AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1996
                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                               HENRY SCHEIN, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            5047                           11-3136595
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of incorporation or           Classification Code Number)          Identification Number)
         organization)

                              -------------------

                                135 DURYEA ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 843-5500
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              -------------------

                               STANLEY M. BERGMAN
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               HENRY SCHEIN, INC.
                                135 DURYEA ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 843-5500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------

                                   COPIES TO:

    ROBERT A. CANTONE, ESQ.             MARK E. MLOTEK, ESQ.             LARRY A. BARDEN, ESQ.
     PROSKAUER ROSE GOETZ &               GENERAL COUNSEL                   SIDLEY & AUSTIN
         MENDELSOHN LLP                  HENRY SCHEIN, INC.             ONE FIRST NATIONAL PLAZA
         1585 BROADWAY                    135 DURYEA ROAD               CHICAGO, ILLINOIS 60603
    NEW YORK, NEW YORK 10036          MELVILLE, NEW YORK 11747               (312) 853-7000
         (212) 969-3000                    (516) 843-5500

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as possible after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

                                                           PROPOSED       PROPOSED MAXIMUM
          TITLE OF EACH                  AMOUNT        MAXIMUM OFFERING       AGGREGATE          AMOUNT OF
       CLASS OF SECURITIES                TO BE            PRICE PER          OFFERING         REGISTRATION
         TO BE REGISTERED             REGISTERED(1)        SHARE(2)           PRICE(2)              FEE
Common Stock, par value $.01 per
  share...........................      6,555,000           $36.625         $240,076,875        $82,785.13

(1) Includes 855,000 shares subject to an over-allotment option granted to the Underwriters.

(2) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee, based on the average of the high and low sale prices of the Registrant's Common Stock on the Nasdaq National Market on May 29, 1996.

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               HENRY SCHEIN, INC.
            CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-1

                   REGISTRATION STATEMENT
                      ITEM AND HEADING                          LOCATION IN PROSPECTUS
       ----------------------------------------------  ----------------------------------------
  1.   Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus........  Outside Front Cover Page of Prospectus
  2.   Inside Front and Outside Back Cover Pages of
       Prospectus....................................  Inside Front and Outside Back Cover
                                                       Pages of Prospectus
  3.   Summary Information, Risk Factors and Ratio of
       Earnings to Fixed Charges.....................  Prospectus Summary; Risk Factors
  4.   Use of Proceeds...............................  Use of Proceeds
  5.   Determination of Offering Price...............  Inapplicable
  6.   Dilution......................................  Inapplicable
  7.   Selling Security Holders......................  Principal and Selling Stockholders
  8.   Plan of Distribution..........................  Underwriting
  9.   Description of Securities to be Registered....  Description of Capital Stock
 10.   Interests of Named Experts and Counsel........  Legal Matters
 11.   Information with Respect to the Registrant:
       (a)   Description of Business.................  Business
       (b)   Description of Property.................  Business
       (c)   Legal Proceedings.......................  Business
       (d)   Market Price of and Dividends on the
             Registrant's Common Equity and related
             Stockholder matters.....................  Dividends; Price Range of Common Stock
       (e)   Financial Statements....................  Financial Statements
       (f)   Selected Financial Data.................  Selected Consolidated Financial
                                                       Information and Operating Data
       (g)   Supplementary Financial Information.....  Pro Forma Condensed Consolidated
                                                         Financial Information
       (h)   Management's Discussion and Analysis of
             Financial Condition and Results of
             Operations..............................  Management's Discussion and Analysis of
                                                         Financial Condition and Results of
                                                         Operation
       (i)   Changes in and Disagreements with
             Accountants.............................  Inapplicable
       (j)   Directors and Executive Officers........  Management
       (k)   Executive Compensation..................  Management
       (l)   Security Ownership of Certain Beneficial
             Owners and Management...................  Principal and Selling Stockholders
       (m)   Certain Relationships and Related
             Transactions............................  Management; Certain Transactions
 12.   Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...................................  Inapplicable

                   SUBJECT TO COMPLETION, DATED JUNE 4, 1996

PROSPECTUS
                             [LOGO] HENRY SCHEIN(R)


    Of the 5,700,000 shares of Common Stock offered hereby, 2,880,500 shares are being sold by Henry Schein, Inc. (the "Company") and 2,819,500 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

    The Common Stock offered hereby is quoted on the Nasdaq National Market under the symbol "HSIC." On May 31, 1996, the last reported sale price of the Common Stock was $37.00 per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                                                    PROCEEDS TO
                                          UNDERWRITING         PROCEEDS TO            SELLING
                   PRICE TO PUBLIC        DISCOUNT(1)           COMPANY(2)          STOCKHOLDERS
Per Share......           $                    $                    $                    $
Total(3).......           $                    $                    $                    $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $1,000,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 855,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to
    Company and Proceeds to Selling Stockholders will be $         , $         ,
    $         and $         , respectively.

    The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for
the shares of Common Stock will be made on or about             , 1996.

[LOGO]


               The date of this Prospectus is             , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Henry Schein is a direct
marketer of Healthcare
products and services to         [PHOTO]                [PHOTO]
office-based healthcare                              -  Broad Product
practitioners.                                          Offerings at Low Prices


[PHOTO]                  [PHOTO]                      [PHOTO]

       - Direct Sales and Marketing Programs




                                 [PHOTO]

                        Field Sales Consultants




                        - Telesales Representatives

                          [PHOTO]         [PHOTO]















    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The Company operates on a 52-53 week fiscal year that ends on the last Saturday in December; all references to the Company's operations for a particular year refer to the year ending on the last Saturday in December. Unless otherwise indicated, all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."

                                  THE COMPANY

    The Company is the largest direct marketer of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. The Company sells products and services to approximately 230,000 customers in markets that the Company estimates exceeded $9.0 billion in sales in 1995. The Company's customers are primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 1995, the Company sold products to over 65% of the estimated 100,000 dental practices in the United States. The Company believes that there is strong awareness of the "Henry Schein" name among office-based healthcare practitioners due to its more than 60 years of experience in distributing healthcare products. Through its comprehensive catalogs and other direct sales and marketing programs, the Company offers its customers a broad product selection of both branded and private brand products which include approximately 50,000 stock keeping units ("SKUs") in North America and approximately 35,000 SKUs in Europe at published prices that the Company believes are below those of many of its competitors. The Company also offers various value-added products and services, such as practice management software. As of March 30, 1996, the Company had sold over 16,000 dental practice management software systems, more than any of its competitors. The Company's activities are conducted by the Company; by its subsidiaries, including Henry Schein UK Holdings Limited in the United Kingdom, Schein Dental Equipment Corp. ("Schein Dental Equipment") and S&S Dental Supply, Inc., each of which distributes dental products, and Zahn Holdings, Inc., which distributes dental laboratory products, as well as their respective subsidiaries; and by 50%-or-less owned entities, including HS Pharmaceutical, Inc. ("HS Pharmaceutical") and its subsidiaries, which are engaged in the manufacture and distribution of certain generic pharmaceutical products.

    During 1995, the Company distributed over 8.5 million pieces of direct marketing materials (such as catalogs, flyers and order stuffers) to approximately 600,000 office-based healthcare practitioners. The Company supports its direct marketing efforts with approximately 400 telesales representatives who facilitate order processing and generate sales through direct and frequent contact with customers and with approximately 250 field sales consultants. The Company utilizes database segmentation techniques to more effectively market its products and services to customers. In recent years, the Company has continued to expand its management information systems and has established strategically located distribution centers in the United States and Europe to enable it to better serve its customers and increase its operating efficiency. The Company believes that these investments, coupled with its broad product offerings, enable the Company to provide its customers with a single source of supply for substantially all their healthcare product needs and provide them with convenient ordering and rapid, accurate and complete order fulfillment. The Company estimates that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering, and that approximately 99% of all orders in the United States and Canada received before 6:00 p.m. are shipped on the same day the order is received. In addition, the Company estimates that over 90% of orders are received by its customers within two days of placing the order.

    The Company intends to increase its sales to existing dental customers by intensifying its direct marketing efforts, by offering additional products and services, and by augmenting its direct marketing and telesales efforts with additional field sales consultants. The Company, which had traditionally focused primarily on the dental market, is currently utilizing these strategies and its cost-effective infrastructure to further expand into the medical and veterinary markets. Net sales to these markets increased from $59.9 million in 1991 to $164.7 million in 1995, which represented 26.7% of the Company's net sales in 1995. In 1990, the Company established marketing and distribution capabilities in Europe. Net sales in international markets have increased from $23.6 million in 1991 to $107.7 million in 1995, which represented 17.5% of the Company's net sales in 1995.

    The Company believes that there has been consolidation among healthcare products distributors serving office-based healthcare practitioners and that this consolidation will continue to create opportunities for the Company to expand through acquisitions and joint ventures. In recent years, the Company has acquired or entered into joint ventures with a number of companies engaged in businesses that are complementary to those of the Company.

    In November 1995, the Company completed an initial public offering of 7,089,750 shares of its Common Stock. In the offering, the Company sold 5,090,000 shares of Common Stock at an intitial public offering price of $16.00 per share, and used the net proceeds primarily to repay amounts outstanding under the Company's revolving credit agreement. Since the initial public offering, the Company has completed five acquisitions and has entered into agreements to acquire an additional five companies. Together, these companies generated approximately $80 million in sales in 1995, and collectively serve office-based healthcare practitioners in the dental, dental laboratory and medical markets. These acquisitions further the Company's acquisition growth strategies of leveraging its existing infrastructure, acquiring regional distributors with networks of field sales consultants and expanding the Company's network of equipment sales and service centers. As a result of the acquisitions that have been completed as well as additional hirings, the Company has increased its domestic field sales consultants from approximately 200 at the time of the initial public offering to approximately 250 at May 31, 1996. In addition, in December 1995, the Company introduced a new Windows(R) version of its dental practice management software and has sold over 2,700 such units through the first quarter of 1996. The Company has also recently introduced ArubA(R), an enhanced Windows(R) version of its computerized order entry system, which also contains an electronic catalog.

    Prior to December 1992, the Company's business was conducted by Schein Holdings, Inc. ("Holdings"), whose subsidiary, Schein Pharmaceutical, Inc. ("Schein Pharmaceutical"), was engaged in the manufacture and distribution of multi-source pharmaceuticals. In December 1992, the Company was incorporated in Delaware and Holdings transferred to the Company all the assets and liabilities of its healthcare distribution business. Holdings retained Schein Pharmaceutical's business of manufacturing and distributing generic pharmaceuticals, and the Company did not assume any other liabilities of Holdings, including the liabilities associated with Schein Pharmaceutical's business. At the time of the transfer, the Company's and Schein Pharmaceutical's businesses were being conducted on a stand-alone basis. As part of the transfer of assets from Holdings to the Company, the Company received Holdings' 50% interest in HS Pharmaceutical. HS Pharmaceutical's business is conducted independently from that of Schein Pharmaceutical and was transferred to the Company because of its historical connection to the Company. Other than certain common stockholders, there is no affiliation between the Company and Schein Pharmaceutical, and all transactions between the Company and Schein Pharmaceutical are on an arms-length basis.

                                  THE OFFERING

Shares Offered by the Company........................   2,880,500
Shares Offered by the Selling Stockholders...........   2,819,500
Shares Outstanding Immediately After the Offering....   21,187,494(1)
Use of Proceeds to the Company.......................   Repayment of indebtedness and
                                                        general corporate purposes,
                                                        including financing possible
                                                        acquisitions. See "Use of Proceeds."
Nasdaq National Market Symbol........................   HSIC

- ------------

(1) Excludes an aggregate of 678,797 shares reserved for issuance upon the exercise of outstanding options granted under the Company's 1994 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan and 49,838 shares reserved for issuance under the plans for options not yet granted. See "Management--Stock Option Plan" and "--Directors Stock Option Plan."

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                                                                         THREE MONTHS ENDED,
                                                   YEARS ENDED,                                     -----------------------------
                ----------------------------------------------------------------------------------                         PRO
                                                                                       PRO FORMA,                        FORMA,
                                                                                           AS                              AS
                                                                                      ADJUSTED(1)                       ADJUSTED(1)
                                                                                      ------------             MARCH    ---------
                DECEMBER 28,  DECEMBER 26,  DECEMBER 25,  DECEMBER 31,  DECEMBER 30,  DECEMBER 30,  APRIL 1,    30,     MARCH 30,
                    1991          1992          1993          1994          1995          1995        1995      1996      1996
                ------------  ------------  ------------  ------------  ------------  ------------  --------  --------  ---------
STATEMENT OF
 OPERATIONS
 DATA:
Net sales......   $282,110     $  362,925    $  415,710    $  486,610    $  616,209     $671,448    $136,040  $185,359  $194,101
Gross profit...     82,273        105,699       121,017       142,688       190,584      205,289      40,315    54,949    57,315
Selling,
 general &
 admin.
expenses.......     79,775         96,287       109,574       128,560       170,823      184,509      37,329    50,245    52,311
Special
charges(2).....        613          7,510         6,057        23,603        20,797       --           --        --        --
Operating
 income
(loss).........      1,885          1,902         5,386        (9,475)       (1,036)      20,780       2,986     4,704     5,004
Net income
(loss).........   $    986     $      555    $    3,910    $  (10,876)   $  (10,216)    $ 11,323    $    936  $  2,464  $  2,782
Net income per
common share...                                                                         $    .63    $    .08  $    .13  $    .14
Average shares
outstanding....                                                                           17,952      12,184    18,670    19,728
PRO FORMA
 INCOME
 DATA(3):
Pro forma
 operating
income.........                                            $   14,128    $   19,761
Pro forma net
income.........                                            $    6,978    $    9,407
Pro forma net
 income per
common share...                                            $      .58    $      .70
Pro forma
 average shares
outstanding....                                                12,127        13,447
SELECTED
 OPERATING
 DATA:
Number of
 orders
shipped........                 1,824,000     2,044,000     2,274,000     2,629,000                  627,932   749,724
Average order
size...........                $      199    $      203    $      214    $      234                 $    216  $    247

                                                                                 MARCH 30, 1996
                                                                             ----------------------
                                                                                         PRO FORMA,
                                                                                             AS
                                                                              ACTUAL     ADJUSTED(1)
                                                                             --------    ----------
BALANCE SHEET DATA:
Working capital...........................................................   $124,055     $188,471
Total assets..............................................................    303,733      379,213
Total debt................................................................     63,647       35,265
Minority interest.........................................................      4,361        4,361
Stockholders' equity......................................................    144,940      247,294

- ------------
(1) Gives effect to (a) the Acquisitions that are described in Pro Forma Condensed Consolidated Financial Information and the borrowings under the Company's revolving credit facility to finance the Acquisitions, as if these transactions had occurred on January 1, 1995 for the purpose of the Statement of Operations Data and as if those transactions pending at March 30, 1996 had occurred at that date with respect to the Balance Sheet Data,
    (b) the sale of 5,090 shares of Common Stock at $16.00 per share in connection with the Company's 1995 initial public offering and the application of the net proceeds therefrom to repay debt (including debt to finance the Acquisitions) as if the initial public offering had occurred on January 1, 1995 with respect to the Statement of Operations Data, and (c) the sale of a sufficient number of shares of Common Stock by the Company in this Offering at an estimated offering price of $37.00 per share to repay debt (including debt to finance the Acquisitions) as if this Offering had occurred on November 3, 1995 for the purpose of the Statement of Operations Data and on March 30, 1996 with respect to the Balance Sheet Data. See "Pro Forma Condensed Consolidated Financial Information" and Notes 1 and 2 to the Company's Consolidated Financial Statements.

(2) Includes: (a) for 1991, special professional fees of $0.6 million; (b) for 1992, cash payments of $5.3 million for income taxes resulting from stock grants made to an executive officer of the Company and special professional fees of $2.2 million; (c) for 1993, non-cash special management compensation charges of $0.6 million in amortization of deferred compensation arising from

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page) the 1992 stock grants, special professional fees of $2.3 million, $0.7 million paid in connection with an acquisition and $2.5 million resulting from the buyout of employees' rights to future income contained in their employment agreements; (d) for 1994, non-cash special management compensation arising from accelerated amortization of deferred compensation arising from the 1992 stock grants to an executive officer of the Company of $17.3 million, which included a 1994 mark-to-market adjustment (because of certain repurchase features) of $9.1 million, due to the resolution, with the closing of the Reorganization, of certain contingencies surrounding the issuance of the stock grants, non-cash special management compensation charges of $1.6 million (net of prior accruals of approximately $1.9 million under an executive incentive plan) arising from stock issuances to certain other senior management of the Company, valued at $3.5 million, cash payments for income taxes of approximately $2.4 million resulting from these stock issuances, $0.3 million for additional income taxes resulting from the 1992 stock grants and special professional fees of $2.0 million; and (e) for 1995, non-cash special management compensation charges of $17.5 million arising from final mark-to-market adjustments (reflecting an increase in estimated market value from 1994 to the initial public offering price of $16.00 per share) for stock grants made to an executive officer of the Company in 1992 and other stock issuances made to certain other senior management of the Company (because of certain repurchase features which expired with the initial public offering), an approximate $2.8 million non-cash special management compensation charge (also based on the initial public offering price of $16.00 per share) relating to compensatory options granted in 1995 and a cash payment of $0.5 million for additional income taxes resulting from stock issuances. Special charges have been eliminated in the pro forma, as adjusted columns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Reorganization" and "Management--Stock Option Plan."

(3) Reflects the pro forma elimination of special charges incurred in 1994 and 1995 for special management compensation of $21.6 million and $20.8 million, respectively, and special professional fees incurred in 1994 of $2.0 million arising from the Reorganization, and the related tax effects of $5.8 million and $1.2 million for 1994 and 1995, respectively. See "Reorganization."

                              -------------------

    The Company's principal executive offices are located at 135 Duryea Road, Melville, New York 11747, and its telephone number is 516-843-5500.

    As used in this Prospectus, the term the "Company" refers to Henry Schein, Inc., a Delaware corporation, and its subsidiaries 50%, owned companies and predecessor, unless otherwise stated.

                                  RISK FACTORS

    In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

    Control by Insiders. After the completion of this Offering, Stanley M. Bergman, Chairman of the Board, Chief Executive Officer and President of the Company, will own approximately, directly or indirectly, 6.8% of the outstanding Common Stock and by virtue of a Voting Trust Agreement (which expires December 31, 1998 unless terminated earlier) with certain of the Company's current principal stockholders, will have the right to vote up to an aggregate of approximately 39.7% of the outstanding shares of Common Stock. In addition, until December 31, 1998, under certain circumstances, Mr. Bergman has the right to direct the nomination of a majority of the nominees to the Company's Board of Directors and, from January 1, 1999 until December 31, 2003, Mr. Bergman has the right to direct the nomination of all, or, under certain circumstances, four (out of nine), of the nominees to the Company's Board of Directors, and in all such events certain of the current principal stockholders are required to vote for such nominees. Because of these voting arrangements, Mr. Bergman has significant influence over matters requiring the approval of the Board of Directors or stockholders of the Company. Under certain circumstances, these voting arrangements may terminate prior to December 31, 1998. In that event, certain of the Company's current principal stockholders may be able to significantly influence all matters requiring stockholder approval, including the election of directors. The foregoing, together with certain provisions in the Company's Amended and Restated Certificate of Incorporation, including a provision thereof requiring the approval of holders of 60% of the outstanding stock of the Company entitled to vote prior to consummation of a merger or sale of substantially all the assets of the Company, may make it more difficult for a third party to acquire, or may discourage acquisition bids for the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Reorganization," "Principal and Selling Stockholders" and "Description of Capital Stock."

    Competition. The distribution of healthcare products to office-based healthcare practitioners is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. Some of the Company's competitors have greater financial and other resources than the Company. Most of the Company's products are available from several sources, and the Company's customers tend to have relationships with several distributors. In addition, competitors of the Company could obtain rights to market particular products to the exclusion of the Company. Manufacturers also could increase their efforts to sell directly to end-users, thereby by-passing distributors such as the Company. Consolidation among healthcare products distributors serving office-based healthcare practitioners could result in existing competitors increasing their market position through acquisitions or joint ventures, which may materially adversely affect operating results. In addition, new competitors may emerge which could materially adversely affect the Company's operating results. There can be no assurance the Company will not face increased competition in the future. See "Business--Competition."

    Expansion through Acquisitions and Joint Ventures. The Company intends to expand in its domestic and international markets, in part, through acquisitions and joint ventures. However, the Company's ability to successfully expand through acquisitions and joint ventures will depend upon the availability of suitable acquisition or joint venture candidates at prices acceptable to the Company, the Company's ability to consummate such transactions and the availability of financing on terms acceptable to the Company. There can be no assurance that the Company will be effective in making acquisitions or joint ventures. Such transactions involve numerous risks, including possible adverse short-term effects on the Company's operating results or the market price of the Company's Common Stock. Certain of the Company's acquisitions and future acquisitions may also give rise to an obligation by the Company to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse financial effect on the Company. In addition, integrating acquired businesses and joint ventures may result in a loss of customers or product lines of the acquired businesses or joint ventures, and also requires significant management attention and may place significant demands on the Company's operations, information systems and financial resources. In 1996, the Company completed five acquisitions and entered into agreements to acquire five other companies. Five of these completed or pending acquisitions are reflected in the Pro Forma Condensed Consolidated Statements of Operations and account for 4.5% and 6.0% of pro forma net sales and operating income, respectively, for the three months ended March 30, 1996. The failure to effectively integrate acquired businesses and joint ventures with the Company's operations could adversely affect the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Growth Strategy," "--Sales and Marketing" and "--Employees."

    Fluctuations in Quarterly Earnings. The Company's business has been subject to seasonal and other quarterly influences. Net sales and operating profits have been generally higher in the fourth quarter due to the timing of sales of software, year-end promotions, and purchasing patterns of office-based healthcare practitioners and have been generally lower in the first quarter due primarily to increased purchases in the prior quarter. Quarterly results may also be adversely affected by a variety of other factors, including the timing of acquisitions and related costs, the release of software enhancements, promotions, adverse weather, and fluctuations in exchange rates associated with international operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Practice Management Software. During 1995, approximately $17.2 million, or 2.8%, and $15.7 million, or 8.3%, of the Company's net sales and gross profit, respectively, were derived from sales of the Company's Easy Dental(R) Plus and AVImark(R) practice management software to United States dental and veterinary office-based healthcare practitioners, respectively. Competition among companies supplying practice management software is intense and increasing. The Company's future sales of practice management software will depend, among other factors, upon the effectiveness of the Company's sales and marketing programs, the Company's ability to enhance its products and the ability to provide ongoing technical support. There can be no assurance that the Company will be successful in introducing and marketing software enhancements or new software, or that such software will be released on time or accepted by the market. The Company's software products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. While the Company's current products have not experienced significant post-release software errors or bugs to date, there can be no assurance that problems will not occur in the future. Any such defective software may result in increased expenses related to the software and could adversely affect the Company's relationship with the customers using such software. The Company does not have any patents on its software and relies upon copyright, trademark and trade secret laws; there can be no assurance that such legal protections will be available or enforceable to protect its software products. The Company's software products are generally distributed under "shrink-wrap" licenses that are not signed by the customer and therefore may be unenforceable in certain jurisdictions. See "Business-- Growth Strategy" and "--Products."

    Foreign Operations. During 1995, approximately 17.5% and 19.4% of the Company's net sales and gross profit, respectively, were derived from sales to customers located outside the United States and Canada. The Company's international businesses are subject to a number of inherent risks, including difficulties in opening and managing foreign offices and distribution centers; establishing channels of distribution; fluctuations in the value of foreign currencies; import/export duties and quotas; and unexpected regulatory, economic and political changes in foreign markets. There can be no assurance that these factors will not adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Growth Strategy" and "--Distribution."

    Dependence on Senior Management. The Company's future performance will depend, in part, upon the efforts and abilities of certain members of senior management, particularly Stanley M. Bergman, Chairman, Chief Executive Officer and President, James P. Breslawski, Executive Vice President, and Steven Paladino, Senior Vice President and Chief Financial Officer. The loss of service of one or more of these persons could have an adverse effect on the Company's business. As of January 1992, the Company entered into an employment agreement with Mr. Bergman for a term of eight years. The success of certain acquisitions and joint ventures effected by the Company may depend, in part, on the Company's ability to retain key management of the acquired business or joint venture. See "Management--Employment and Other Agreements."

    Changes in Healthcare Industry. In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements by office-based healthcare practitioners. The Company's inability to react effectively to these and other changes in the healthcare industry could adversely affect its operating results. The Company cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms may have on the Company or its customers and suppliers. See "Business--Industry."

    Government Regulation. The Company and its customers and suppliers are subject to extensive Federal and state regulation in the United States, as well as regulation by foreign governments, and the Company cannot predict the extent to which future legislative and regulatory developments concerning their practices and products or the healthcare industry may affect the Company. In addition, the Company, as a marketer, distributor and manufacturer of healthcare products (including its 50%-owned company, HS Pharmaceutical, which distributes and manufactures generic pharmaceuticals), is required to obtain the approval of Federal and foreign governmental agencies, including the Food and Drug Administration, prior to marketing, distributing and manufacturing certain of those products, and it is possible that the Company may be prevented from selling new manufactured products should a competitor receive prior approval. Further, the Company's plants and operations are subject to review and inspection by local, state, Federal and foreign governmental entities. The Company's suppliers are also subject to similar governmental requirements. See "Business--Government Regulation."

    Risk of Product Liability Claims and Insurance. The sale, manufacture and distribution of healthcare products involves a risk of product liability claims and adverse publicity. Although the Company has not been subject to a significant number of such claims or incurred significant liabilities due to such claims, there can be no assurance that this will continue to be the case. In addition, the Company maintains product liability insurance coverage and has certain rights to indemnification from third parties, but there can be no assurance that claims outside of or exceeding such coverage will not be made, that the Company will be able to continue to obtain insurance coverage or that the Company will be successful in obtaining indemnification from such third parties. The Company also may not be able to maintain existing coverage or obtain, if it determined to do so, insurance providing additional coverage at reasonable rates. As of May 31, 1996, the Company was named a defendant in 12 product liability cases. The Company believes that none of the currently pending cases will have a material adverse effect on the Company. See "Business--Legal Matters."

    Cost of Shipping. Shipping is a significant expense in the operation of the Company's business. The Company ships its products to customers generally by United Parcel Service and other delivery services, and typically bears the cost of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on the Company's operating results. Similarly, strikes or other service interruptions by such shippers could adversely affect the Company's ability to deliver products on a timely basis. See "Business--Distribution."

    Reliance on Telephone and Computer Systems. Because the Company believes that its success depends, in part, upon its telesales and direct marketing efforts and its ability to provide prompt, accurate and complete service to its customers on a price-competitive basis, any continuing disruption in either its computer system or its telephone system could adversely affect its ability to receive and process customer orders and ship products on a timely basis, and could adversely affect the Company's relations with its customers. See "Business--Customer Service."

    State Sales Tax Collection. As of May 31, 1996, the Company collected sales tax or other similar tax only on sales of products to residents of 15 states. Various other states have sought to impose on direct marketers the burden of collecting state sales taxes on the sale of products shipped to those states' residents. A successful assertion by a state or states that the Company should have collected or be collecting state sales taxes on the sale of products shipped to that state's residents could have an adverse effect on the Company. See "Business--Distribution."

    Potential Volatility of Stock Price. The market price of the Company's Common Stock may be subject to fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by investment analysts or changes in business or regulatory conditions affecting the Company, its customers, its suppliers or its competitors. The stock market historically has experienced volatility which has particularly affected the market prices of securities of many companies in the healthcare industry and which sometimes has been unrelated to the operating performances of such companies. These market fluctuations may adversely affect the market price of the Common Stock.

    Anti-takeover Provisions; Possible Issuance of Preferred Stock. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. These provisions, among other things, (i) require the affirmative vote of the holders of at least 60% of the shares entitled to vote to approve a sale, lease, transfer or exchange of all or substantially all of the assets of the Company, (ii) require the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote to remove a director or to fill a vacancy on the Board of Directors, (iii) require the affirmative vote of the holders of at least 80% of the shares entitled to vote to amend or repeal certain provisions of the Amended and Restated Certificate of Incorporation and
(iv) require the affirmative vote of at least 66 2/3% of the Board of Directors to amend or repeal the Amended and Restated By-Laws of the Company. In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock. Under certain conditions, Section 203 of the Delaware General Corporation Law would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years. In addition, the Company's 1994 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan provide for accelerated vesting of stock options upon a change in control of the Company, and in certain instances, agreements between the Company and its executive officers provide for increased severance payments if such executive officers are terminated without cause within two years after a change in control of the Company. See "Description of Capital Stock," "Management--Employment and Other Agreements," "--Stock Option Plan" and "--Directors Stock Option Plan."

    Shares Eligible for Future Sale. Future sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) by the Company's current stockholders (including certain executive officers, employees and affiliates of the Company) after this Offering, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. The Company and its directors, executive officers and certain stockholders have agreed, subject to certain exceptions described in "Underwriting," not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into Common Stock or register for sale under the Securities Act of

1933, as amended (the "Securities Act"), any Common Stock for a period of 120 days after the date of this Prospectus (the "Lock-Up Period"), without the prior written consent of the Representatives of the Underwriters. After the termination of the Lock-Up Period, 8,003,679 shares of Common Stock that will be owned by certain of the Company's current stockholders, constituting approximately 37.8% of the Company's then outstanding shares of Common Stock, may be eligible for immediate resale in the public market pursuant to Rule 144 under the Securities Act. In connection with the Reorganization, the Company entered into a Registration Rights Agreement with certain of the current stockholders. The Company has granted certain registration rights in connection with one of the Acquisitions, and may grant additional registration rights in connection with future acquisitions. See "Reorganization," "Principal and Selling Stockholders" and "Underwriting."

    Reorganization. In connection with the reorganization of the Company's ownership and the various agreements entered into in connection therewith between 1992 and 1994, certain stockholders of the Company made customary representations, warranties and covenants and provided for indemnification with respect to the structure of the transaction and for breaches of such representations, warranties and covenants. No claims for such indemnification have arisen to date. Applicable accounting rules provide that certain amounts paid or assumed by such stockholders on behalf of the Company in satisfaction of indemnity obligations may be required to be recorded by the Company for financial reporting purposes as an expense. Accordingly, although any such payment or assumption may not materially impact the Company's cash flow, the Company's results of operations would be negatively impacted in the period incurred. In addition, there can be no assurance that such stockholders will have the resources in the future to meet their respective indemnification obligations, if any, under such agreements. Also, in connection with the Reorganization, the Company, Holdings and Marvin H. Schein, a director and principal stockholder of the Company, agreed to terminate a lifetime consulting agreement entered into in 1982 between the Company's predecessor and Mr. Schein, and the Company and Mr. Schein agreed to continue the consulting arrangement on the terms set forth in a new lifetime consulting agreement (the "Consulting Agreement"). The current Consulting Agreement modified certain of the terms of the 1982 agreement, including the elimination of a provision limiting Mr. Schein's compensation to $100,000 per annum if the Company's pre-tax income were less than $3.5 million for two consecutive years. The Consulting Agreement currently provides for initial compensation of $258,000 per year, increasing $25,000 every fifth year beginning in 1997. The Consulting Agreement also provides that Mr. Schein will participate in all benefit, compensation, welfare and perquisite plans, policies and programs generally available to either the Company's employees or the Company's senior executive officers, excluding the Company's Stock Option Plan, that Mr. Schein's spouse, and his children until they attain the age of 21, will be covered by the Company's health plan, and that the Company will provide Mr. Schein with the use of an automobile and expenses related thereto. The Consulting Agreement was originally entered into as part of a recapitalization of the Company's predecessor in 1982 among Mr. Schein and its other stockholders, and to secure for the Company the consulting services of Mr. Schein, who had served the Company in various executive capacities for more than the prior twenty years. See "Reorganization."

    Forward-Looking Statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This prospectus contains forward-looking statements based on current expectations that could be affected by the risks and uncertainties involved in the Company's business, including the risks and uncertainties set forth above. Subsequent written or oral statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this prospectus and those in the Company's reports filed with the Securities and Exchange Commission (the "Commission").

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from this Offering, after deducting the estimated underwriting discount and expenses of the Offering payable by the Company, are estimated to be $101.0 million assuming a public offering price of $37.00 per share. The Company intends to use the net proceeds of the Offering (i) to repay a portion of the amount outstanding under the Company's revolving credit agreement (under which approximately $53.2 million principal amount was outstanding as of May 31, 1996), (ii) to repay a $2.4 million note payable, incurred in connection with a 1995 acquisition (with interest at prime minus 1%, maturing October 2000), and (iii) for general corporate purposes, including financing possible acquisitions. In addition, depending upon their respective closing dates, certain of the proceeds may be used to fund one or more of the Company's pending acquisitions. The Company's revolving credit agreement, which terminates July 1, 1999, provides for interest to be paid at varying rates, depending on certain financial covenants, ranging from LIBOR plus 0.63% to prime plus 1.0% per annum. See "Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

    Except for a dividend paid in 1992 at the time of the separation of the Company from Holdings, the Company has never paid a cash dividend on its Common Stock. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future; it intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Any payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors. The revolving credit agreement and the note issued in connection with the acquisition of Beheermaatschappij Van den Braak en De Vos B.V. ("Van den Braak") limit the distribution of dividends without the prior written consent of the lenders. See "Reorganization."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "HSIC." The following table sets forth, for the fiscal periods indicated, the high and low sale prices of the Common Stock as reported by Nasdaq.

                                                                 HIGH             LOW
                                                              ---------------   ---------------
1995
  Fourth Quarter (from November 3, 1995)...................   $29 1/2           $20 3/8
1996
  First Quarter............................................   $30 3/4           $23 1/2
  Second Quarter (through May 31, 1996)....................   $39 1/4           $27 1/2

    On May 31, 1996, there were approximately 127 holders of record of the Company's Common Stock. The last reported sale price per share of the Common Stock on May 31, 1996 on the Nasdaq National Market was $37.00.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at March 30, 1996, on (i) a historical basis and (ii) a pro forma basis, as adjusted, as if the Other Recent and Pending Acquisitions had occurred on March 30, 1996 with adjustment to give effect to (a) the issuance of 45,900 shares of Common Stock in connection with one of the Acquisitions, (b) the borrowings to fund certain of the Acquisitions and (c) the sale by the Company of shares of Common Stock offered hereby at $37.00 per share and the application of a portion of the estimated net proceeds of such sale to repay debt (including debt incurred to finance certain of the Acquisitions). This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. See "Use of Proceeds" and "Pro Forma Condensed Consolidated Financial Information."

                                                                             MARCH 30, 1996
                                                                         -----------------------
                                                                                     PRO FORMA,
                                                                          ACTUAL     AS ADJUSTED
                                                                         --------    -----------
                                                                             (IN THOUSANDS)
Short-term debt:
  Bank credit lines...................................................   $  8,085     $   8,085
  Current maturities of long-term debt................................      3,861         3,879
                                                                         --------    -----------
    Total short-term debt.............................................   $ 11,946     $  11,964
                                                                         --------    -----------
                                                                         --------    -----------
Long-term debt, less current maturities:
  Revolving credit agreement..........................................   $ 39,000     $  13,000
  Other...............................................................     12,701        10,301
                                                                         --------    -----------
    Total long-term debt..............................................     51,701        23,301
                                                                         --------    -----------
Minority interest.....................................................      4,361         4,361
                                                                         --------    -----------
Stockholders' equity:
  Common stock, $.01 par value; 60,000,000 shares authorized;
    18,358,673 shares issued, actual; 21,285,073 shares issued, pro
    forma, as adjusted(1).............................................        183           213
  Additional paid-in capital..........................................    123,866       226,190
  Retained earnings...................................................     22,210        22,210
  Treasury stock, at cost, 51,679 shares..............................       (769)         (769)
  Foreign currency translation adjustment.............................       (550)         (550)
                                                                         --------    -----------
    Total stockholders' equity........................................    144,940       247,294
                                                                         --------    -----------
      Total capitalization............................................   $201,002     $ 274,956
                                                                         --------    -----------
                                                                         --------    -----------

- ------------

(1) Excludes (a) 221,397 shares of Common Stock reserved for issuance upon the exercise of outstanding options at an exercise price of $4.21 per share, 402,400 shares reserved for issuance at an exercise price of $16.00 per share, 35,000 shares reserved for issuance at an exercise price of $29.00 per share and 10,000 shares reserved for issuance at an exercise price of $31.00 per share granted under the Company's 1994 Stock Option Plan, and an additional 9,838 shares reserved for issuance under such Plan as of May 31, 1996, which additional shares may be issued at an exercise price equal to not less than the fair market value at the time of grant; and (b) 10,000 shares of Common Stock reserved for issuance upon the exercise of outstanding options at an exercise price of $29.00 per share (the fair market value of the Common Stock on the date of grant) granted under the 1996 Non-Employee Directors Stock Option Plan, and an additional 40,000 shares reserved for issuance under such Plan as of May 31, 1996, which additional shares may be issued at an exercise price equal to not less than the fair market value at the time of grant. See "Management--Stock Option Plan" and "--Directors Stock Option Plan."

         SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

    The following selected consolidated financial information with respect to the Company's financial position as of December 31, 1994 and December 30, 1995, and its results of operations for the years ended December 25, 1993, December 31, 1994 and December 30, 1995, has been derived from the audited consolidated financial statements of the Company appearing elsewhere in this Prospectus. The selected consolidated financial information with respect to the Company's results of operations for the years ended December 28, 1991 and December 26, 1992 and with respect to the Company's financial position as of December 28, 1991, December 26, 1992 and December 25, 1993 has been derived from audited financial statements of the Company that are not included in this Prospectus. The selected consolidated financial information for the three months ended April 1, 1995 and March 30, 1996 has been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the information set forth therein. The results for the three months ended March 30, 1996 are not necessarily indicative of the results that may be expected for the full year. The selected financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The Selected Operating Data, Net Sales by Market Data and Balance Sheet Data presented below have not been audited.

                                                             YEARS ENDED,                                     THREE MONTHS ENDED,
                          ----------------------------------------------------------------------------------  -------------------
                                                                                                 PRO FORMA,
                                                                                                     AS
                                                                                                ADJUSTED(1)
                                                                                                ------------
                          DECEMBER 28,  DECEMBER 26,  DECEMBER 25,  DECEMBER 31,  DECEMBER 30,  DECEMBER 30,  APRIL 1,  MARCH 30,
                              1991          1992          1993          1994          1995          1995        1995      1996
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales................   $282,110     $  362,925    $  415,710    $  486,610    $  616,209     $671,448    $136,040  $ 185,359
Cost of sales............    199,837        257,226       294,693       343,922       425,625      466,159      95,725    130,410
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
Gross profit.............     82,273        105,699       121,017       142,688       190,584      205,289      40,315     54,949
Selling, general and
administrative
expenses.................     79,775         96,287       109,574       128,560       170,823      184,509      37,329     50,245
Special management
compensation(2)..........     --              5,283           617        21,596        20,797       --           --        --
Special contingent
consideration(3).........     --            --              3,216       --            --            --           --        --
Special professional
fees(4)..................        613          2,227         2,224         2,007       --            --           --        --
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
Operating income(loss)...      1,885          1,902         5,386        (9,475)       (1,036)      20,780       2,986      4,704
Interest income..........      1,374          1,210           856           251           475          475          69        395
Interest expense.........     (2,196)        (2,953)       (3,216)       (3,756)       (5,833)      (3,344)     (1,288)      (961)
Other income
(expense)--net...........        312            255          (634)          541           276          321          97        (97)
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
Income (loss) before
 taxes on income
 (recovery), minority
 interest and equity in
 earnings of
affiliates...............      1,375            414         2,392       (12,439)       (6,118)      18,232       1,864      4,041
Taxes on income..........        827            622         1,351        (1,630)        5,126        7,810         781      1,783
Minority interest in net
 income (loss) of
subsidiaries.............       (325)          (249)          318           561           509          524         172        (70)
Equity in earnings of
affiliates...............        113            514         1,296           494         1,537        1,425          25        136
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
Income (loss) before
 cumulative effect of
accounting change........        986            555         2,019       (10,876)      (10,216)      11,323         936      2,464
Cumulative effect of
 accounting change.......     --            --              1,891       --            --            --           --        --
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
Net income (loss)........   $    986     $      555    $    3,910    ($  10,876)   ($  10,216)    $ 11,323    $    936  $   2,464
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
Net income per common
share....................                                                                         $    .63    $    .08  $     .13
Average shares
outstanding..............                                                                           17,952      12,184     18,670
PRO FORMA INCOME DATA(5):
Pro forma operating
income...................                                            $   14,128    $   19,761
Pro forma net income.....                                            $    6,978    $    9,407
Pro forma net income per
common share.............                                            $      .58    $      .70
Pro forma average shares
outstanding..............                                                12,127        13,447

                           PRO FORMA,
                               AS
                           ADJUSTED(1)
                           -----------
                            MARCH 30,
                              1996
                           -----------
STATEMENT OF OPERATIONS
 DATA:
Net sales................   $  194,101
Cost of sales............      136,786
                           -----------
Gross profit.............       57,315
Selling, general and
administrative
expenses.................       52,311
Special management
compensation(2)..........      --
Special contingent
consideration(3).........      --
Special professional
fees(4)..................      --
                           -----------
Operating income(loss)...        5,004
Interest income..........          395
Interest expense.........         (682)
Other income
(expense)--net...........          (64)
                           -----------
Income (loss) before
 taxes on income
 (recovery), minority
 interest and equity in
 earnings of
affiliates...............        4,653
Taxes on income..........        2,044
Minority interest in net
 income (loss) of
subsidiaries.............          (37)
Equity in earnings of
affiliates...............          136
                           -----------
Income (loss) before
 cumulative effect of
accounting change........        2,782
Cumulative effect of
 accounting change.......      --
                           -----------
Net income (loss)........   $    2,782
                           -----------
                           -----------
Net income per common
share....................   $      .14
Average shares
outstanding..............       19,728
PRO FORMA INCOME DATA(5):
Pro forma operating
income...................
Pro forma net income.....
Pro forma net income per
common share.............
Pro forma average shares
outstanding..............

                                                             YEARS ENDED,                                     THREE MONTHS ENDED,
                          ----------------------------------------------------------------------------------  -------------------
                                                                                                 PRO FORMA,
                                                                                                     AS
                                                                                                ADJUSTED(1)
                                                                                                ------------
                          DECEMBER 28,  DECEMBER 26,  DECEMBER 25,  DECEMBER 31,  DECEMBER 30,  DECEMBER 30,  APRIL 1,  MARCH 30,
                              1991          1992          1993          1994          1995          1995        1995      1996
                          ------------  ------------  ------------  ------------  ------------  ------------  --------  ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
SELECTED OPERATING DATA:
Number of orders
shipped..................                 1,824,000     2,044,000     2,274,000     2,629,000                  627,932    749,724
Average order size.......                $      199    $      203    $      214    $      234                 $    216  $     247

NET SALES BY MARKET DATA:
Dental(6)................   $195,047     $  228,264    $  245,616    $  266,212    $  317,933                 $ 71,828  $  94,536
Medical..................     43,975         58,314        78,628        97,914       134,979                   26,962     40,127
Veterinary...............     15,974         19,481        24,312        27,872        29,680                    6,650      8,458
Technology(7)............      3,470          5,825         7,738        10,685        25,914                    5,631      5,965
International(8).........     23,644         51,041        59,416        83,927       107,703                   24,969  $  36,273
                          ------------  ------------  ------------  ------------  ------------                --------  ---------
                            $282,110     $  362,925    $  415,710    $  486,610    $  616,209                 $136,040  $ 185,359
                          ------------  ------------  ------------  ------------  ------------                --------  ---------
                          ------------  ------------  ------------  ------------  ------------                --------  ---------
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital..........   $ 28,999     $   28,276    $   74,125    $   76,392    $  103,899                 $ 82,341  $ 124,055
Total assets.............    114,453        137,957       160,793       190,020       296,867                  193,496    303,733
Total debt...............     24,835         41,373        56,567        61,138        43,049                   66,959     63,647
Minority interest........        338            411         1,051         1,823         4,547                    2,097      4,361
Stockholders' equity.....     39,143         40,117        43,897        39,567       142,851                   41,818    144,940


                           PRO FORMA,
                               AS
                           ADJUSTED(1)
                           -----------
                            MARCH 30,
                              1996
                           -----------

SELECTED OPERATING DATA:
Number of orders
shipped..................
Average order size.......
NET SALES BY MARKET DATA:
Dental(6)................
Medical..................
Veterinary...............
Technology(7)............
International(8).........

BALANCE SHEET DATA (AT
 PERIOD END):
Working capital..........   $  188,471
Total assets.............      379,213
Total debt...............       35,265
Minority interest........        4,361
Stockholders' equity.....      247,294

- ------------
(1) Gives effect to (a) the Acquisitions that are described in Pro Forma Condensed Consolidated Financial Information and the borrowings under the Company's revolving credit facility to finance the Acquisitions, as if these transactions had occurred on January 1, 1995 for the purpose of the Statement of Operations Data and as if those transactions pending at March 30, 1996 had occurred at that date with respect to the Balance Sheet Data,
    (b) the sale of 5,090 shares of Common Stock at $16.00 per share in connection with the Company's 1995 initial public offering and the application of the net proceeds therefrom to repay debt (including debt to finance the Acquisitions) as if the initial public offering had occurred on January 1, 1995 with respect to the Statement of Operations Data, and (c) the sale of a sufficient number of shares of Common Stock by the Company in this Offering at an estimated offering price of $37.00 per share to repay debt (including debt to finance the Acquisitions) as if this Offering had occurred on November 3, 1995 for the purpose of the Statement of Operations Data and on March 30, 1996 with respect to the Balance Sheet Data. See "Pro Forma Condensed Consolidated Financial Information" and Notes 1 and 2 to the Company's Consolidated Financial Statements.

(2) Includes: (a) for 1992, cash payments of $5.3 million for income taxes resulting from stock grants made to an executive officer of the Company; (b) for 1993, non-cash special management compensation charges of $0.6 million in amortization of deferred compensation arising from the 1992 stock grants;
    (c) for 1994, non-cash special management compensation arising from accelerated amortization of deferred compensation arising from the 1992 stock grants to an executive officer of the Company of $17.3 million, which included a 1994 mark-to-market adjustment (because of certain repurchase features) of $9.1 million, due to the resolution, with the closing of the Reorganization, of certain contingencies surrounding the issuance of the stock grants, non-cash special management compensation charges of $1.6 million (net of prior accruals of approximately $1.9 million under an executive incentive plan) arising from stock issuances to certain other senior management of the Company, valued at $3.5 million, cash payments for income taxes of approximately $2.4 million resulting from these stock issuances and $0.3 million for additional income taxes resulting from the 1992 stock grants; and (d) for 1995, non-cash special management compensation charges of $17.5 million arising from final mark-to-market adjustments (reflecting an increase in estimated market value from 1994 to the initial public offering price of $16.00 per share) for stock grants made to an executive officer of the Company in 1992 and other stock issuances made to certain other senior management of the Company (because of certain repurchase features which expired with the initial public offering), an approximate $2.8 million non-cash special management compensation charge (also based on the initial public offering price of $16.00 per share) relating to compensatory options granted in 1995 and a cash payment of $0.5 million for additional income taxes resulting from such stock issuances. Special management compensation has been eliminated in the pro forma, as adjusted columns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Reorganization" and "Management--Stock Option Plan."

(3) Includes $0.7 million paid in connection with an acquisition and $2.5 million resulting from the buyout of employees' rights to future income contained in their employment agreements. Special contingent consideration has been eliminated in the pro forma, as adjusted columns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Includes special professional fees incurred by the Company in connection with the Reorganization. Special professional fees have been eliminated in the pro forma, as adjusted columns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Reorganization."

(5) Reflects the pro forma elimination of special charges incurred in 1994 and 1995 for special management compensation of $21.6 million and $20.8 million, respectively, and special professional fees incurred in 1994 of $2.0 million arising from the Reorganization, and the related tax effect of $5.8 million and $1.2 million for 1994 and 1995, respectively. See "Reorganization."

(6) Dental consists of the Company's dental sales in the United States and Canada.

(7) Technology consists of the Company's practice management software sales and sales of certain other value-added products and services.

(8) International consists of sales (substantially all dental) to customers outside the United States and Canada, primarily in Europe.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

    The Pro Forma Condensed Consolidated Financial Information reflects (1) financial information with respect to (i) the Company's 1995 acquisition of Veratex (for the period set forth below), (ii) the Company's acquisition of, or agreement to acquire, five other businesses in 1996 consisting of a 100% interest in three companies which had net sales of approximately $31.4 million in 1995 and an 80% interest in one company which had net sales of $4.0 million in 1995 and (iii) the acquisition by one of the Company's 50% owned companies of a 100% interest in a company which had net sales of approximately $2.9 million in 1995 (collectively, the acquisitions in (ii) and (iii) are referred to as the "Other Recent and Pending Acquisitions" and together with Veratex, such acquisitions are referred to as the "Acquisitions"), and (2) the sale of 5,090,000 shares of Common Stock at $16.00 per share in the Company's 1995 initial public offering and the application of the net proceeds therefrom to reduce debt, including debt to finance the Acquisitions (for the period set forth below). Two of the companies included in the Other Recent and Pending Acquisitions distribute dental supplies and equipment, one distributes dental laboratory equipment and supplies, one manufactures and distributes dental products and one distributes medical supplies. Since December 30, 1995, the Company also acquired or entered into agreements to acquire five other companies, the financial information for which is not reflected in the Pro Forma Condensed Consolidated Financial Information and is not material either individually or in the aggregate. The aggregate cash purchase price for the Acquisitions is expected to be approximately $30.9 million, payable $22.8 million in cash and $8.1 million in notes. In addition, the Company will issue approximately 45,900 shares of Common Stock in connection with one of the Acquisitions. The Acquisitions will be accounted for under the purchase method of accounting, except for the acquisition by one of the Company's 50% owned companies, which will be accounted for under the equity method. There can be no assurance that any of the pending acquisitions will be consummated.

    The Pro Forma Condensed Consolidated Financial Information gives effect to the adjustments described in the notes attached thereto. The financial information of Veratex at March 30, 1996 and for the three months then ended and for the period from July 7, 1995 to December 31, 1995 are included in the consolidated financial information of the Company for such periods. The accompanying pro forma condensed consolidated balance sheet combines the historical consolidated balance sheet of the Company and the balance sheets of the Other Recent and Pending Acquisitions as if such acquisitions had occurred on March 30, 1996. The accompanying pro forma condensed consolidated statement of operations for the year ended December 30, 1995 (1) combines the historical consolidated statements of operations of the Company and the Acquisitions and
(2) reflects the sale of shares in the Company's 1995 initial public offering and the application of the net proceeds therefrom to reduce debt, as if all the Acquisitions and the initial public offering had occurred at January 1, 1995. The accompanying pro forma condensed consolidated statement of operations for the three months ended March 30, 1996 combines the historical consolidated financial statements of operations of the Company (which includes Veratex) and the Other Recent and Pending Acquisitions as if all such acquisitions had occurred at December 31, 1995. The Pro Forma Condensed Consolidated Financial Information, as adjusted, also gives effect to the completion of this Offering and the use of a portion of the proceeds therefrom to reduce debt. See "Use of Proceeds."

    The Pro Forma Condensed Consolidated Financial Information is based on an allocation of the expected purchase prices for the Other Recent and Pending Acquisitions. Furthermore, such information does not purport to represent what the Company's actual results of operations would have been had the Acquisitions, the initial public offering or the Offering occurred on the dates indicated or for any future period or date. The pro forma adjustments give effect to available information and assumptions that the Company believes are reasonable. The Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the Company's historical consolidated financial statements and the notes thereto and the financial statements of Veratex and the notes thereto appearing elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               HENRY SCHEIN, INC.
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 30, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                       OTHER
                                                       HENRY        RECENT AND
                                                      SCHEIN,         PENDING       PRO FORMA        PRO FORMA         PRO FORMA
                                                        INC.        ACQUISITIONS   ADJUSTMENTS      COMBINED(1)      AS ADJUSTED(2)
                                                    ------------    -----------    -----------    ---------------    --------------
   ASSETS
Current:
 Cash and cash equivalents.......................     $  7,500        $   341        $   (59)(3)     $   7,782          $ 64,815
 Accounts receivable, net........................      104,859          4,347            (10)(3)       109,196           109,196
 Inventories.....................................       87,897          3,386            (56)(3)        91,227            91,227
 Deferred income taxes...........................        6,715            333         --                 7,048             7,048
 Other...........................................       18,579            259            (12)(3)        18,826            18,826
                                                    ------------    -----------    -----------    ---------------    --------------
   Total current assets..........................      225,550          8,666           (137)          234,079           291,112
Property and equipment, net......................       30,816            171            (32)(3)        30,955            30,955
Goodwill and other intangibles, net..............       26,186         --              9,779(4)         35,965            35,965
Investments and other............................       21,181         --             --                21,181            21,181
                                                    ------------    -----------    -----------    ---------------    --------------
                                                      $303,733        $ 8,837        $ 9,610         $ 322,180          $379,213
                                                    ------------    -----------    -----------    ---------------    --------------
                                                    ------------    -----------    -----------    ---------------    --------------
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses...........     $ 89,549        $ 3,176        $(2,048)(5)     $  90,677          $ 90,677
 Bank credit lines...............................        8,085            360           (360)(3)         8,085             8,085
 Current maturities of long-term debt............        3,861             18         --                 3,879             3,879
                                                    ------------    -----------    -----------    ---------------    --------------
   Total current liabilities.....................      101,495          3,554         (2,408)          102,641           102,641
Long-term debt...................................       51,701         --             15,567(6)         67,268            23,301
Due to stockholder...............................       --              2,249         (2,249)(7)       --                --
Other liabilities................................        1,236            380         --                 1,616             1,616
Minority interest................................        4,361         --             --                 4,361             4,361

Common stock and paid-in capital.................      124,049         --              1,354(8)        125,403           226,403
Retained earnings................................       22,210         --             --                22,210            22,210
Treasury stock...................................         (769)        --             --                  (769)             (769)
Foreign currency translation adjustment..........         (550)        --             --                  (550)             (550)
Net assets of Other Recent and Pending
Acquisitions.....................................       --              2,654         (2,654)(9)       --                --
                                                    ------------    -----------    -----------    ---------------    --------------
     Total stockholders' equity..................      144,940          2,654         (1,300)          146,294           247,294
                                                    ------------    -----------    -----------    ---------------    --------------
                                                      $303,733        $ 8,837        $ 9,610         $ 322,180          $379,213
                                                    ------------    -----------    -----------    ---------------    --------------
                                                    ------------    -----------    -----------    ---------------    --------------

- ------------

 (1) Gives effect to the Other Recent and Pending Acquisitions.

 (2) Adjusted to give effect to the application of the estimated net proceeds to the Company from this Offering to repay debt and to provide cash for the balance of the proceeds.

 (3) To eliminate certain assets and liabilities which were not acquired by the Company in connection with one of the Other Recent and Pending Acquisitions.

 (4) To record (i) goodwill of $9.0 million relating to the Other Recent and Pending Acquisitions and (ii) other intangibles of $0.8 million relating to non-compete agreements in connection with three Other Recent and Pending Acquisitions.

 (5) To (i) eliminate $0.5 million of liabilities which were not assumed by the Company in connection with one of the Other Recent and Pending Acquisitions and (ii) record payment of certain accrued liabilities of approximately $1.5 million with proceeds from borrowings from the Company's revolving credit facility in connection with one Other Recent and Pending Acquisition.

 (6) To reflect additional borrowings under the Company's revolving credit facility to finance the Other Recent and Pending Acquisitions.

 (7) To eliminate $0.4 million due the stockholder of one of the Other Recent and Pending Acquisitions which is not being assumed by the Company and repay approximately $1.8 million of stockholder debt in connection with one Other Recent and Pending Acquisition which is to be financed by borrowings under the Company's revolving credit facility.

 (8) To reflect approximately 45,900 shares of Common Stock to be issued in connection with one of the Other Recent and Pending Acquisitions.

 (9) To eliminate the net assets acquired of the Other Recent and Pending Acquisitions.

                               HENRY SCHEIN, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                           OTHER
                                              HENRY      RECENT AND
                                             SCHEIN,      PENDING       PRO FORMA        PRO FORMA      PRO FORMA
                                               INC.     ACQUISITIONS   ADJUSTMENTS      COMBINED(1)   AS ADJUSTED(2)
                                             --------   ------------   -----------      -----------   --------------
Net sales..................................  $185,359     $  8,742       $--             $ 194,101       $194,101
Cost of sales..............................   130,410        6,376        --               136,786        136,786
                                             --------   ------------   -----------      -----------   --------------
Gross profit...............................    54,949        2,366        --                57,315         57,315
Selling, general and administrative
expenses...................................    50,245        2,036            30(3)         52,311         52,311
                                             --------   ------------   -----------      -----------   --------------
Operating income...........................     4,704          330           (30)            5,004          5,004
Interest income (expense)--net.............      (566)         (41)         (257)(4)          (864)          (287)
Other--net.................................       (97)          33        --                   (64)           (64)
                                             --------   ------------   -----------      -----------   --------------
Income before taxes on income, minority
 interest and equity in earnings of
affiliates.................................     4,041          322          (287)            4,076          4,653
Taxes on income............................     1,783           51           (19)(5)         1,815          2,044
Minority interest in net loss of
subsidiaries...............................       (70)      --                33(6)            (37)           (37)
Equity in earnings of affiliates...........       136       --            --                   136            136
                                             --------   ------------   -----------      -----------   --------------
Net income.................................  $  2,464     $    271       $  (301)        $   2,434       $  2,782
                                             --------   ------------   -----------      -----------   --------------
                                             --------   ------------   -----------      -----------   --------------
Pro forma net income per common share......                                              $    0.13       $   0.14
                                                                                        -----------   --------------
                                                                                        -----------   --------------
Pro forma weighted average common and
 common equivalent shares outstanding......                                                 18,716         19,728
                                                                                        -----------   --------------
                                                                                        -----------   --------------

- ------------

(1) Gives effect to the Other Recent and Pending Acquisitions and 45.9 shares of Common Stock to be issued in connection therewith.

(2) Adjusted to give effect to (i) the interest savings, net of taxes, from the application of the net proceeds from this Offering to repay debt and (ii) the sale of sufficient shares of Common Stock at the estimated price of $37.00 per share to fund such repayment.

(3) To adjust selling, general and administrative expenses for amortization of goodwill and non-compete agreements of $105 arising from the Other Recent and Pending Acquisitions and to eliminate non-recurring shareholder compensation of approximately $75 in connection with one of the Other Recent and Pending Acquisitions. Goodwill is amortized on a straight-line basis over 30 years based on the expected benefit period. The non-compete agreements are amortized on a straight-line basis over lives ranging from 5 to 7 years.

(4) To reflect an increase in interest expense due to additional borrowings under the Company's revolving credit facility and other debt incurred to finance the Other Recent and Pending Acquisitions calculated based on an average interest rate of 6.4% which approximates the incremental borrowing rate in effect for the respective period. If interest rates were to vary 1/4% from the assumed rates, the effect on pro forma net income would be $22, and there would not be any effect on pro forma net income per common share.

(5) To eliminate the income tax effect of the pro forma adjustments in (3) and
    (4) above and the adjustment of income taxes on certain of the Acquisitions to an estimated combined rate of 40%.

(6) To record the minority interests in the income of one of the Other Recent and Pending Acquisitions.

                               HENRY SCHEIN, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                             OTHER RECENT
                                       HENRY                     AND
                                      SCHEIN,                  PENDING       PRO FORMA        PRO FORMA       PRO FORMA,
                                        INC.       VERATEX   ACQUISITIONS   ADJUSTMENTS      COMBINED (1)   AS ADJUSTED (2)
                                    ------------   -------   ------------   -----------      ------------   ---------------
Net sales.........................    $616,209     $19,853     $ 35,386      $      --         $671,448        $ 671,448
Cost of sales.....................     425,625      14,079       26,455             --          466,159          466,159
                                    ------------   -------   ------------   -----------      ------------   ---------------
Gross profit......................     190,584       5,774        8,931             --          205,289          205,289
Selling, general and
 administrative expenses..........     170,823       5,015        8,159            512(3)       184,509          184,509
Special charges...................      20,797          --           --        (20,797)(4)           --               --
                                    ------------   -------   ------------   -----------      ------------   ---------------
Operating income (loss)...........      (1,036)        759          772         20,285           20,780           20,780
Interest income (expense) - net...      (5,358)         --         (181)         1,986(5)        (3,553)          (2,869)
Other - net.......................         276          --           45             --              321              321
                                    ------------   -------   ------------   -----------      ------------   ---------------
Income (loss) before taxes on
 income, minority interest and
 equity in earnings of
affiliates........................      (6,118)        759          636         22,271           17,548           18,232
Taxes on income...................       5,126         296          166          1,951(6)         7,539            7,810
Minority interest in net income of
subsidiaries......................         509          --           --             15(7)           524              524
Equity in earnings of
affiliates........................       1,537          --           --           (112)(8)        1,425            1,425
                                    ------------   -------   ------------   -----------      ------------   ---------------
Net income (loss).................    $(10,216)    $   463     $    470      $  20,193         $ 10,910        $  11,323
                                    ------------   -------   ------------   -----------      ------------   ---------------
                                    ------------   -------   ------------   -----------      ------------   ---------------
Pro forma net income per common
share.............................                                                             $   0.61        $    0.63
                                                                                             ------------   ---------------
                                                                                             ------------   ---------------
Pro forma weighted average common
 and common stock equivalent
 shares outstanding...............                                                               17,772           17,952
                                                                                             ------------   ---------------
                                                                                             ------------   ---------------

- ------------

(1) Gives effect to (i) the Acquisitions and 45.9 shares of Common Stock to be issued in connection therewith and (ii) the sale of 5,090 shares in the Company's initial public offering and the application of the net proceeds therefrom to reduce debt.

(2) Adjusted to give effect to the interest savings, net of taxes, from the application of net proceeds from this Offering to repay debt and issuance of shares of Common Stock at the estimated price of $37.00 per share sufficient to fund such repayment.

(3) To adjust selling, general and administrative expenses for (i) $375 of increased general and administrative expenses incurred by the Company in connection with one of the Acquisitions, (ii) amortization of goodwill and non-compete agreements of $637 arising from the Acquisitions, and (iii) the elimination of non-recurring shareholder compensation incurred in connection with one of the Acquisitions of $500. Goodwill is amortized on a straight-line basis over 30 years based on the expected benefit period. The non-compete agreements are amortized on a straight-line basis over lives ranging from 5 to 7 years.

(4) To eliminate non-recurring special management compensation.

(5) To reflect (i) an increase of $2,117 in interest expense due to additional borrowings under the Company's revolving credit facility and other debt incurred to finance the Acquisitions, calculated based on an average interest rate of 8.3% which approximates the incremental borrowing rate in effect for the respective periods, and (ii) reflect a reduction in interest expense resulting from assumed repayment of debt from proceeds of the
    initial public offering. If interest rates were to vary   /1 4% from the
    assumed rates, the effect on pro forma net income would be approximately $11, and there would not be any effect on pro forma net income per common share.

(6) To eliminate the income tax effect of the pro forma adjustments in (3) through (5) above and the adjustment of income taxes on certain of the Acquisitions to an estimated combined rate of 40%.

(7) To record the minority interests in the income of certain of the Acquisitions.

(8) To record equity in net income of one of the Acquisitions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's consolidated financial condition and consolidated results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

    The Company's results of operations in recent years have been significantly impacted by strategies and transactions undertaken by the Company to expand its business, both domestically and internationally, in part to address significant changes in the healthcare industry, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements. The Company's results of operations in recent years have also been impacted by the Reorganization. See "Reorganization."

    The Company's net sales have grown at a compounded annual rate of approximately 21.6%, from $282.1 million in 1991 to $616.2 million in 1995. This growth reflects increased direct marketing activities by the Company in serving its dental customers and the utilization by the Company of its sales and marketing strategies and cost effective infrastructure to expand the Company's presence in the medical and veterinary markets. During this same period, the Company established distribution capabilities in Europe, introduced practice management software products and consummated 29 acquisitions and joint ventures.

    Since 1991, the Company has expanded its field sales force to include approximately 50 field sales consultants who focus exclusively on the medical market. The Company has also expanded the number of SKUs offered to each of the medical and veterinary markets to over 15,000 at March 30, 1996. In addition, the Company has increased the number of direct mailings to physicians and veterinarians and its outbound telesales contacts to these professionals. During this period of increased focus on the medical and veterinary markets, the Company's net sales to these markets increased from $59.9 million in 1991 to $164.7 million in 1995, representing a compounded annual growth rate of approximately 28.6%. For the three months ended March 30, 1996, net sales to the medical and veterinary markets represented 26.2% of the Company's total net sales.

    Commencing in 1990, the Company began to pursue opportunities in international markets. The Company established local distribution centers, hired telesales personnel and field sales consultants, entered into joint ventures with companies serving international customers and acquired local distributors. The Company's net sales to such markets increased from $23.6 million in 1991 to $107.7 million in 1995. At March 30, 1996, the Company operated subsidiaries or joint ventures in the United Kingdom, The Netherlands, Belgium, Germany, France, Spain and Ireland which generated approximately 19.6% of the Company's net sales for the three months ended March 30, 1996.

    From 1993 through 1995, the Company entered into joint ventures with or acquired three medical distributors and 21 dental distributors, the most significant of which were Van den Braak and Veratex, which were acquired in November 1993 and July 1995, respectively. Van den Braak had net sales of approximately $10.6 million in the fiscal year ended December 25, 1993, while Veratex had net sales of approximately $39.5 million in the fiscal year ended December 31, 1994. Since December 31, 1995, the Company has acquired or entered into acquisition agreements with ten additional businesses.

    From 1992 through 1994, the Company was a party to a series of transactions leading to the Reorganization that resulted in, among other things, the Company being separated from Holdings and the distribution of shares of the Common Stock of the Company to its then current stockholders. In December 1992, an executive officer of the Company received certain stock grants in the Company and Schein Pharmaceutical valued at approximately $6.2 million and $2.6 million, respectively, and cash of approximately $5.3 million to pay income taxes on the stock grants received. These stock grants were subject to the occurrence of certain future events, including the fulfillment of the employment term by the executive officer. Accordingly, these stock grants, totaling $8.8 million, were treated as deferred compensation while the cash payments were charged to earnings as special management compensation in the year ended December 26, 1992. During 1993, the Company amortized the deferred compensation relating to stock grants by the Company to the executive officer resulting in a charge to earnings of $0.6 million. In 1994, the contingencies relating to the stock granted to the executive officer were eliminated, such that these shares became fully vested. Accordingly, deferred compensation of $8.8 million, less the 1993 amortization of $0.6 million, plus a mark-to-market adjustment (because of certain repurchase features) of approximately $9.1 million, along with a $0.3 million cash payment for income taxes relating to the 1992 stock grants, was expensed in 1994 as special management compensation.

    In addition, in connection with the Reorganization, certain senior management of the Company were issued shares of Common Stock of the Company in 1994 and 1995 to extinguish an obligation under a pre-existing long-term incentive plan and to provide them with an ownership interest in the Company. In connection with the issuance of the shares, a cash payment for income taxes relating to such stock issuances of approximately $2.4 million was paid. This cash bonus, plus $3.5 million, the fair value of the related stock issued, net of amounts accrued under the long-term incentive plan of approximately $1.9 million, resulted in an additional special management compensation charge to the Company of approximately $4.0 million in 1994. Charges to earnings for the year ended 1995 related to a mark-to-market adjustment (because of certain repurchase features) for stock grants made to an executive officer of the Company and the stock issuances of the other senior management of approximately $15.5 million and cash payments of $0.5 million for income taxes related to the stock issuances. Due to the elimination of repurchase features on the stock issued to the executive officers of the Company and other senior management upon closing of the initial public offering in the fourth quarter of 1995, the Company incurred special management compensation charges of approximately $2.0 million for an additional mark-to-market adjustment to reflect the difference between the actual initial public offering price of $16.00 per share and the prior estimated initial public offering price of $15.00 per share.

    Additionally, the Company has granted certain employees options for shares of the Company's Common Stock which became exercisable upon the Company's initial public offering on November 3, 1995, at which time substantially all such options vested. Non-recurring special compensation charges for the options issued to employees recorded in the fourth quarter of 1995 amounted to approximately $2.8 million. In addition, the Company recorded an approximate $1.1 million related tax benefit.

    Special charges for special management compensation and special professional fees incurred in connection with the Reorganization aggregated $0.6 million, $7.5 million, $2.8 million, $23.6 million and $20.8 million for 1991, 1992, 1993, 1994 and 1995, respectively. There were no special management compensation charges incurred in each of the three month periods ended April 1, 1995 and March 30, 1996.

    In addition, in 1993 the Company incurred special contingent consideration charges of $0.7 million and $2.5 million in connection with an acquisition and the buyout of employees' rights to future income contained in their employment agreements, respectively.

    In November 1995, the Company completed an initial public offering of 7,089,750 shares of its Common Stock. In the offering, the Company sold 5,090,000 shares of Common Stock at an initial public offering price of $16.00 per share, and used the net proceeds primarily to repay amounts outstanding under the Company's revolving credit agreement. Since the initial public offering, the Company has completed five acquisitions and has entered into agreements to acquire an additional five companies. Together, these companies generated approximately $80 million in sales in 1995, and collectively serve office-based healthcare practitioners in the dental, dental laboratory and medical markets. These acquisitions further the Company's acquisition growth strategies of leveraging its existing infrastructure, acquiring regional distributors with networks of field sales consultants and expanding the Company's network of equipment sales and service centers. Through the acquisitions that have been completed as well as additional hirings, the Company has increased its domestic field sales consultants from approximately 200 at the time of the initial public offering to approximately 250 at May 31, 1996. In addition, in December 1995, the Company introduced a new Windows(R) version of its dental practice management software and has sold over 2,700 such units through the first quarter of 1996. The Company has also recently introduced ArubA(R), an enhanced Windows(R) version of its computerized order entry system, which also contains an electronic catalog.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the net sales by market of the Company and the percentage change in such items for the years ended 1993, 1994 and 1995 and for the three months ended April 1, 1995 compared to the three months ended March 30, 1996.

                                             PERCENTAGE OF NET SALES                                   PERCENTAGE INCREASE
                     ------------------------------------------------------------------------   ----------------------------------
                                                                                                                     THREE MONTHS
                                                                                                                    ENDED APRIL 1,
                                    YEARS ENDED,                      THREE MONTHS ENDED,                              1995 TO
                     ------------------------------------------   ---------------------------                        THREE MONTHS
                     DECEMBER 25,   DECEMBER 31,   DECEMBER 30,     APRIL 1,      MARCH 30,     1993 TO   1994 TO    ENDED MARCH
                         1993           1994           1995           1995           1996        1994      1995        30, 1996
                     ------------   ------------   ------------   ------------   ------------   -------   -------   --------------
NET SALES BY
 MARKET:
Dental(1)..........       59.1%          54.7%          51.6%          52.8%          51.0%        8.4%     19.4%        31.6%
Medical............       18.9           20.1           21.9           19.8           21.6        24.5      37.9         49.1
Veterinary.........        5.8            5.7            4.8            4.9            4.6        14.6       6.5         26.9
Technology(2)......        1.9            2.2            4.2            4.1            3.2        38.1     142.1          5.9
International(3)...       14.3           17.3           17.5           18.4           19.6        41.2      28.4         45.2
                         -----          -----          -----          -----          -----
                         100.0%         100.0%         100.0%         100.0%         100.0%       17.1      26.6         36.3
                         -----          -----          -----          -----          -----
                         -----          -----          -----          -----          -----

- ------------

(1) Dental consists of the Company's dental sales in the United States and Canada.

(2) Technology consists of the Company's practice management software sales and sales of certain other value-added products and services.

(3) International consists of sales (substantially all dental) to customers outside the United States and Canada, primarily in Europe.

Three Months Ended March 30, 1996 Compared to Three Months Ended April 1, 1995

    Net sales increased $49.4 million, or 36.3%, to $185.4 million for the three months ended March 30, 1996 from $136.0 million for the three months ended April 1, 1995. Of the $49.4 million increase, approximately $22.7 million represented a 31.6% increase in the Company's dental business, $13.2 million represented a 49.1% increase in its medical business, $11.3 million represented a 45.2% increase in its international business, $1.8 million represented a 26.9% increase in its veterinary business and $0.4 million represented a 5.9% increase in the Company's technology business. The dental net sales increase was primarily the result of the Company's increased emphasis on its integrated sales and marketing approach (which coordinates the efforts of its field sales consultants with its direct marketing and telesales personnel), entering the U.S. market for large dental equipment and acquisitions. Of the approximately $13.2 million increase in medical net sales, approximately $6.1 million, or 46.2%, represented increased net sales to renal dialysis centers, with the effects of acquisitions and increased outbound telesales activity primarily accounting for the balance of the increase in net sales. In the international market, the increase in net sales was primarily due to acquisitions and increased unit volume growth. In the veterinary market, the increase in net sales was primarily due to increased account penetration.

    Gross profit increased by $14.6 million, or 36.2%, to $54.9 million for the three months ended March 30, 1996, from $40.3 million for the three months ended April 1, 1995, while gross profit margin remained consistent at 29.6% for the same period. The $14.6 million increase in gross profit was primarily due to increased account penetration and the effects of acquisitions.

    Selling, general and administrative expenses increased by $12.9 million, or 34.6%, to $50.2 million for the three months ended March 30, 1996 from $37.3 million for the three months ended April 1, 1995. Selling and shipping expenses increased by $10.5 million, or 44.3%, to $34.2 million for the three months ended March 30, 1996 from $23.7 million for the three months ended April 1, 1995. As a percentage of net sales, selling and shipping expenses increased 1.0% to 18.4% for the three months ended March 30, 1996 from 17.4% for the three months ended April 1, 1995. The increase in selling and shipping expenses as a percentage of net sales was primarily due to an increase in the number of field sales consultants. General and administrative expenses increased $2.4 million, or 17.6%, to $16.0 million for the three months ended March 30, 1996 from $13.6 million for the three months ended April 1, 1995, primarily as a result of acquisitions. As a percentage of net sales, general and administrative expenses decreased 1.4% to 8.6% for the three months ended March 30, 1996 from 10.0% for the three months ended April 1, 1995 due primarily to the relatively fixed nature of general and administrative expenses when compared to the 36.3% increase in sales volume for the same period.

    Interest expense--net decreased $0.6 million, or 50.0%, to $0.6 million for the three months ended March 30, 1996 from $1.2 million for the three months ended April 1, 1995. This decrease was primarily due to a reduction in interest expense which resulted from a decline in average interest rates to 7.2% for the three months ended March 30, 1996 from 8.0% for the three months ended April 1, 1995 and a $10.7 million decrease in the Company's average borrowings which primarily resulted from the availability of additional equity capital from the Company's initial public offering in November 1995, reduced by cash used for acquisitions.

    Equity in earnings of affiliates increased by $0.1 million to $0.1 million for the three months ended March 30, 1996. This increase in equity in earnings of affiliates was primarily due to the acquisition of an unconsolidated affiliate during the fourth quarter of 1995.

    For the three months ended March 30, 1996, the Company's provision for taxes was $1.8 million, while pre-tax income was $4.0 million, resulting in an effective tax rate of 44.1%. The difference between the effective tax rate and the Federal statutory rate relates primarily to state income taxes and currently non-deductible net operating losses of certain foreign subsidiaries in France, which are not included in the Company's consolidated tax return. For the three months ended April 1, 1995, the Company's provision for taxes was $0.8 million, while pre-tax income was $1.9 million. The effective tax rate of 41.9% for the three months ended April 1, 1995 differed from the Federal statutory rate, primarily due to state income taxes.

1995 Compared to 1994

    Net sales increased $129.6 million, or 26.6%, to $616.2 million in 1995 from $486.6 million in 1994. Of the $129.6 million increase, approximately $51.7 million represented a 19.4% increase in the Company's dental business, $37.1 million represented a 37.9% increase in its medical business, $23.8 million represented a 28.4% increase in its international business, $15.2 million represented a 142.1% increase in its technology business and $1.8 million represented a 6.5% increase in the Company's veterinary business. The dental net sales increase, after taking into consideration acquisitions, was primarily due to the Company's increase in field sales consultants and telesales personnel, database marketing programs and promotional activities. Of the approximately $37.1 million increase in medical net sales, approximately $17.0 million, or 45.8%, represents incremental net sales to renal dialysis centers, with the effects of acquisitions and increased telesales personnel accounting for the other major increase in net sales. In the international market, the increase in net sales was due to the full year benefit of an acquisition made in France in July 1994, acquisitions made in 1995, increased unit volume growth and favorable exchange rate translation adjustments. The increase in net sales for the Company's technology market was primarily the result of an increase in unit sales due to the release of the new Windows(R) version of Easy Dental(R) Plus software in December 1995 and substantial price increases. The increased pricing on the Easy Dental(R) Plus software product was accompanied by substantial sales promotions and related expense. In the veterinary market, the Company now earns a commission on certain products which the manufacturer now sells direct. Including those sales on a basis similar to 1994, sales to the veterinary market would have increased by approximately 20.0%.

    Gross profit increased by $47.9 million, or 33.6%, to $190.6 million in 1995, from $142.7 million in 1994, while gross profit margin increased by 1.6% to 30.9% from 29.3% for the same period. Of the 1.6% increase in gross profit margin, approximately 87.5%, or 1.4%, was primarily attributed to increased sales volume of the Company's Easy Dental(R) Plus software, which carried a higher gross profit margin than other products sold by the Company. The higher net sales volume for the Company's technology business, up 142.1% to $25.9 million from $10.7 million for the same period last year, was primarily due to the release of the new Windows(R) version of Easy Dental(R) Plus software, which increased unit sales, coupled with substantial price increases. The increased pricing on the Easy Dental(R) Plus software product was accompanied with substantial sales promotions. The balance of the change in gross profit margin was due to changes in product mix.

    Selling, general and administrative expenses increased by $42.2 million, or 32.8%, to $170.8 million in 1995 from $128.6 million in 1994. Selling and shipping expenses increased by $34.8 million, or 44.8%, to $112.5 million in 1995 from $77.7 million in 1994. As a percentage of net sales, selling and shipping expenses increased 2.4% to 18.3% in 1995 from 15.9% in 1994. The increase in selling and shipping expenses as a percentage of net sales was primarily due to substantial sales promotions offered by the Company's technology group in conjunction with the promotion of Easy Dental(R) Plus software and the new Windows(R) version released in December 1995, which accounted for approximately 0.9% of the 2.4% increase in selling and shipping expenses as a percentage of net sales. The balance of the increase was due primarily to various promotional programs and incremental field sales and marketing personnel. General and administrative expenses increased $7.4 million, or 14.5%, to $58.3 million in 1995 from $50.9 million in 1994, primarily as a result of acquisitions. As a percentage of net sales, general and administrative expenses decreased 1.0% to 9.5% in 1995 from 10.5% in 1994 due primarily to the relatively fixed nature of general and administrative expenses when compared to the 26.6% increase in sales volume for the same period.

    Special charges decreased by $2.8 million to $20.8 million for 1995, from $23.6 million for 1994. Special charges for 1995 included final, non-cash mark-to-market adjustments of approximately $17.5 million for stock grants made to an executive officer of the Company and stock issuances to other senior management and approximately $2.8 million for options granted to certain employees of the Company to acquire shares of the Company's Common Stock, and cash payments of approximately $0.5 million for income taxes related to the stock issuances to other senior management. In addition, the Company recorded an approximate $1.1 million related tax benefit.

    Interest expense--net increased $1.9 million, or 54.3%, to $5.4 million in 1995 from $3.5 million in 1994. This increase was due to two factors: average interest rates rose to 8.3% in 1995 from 6.4% in 1994, and the Company's average borrowings increased by $11.3 million in 1995 as compared to 1994 as a result of higher working capital requirements and financing of acquisitions.

    Equity in earnings of affiliates increased by $1.0 million, or 200.0%, to $1.5 million in 1995 from $0.5 million in 1994. This increase in equity in earnings of affiliates was primarily due to an increase in earnings of one unconsolidated affiliate which was the result of increased sales volume and the acquisition of another unconsolidated affiliate during the fourth quarter of 1995.

    In 1995, the Company's provision for taxes was $5.1 million, while the pre-tax loss was $6.1 million. The difference between the tax provision and the amount that would have been recoverable by applying the statutory rate to pre-tax loss was attributable substantially to the non-deductibility for income tax purposes of the $17.5 million appreciation in the value of the stock issued to an executive officer and other senior management of the Company. On a pro forma basis, to give effect to special charges, taxes on income for 1995 were $6.3 million, resulting in an effective tax rate of 42.9%. The difference between the pro forma effective tax rate and the Federal statutory rate relates primarily to state income taxes and currently non-deductible net operating losses of certain foreign subsidiaries, primarily in France, which are not included in the Company's consolidated tax return. In 1994, the income tax recovery was $1.6 million, while the pre-tax loss was $12.4 million. The effective tax rate of the Company for 1994 differed from the Federal statutory rate, primarily due to non-deductible special charges of approximately $9.1 million arising from the appreciation in the value of stock issued to an executive officer of the Company and currently non-deductible net operating losses of certain foreign subsidiaries.

1994 Compared to 1993

    Net sales increased $70.9 million, or 17.1%, to $486.6 million in 1994 from $415.7 million in 1993. Of the $70.9 million increase, $24.5 million represented a 41.2% increase in the Company's international business, $20.6 million and $19.3 million represented an 8.4% and 24.5% increase in the Company's dental and medical businesses, respectively, and $3.0 million represented a 38.1% increase in net sales of the Company's technology products. The net sales increase for the Company's international business was the result of the full year benefit of certain acquisitions in the United Kingdom and the Netherlands, which took place in July and October, respectively, of 1993 and comprised $12.1 million and $5.1 million, respectively, of the 1994 international net sales increase. Dental net sales increases were primarily due to the Company's increase in telesales personnel and field sales consultants, database marketing programs and promotional activities. Medical net sales of products to renal dialysis centers increased $9.9 million over 1993, while net sales to podiatrists increased $4.5 million as the result of an acquisition of a medical supply company in August 1994. Additionally, net sales of a medical supply company acquired in November 1992 increased 66.2% over 1993. Net sales of technology products increased primarily due to increased unit net sales and price increases on the Company's Easy Dental(R) Plus software product, which accounted for the 1994 increase.

    The Company's gross profit increased by $21.7 million, or 17.9%, to $142.7 million in 1994 from $121.0 million in 1993. Of the $21.7 million increase, approximately $8.9 million, or 41.0%, was attributable to the Company's international business, and $9.0 million, or 41.5%, was attributable to the Company's dental business. The gross profit increase for the Company's international business reflects the full year benefit of certain acquisitions in the United Kingdom and the Netherlands, which took place in July and October, respectively, of 1993 and comprised $4.4 million and $2.8 million, respectively, of the 1994 increase. The Company's dental gross profit increase was primarily due to higher unit sales and increased sales of Henry Schein brand products. The overall increase in gross profit margin to 29.3% from 29.1% was primarily due to increased sales of higher margin products and higher margins realized on the Company's Easy Dental(R) Plus products, offset in part by lower gross profit margins on the Company's medical business, which decreased from 26.0% in 1993 to 21.7% in 1994 as a result of increased price competition and increased sales of lower margin products to renal dialysis centers.

    Selling, general and administrative expenses increased by $19.0 million, or 17.3%, to $128.6 million in 1994 from $109.6 million in 1993. Selling and shipping expenses increased by $14.9 million, or 23.7%, to $77.7 million in 1994 from $62.8 million in 1993. The increase in selling and shipping expenses was due to increased sales volume, the full year impact of certain acquisitions in the United Kingdom and The Netherlands, an increase in promotional activities relating to the sale of Easy Dental(R) Plus software and the impact of an acquisition. As a percentage of net sales, selling and shipping expenses increased 0.8% to 15.9% in 1994 from 15.1% in 1993. This increase was due to the full year impact of certain acquisitions in The Netherlands and the United Kingdom, and the acquisition of a medical supply company in 1994. General and administrative expenses increased $4.1 million, or 8.8%, to $50.9 million in 1994 from $46.8 million in 1993. As a percentage of net sales, general and administrative expenses decreased 0.8% to 10.5% in 1994 from 11.3% in 1993.

    Special charges increased by $17.5 million to $23.6 million from $6.1 million for 1993. Special charges included approximately $21.3 million in special management compensation expense, an additional cash payment of $0.3 million for additional income taxes resulting from 1992 stock grants, and approximately $2.0 million in special professional fees. The significant increase in special management compensation expense was the result of the completion of the Reorganization which caused certain stock grants awarded an executive officer of the Company valued at $17.3 million to become fully vested, and the issuance of stock valued at $3.5 million to certain senior management of the Company along with cash payments for income taxes of approximately $2.4 million, net of prior executive incentive plan accruals of $1.9 million. Charges to earnings in connection with the stock grants and issuances ceased upon the closing of the initial public offering when the contingent buy-back features relating to these stock grants and issuances terminated.

    Interest expense--net increased $1.1 million, or 48.5%, to $3.5 million in 1994 from $2.4 million in 1993. The increase was primarily due to an increase in average debt of $9.9 million in 1994 offset in part by decreased average interest rates of 6.4% in 1994 from 6.6% in 1993.

    Other income (expense)--net increased $1.1 million to income of $0.5 million in 1994 from an expense of $0.6 million in 1993. This increase was primarily attributable to a foreign exchange gain of approximately $0.5 million.

    Equity in earnings of affiliates decreased by $0.8 million, or 61.9%, to $0.5 million in 1994 from $1.3 million in 1993. This decrease in equity in earnings of affiliates was primarily due to decreased sales volume as a result of increased competition for the products sold by an unconsolidated 50%-owned company.

    Taxes on income (recovery) decreased $3.0 million, to a recovery of $1.6 million in 1994 from an expense of $1.4 million in 1993 due primarily to the recognition in 1994 of certain Reorganization expenses amounting to $14.5 million. The effective tax recovery rate for 1994 was lower than the statutory rate due primarily to non-deductible special management compensation charges of approximately $9.1 million and currently non-deductible net operating losses of certain foreign subsidiaries.

Inflation

    Management does not believe inflation had a material adverse effect on the financial statements for the periods presented.

Effect of Recently Issued Accounting Standards

    Recently issued accounting standards applicable to the Company include Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for, among other things, the impairment of long-lived assets, and certain identifiable intangibles and goodwill. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995 and has not had any effect on the Company's consolidated financial statements. In addition, the Company does not intend to adopt the fair value method of accounting for stock options as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

QUARTERLY RESULTS

    The following table sets forth summary quarterly unaudited financial information for 1994 and 1995, and the first quarter of 1996, excluding non-recurring special charges and the related tax effects. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited consolidated financial statements appearing elsewhere in this Prospectus and reflects all necessary adjustments (consisting only of normal, recurring adjustments) for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and the notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period and there can be no assurance that any trends reflected in such results will continue in the future.

                                                                                                                 1996
                                                                                                                QUARTER
                                1994 QUARTERS ENDED                          1995 QUARTERS ENDED                 ENDED
                    -------------------------------------------   ------------------------------------------   ---------
                    MARCH 26,   JUNE 25,   SEPT. 24,   DEC. 31,   APRIL 1,   JULY 1,    SEPT. 30,   DEC. 30,   MARCH 30,
                      1994        1994       1994        1994       1995       1995       1995        1995       1996
                    ---------   --------   ---------   --------   --------   --------   ---------   --------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.........  $ 108,356   $115,793   $ 122,695   $139,766   $136,040   $139,753   $ 156,667   $183,749   $ 185,359
Gross profit......     31,695     33,708      34,998     42,287     40,315     42,107      48,090     60,072      54,949
Operating
income............      1,876      3,347       4,516      4,389      2,986      4,689       5,188      6,898       4,704
Net income........        881      1,520       1,577      3,000        936      2,066       2,093      4,312       2,464
Earnings per
share.............        .07        .13         .13        .25        .08        .17         .17        .26         .13

    The Company's business has been subject to seasonal and other quarterly influences. Net sales and operating profits have been generally higher in the fourth quarter due to the timing of sales of software, year-end promotions and purchasing patterns of office-based healthcare practitioners and have been generally lower in the first quarter due primarily to the increased purchases in the prior quarter. Quarterly results also may be materially affected by a variety of other factors, including the timing of acquisitions and related costs, the release of software enhancements, timing of purchases, special promotional campaigns, fluctuations in exchange rates associated with international operations and adverse weather conditions.

RISK MANAGEMENT

    The Company has operations in the United States, Canada, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland and Spain. Each of the Company's operations endeavors to protect its margins by using foreign currency forward contracts to hedge the estimated foreign currency payments to foreign vendors. The total U.S. dollar equivalent of all foreign currency forward contracts hedging vendor payments was $4.8 million as of the end of the first quarter in 1996. The gain (or loss) on the income statement due to foreign currency fluctuations, net of a one-time gain of approximately $0.5 million in 1994 resulting from hedging the Van den Braak acquisition loan described below, was $0.2 for 1995 and $0.6 million for the three months ended March 30, 1996.

    The Company considers its investment in foreign operations to be both long term and strategic. As a result, the Company does not hedge the long term translation exposure to its balance sheet. The Company experienced a positive translation adjustment of $0.3 million in 1995, and a negative translation adjustment of $0.4 million for the three months ended March 30, 1996, which were reflected in the balance sheet as an adjustment to stockholders' equity. The cumulative translation adjustment at the end of the first quarter of 1996 showed a net negative translation adjustment of $0.6 million.

    The Company issues a Canadian catalog once a year with prices stated in Canadian dollars; however, orders are shipped from the Company's United States warehouses resulting in U.S. dollar costs for Canadian dollar sales. To minimize the exposure to fluctuations in foreign currency exchange rates, the Company enters into foreign currency forward contracts with major international banks and an unconsolidated 50%-owned company to convert estimated monthly Canadian dollar receipts into U.S. dollars. The Company usually enters into these forward contracts prior to the issuance of its Canadian catalog and for the expected life of the catalog. As of March 30, 1996, the Company had 19 forward contracts outstanding for the forward sale of 5.7 million Canadian dollars. The last of the contracts expire on December 27, 1996; however, the Company anticipates entering into new contracts in the normal course of its business.

    The Company borrowed money in U.S. dollars under a term loan related to the Van den Braak acquisition. The Company loaned the proceeds to Henry Schein B.V. in Netherland Guilders ("NLG") with principal and interest payable in NLGs. To minimize the resultant exposure to fluctuations in foreign currency exchange rates, the Company entered into a series of foreign currency forward contracts to sell NLGs for U.S. dollars. As of March 30, 1996, the Company had 10 contracts outstanding for the forward sale of NLG 8.2 million. The last contract expires on October 31, 1997.

    The Company entered into two interest rate swaps with major financial institutions to exchange variable rate interest for fixed rate interest. The net result was to substitute a weighted average fixed interest rate of 7.81% for the variable LIBOR rate on $13.0 million of the Company's debt. The interest rate swaps expire in October and November of 2001.

    The Company from time to time makes loans to its international subsidiaries. These loans are generally in the local currency of the subsidiary. The Company generally uses forward contracts to fully hedge the foreign currency exposure on these loans. As of March 30, 1996, the United States dollar value equivalent of the Company's three foreign currency forward contracts was $0.8 million.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal capital requirements have been to fund (a) working capital needs resulting from increased sales, extended payment terms on various products and special inventory buying opportunities, (b) capital expenditures and (c) acquisitions. Since sales have been strongest during the fourth quarter and special inventory buying opportunities are most prevalent just before the end of the year, the Company's working capital requirements have been generally higher from the end of the third quarter to the end of the first quarter of the following year. The Company currently finances its business primarily through a revolving credit facility.

    Net cash provided by (used in) operating activities for 1993, 1994, 1995, the three months ended April 1, 1995 and the three months ended March 30, 1996, was ($3.3 million), $6.3 million, ($10.8 million), ($2.6 million) and ($16.0 million), respectively. Cash used in operating activities decreased from 1992 to 1993 primarily due to higher net income, as well as greater net cash due to the net effects of certain non-cash charges in excess of non-cash benefits and a reduction in current assets, were in part offset by reductions in trade payables and accrued expenses. The increase in cash provided by operating activities from 1993 to 1994 was primarily due to increases in trade payables and the net effects of certain non-cash charges in excess of non-cash benefits were in part offset by increases in trade receivables and a net loss. The increase in cash used in operating activities from 1994 to 1995 was primarily due to a net loss, as well as increases in trade receivables and the net effects of certain non-cash charges in excess of non-cash benefits, were in part offset by increases in trade payables. The increase in cash used in operating activities for the three months ended April 1, 1995 and the three months ended March 30, 1996 was primarily due to increases in trade receivables and decreases in trade payables, were in part offset by decreases in inventories and net income.

    Net cash used in investing activities increased $1.6 million in 1993 to $4.9 million; $3.0 million in 1994 to $7.9 million; $21.6 million to $29.5 million in 1995 and $1.3 million for the three months ended March 30, 1996 to $3.7 million from $2.4 million for the three months ended April 1, 1995. Cash used in investing activities has primarily been attributable to business acquisitions in 1995 and capital expenditures with respect to the opening of a distribution facility in 1993, a new corporate headquarters in 1994 and the opening of new facilities in Europe and the United States in 1995.

    Net cash provided by financing activities was $6.2 million, $3.7 million, $43.4 million, $6.7 million and $19.7 million for 1993, 1994, 1995, the three months ended April 1, 1995 and the three months ended March 30, 1996, respectively. Net cash provided by financing activities decreased in 1994 as cash flow from operating activities increased by $9.6 million. Net cash provided by financing activities increased in 1995 due primarily to proceeds from the Company's initial public offering, which financed, among other things, capital expenditures, additional working capital requirements and business acquisitions. Net cash provided by financing activities increased in the three months ended March 30, 1996 due primarily to additional long-term borrowings to finance additional working capital requirements and business acquisitions.

    The Company entered into a $45.0 million revolving credit facility on September 30, 1993 that was amended and restated on July 5, 1995 to increase the facility to $65.0 million. Borrowings under the facility were $35.8 million, $17.0 million and $39.0 million at the end of 1994, at the end of 1995 and at March 30, 1996, respectively. At March 30, 1996, the Company's main revolving credit facility was unsecured. In addition, the Company's subsidiaries have revolving credit facilities that total approximately $13.9 million.

    On May 5, 1995 the Company entered into a 12-year straight amortization term loan for $1.2 million. In addition, the Company has borrowed funds in connection with its operations in Europe. See "Risk Management."

    The aggregate purchase price for the acquisitions completed during fiscal 1995 and through May 31, 1996 was approximately $26.0 million and $8.0 million, respectively, payable $16.4 million and $8.0 million in cash and $9.6 million and $0 million in notes, respectively. The cash portion of the purchase price was primarily funded by the Company's revolving credit facility. The use of proceeds from the initial public offering, completed in November 1995, included a pay-down of the Company's revolving credit facility and the pay-off of certain 1995 acquisition notes, as well as other existing debt. Certain of the acquisitions call for contingent payments if certain financial targets are met. In addition, with respect to certain acquisitions and ventures, minority shareholders have the right at certain times to require the Company to acquire their shares at either fair market value or a formula price based on earnings of the entity.

    The Company believes that its anticipated cash flow from operations, as well as the availability of funds under its existing credit agreements and the net proceeds of this offering, will provide it with liquidity sufficient to meet its currently foreseeable capital needs.

                                    BUSINESS

GENERAL

    The Company is the largest direct marketer of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. The Company sells products and services to approximately 230,000 customers in markets the Company estimates exceeded $9.0 billion in sales in 1995. The Company's customers are primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 1995, the Company sold products to over 65% of the estimated 100,000 dental practices in the United States. The Company believes that there is strong awareness of the "Henry Schein" name among office-based healthcare practitioners due to its more than 60 years of experience in distributing healthcare products. Through its comprehensive catalogs and other direct sales and marketing programs, the Company offers its customers a broad product selection of both branded and private brand products which include approximately 50,000 SKUs in North America and approximately 35,000 SKUs in Europe at published prices that the Company believes are below those of many of its competitors. The Company also offers various value-added products and services, such as practice management software. As of March 30, 1996, the Company had sold over 16,000 dental practice management software systems, more than any of its competitors. The Company's activities are conducted by the Company; by its subsidiaries, including Henry Schein UK Holdings Limited in the United Kingdom Schein Dental Equipment and S&S Dental Supply, Inc., each of which distributes dental products, and Zahn Holdings, Inc., which distributes dental laboratory products, as well as their respective subsidiaries; and by 50%-or-less owned entities, including HS Pharmaceutical and its subsidiaries, which are engaged in the manufacture and distribution of certain generic pharmaceutical products.

    The Company intends to increase its sales to existing dental customers by intensifying its direct marketing efforts, by offering additional products and services, and by augmenting its direct marketing and telesales efforts with additional field sales consultants. The Company, which had traditionally focused primarily on the dental market, is currently utilizing these strategies and its cost-effective infrastructure to further expand into the medical and veterinary markets. Net sales to these markets increased from $59.9 million in 1991 to $164.7 million in 1995, which represented 26.7% of the Company's net sales in 1995. In 1990, the Company established marketing and distribution capabilities in Europe. Net sales in international markets have increased from $23.6 million in 1991 to $107.7 million in 1995, which represented 17.5% of the Company's net sales in 1995.

    The Company was formed on December 23, 1992 as a wholly-owned subsidiary of Holdings. At that time, Holdings conducted the business in which the Company is now engaged and, in addition, owned 100% of the outstanding capital stock of Schein Pharmaceutical, a company engaged in the manufacture and distribution of multi-source pharmaceutical products. In December 1992, Holdings separated the Company's business from Schein Pharmaceutical by transferring to the Company all of the assets (including Holdings' 50% interest in HS Pharmaceutical) and liabilities of the healthcare distribution business now conducted by the Company. The Company did not assume any other liabilities of Holdings, including the liabilities associated with Schein Pharmaceutical's business. In February 1994, the Company, Holdings and their stockholders entered into a number of reorganization agreements, and in September 1994, pursuant to such agreements, all of the Common Stock held by Holdings was distributed to certain of the current stockholders of the Company. For a more complete description of these transactions, see "Reorganization."

INDUSTRY OVERVIEW

    The Company distributes its products, supplies and equipment primarily to office-based healthcare practitioners in the dental, medical and veterinary markets.

    Dental. According to industry estimates, United States sales of dental supplies and equipment have increased from $1.9 billion in 1992 to more than $2.2 billion in 1995. In addition, according to industry estimates, in 1995 there were approximately 130,000 active dentists serving the United States marketplace in about 100,000 dental practices. Based upon such information, the Company believes that the average annual purchase of dental supplies and equipment in 1995 was approximately $17,000 per dentist. The Company estimates that the European market for dental supplies and equipment was more than $2.3 billion in 1995.

    Medical. According to industry estimates, United States sales of medical supplies and equipment to office-based physicians were more than $4.0 billion in 1995. In addition, according to industry estimates, in 1995 there were approximately 390,000 office-based physicians serving the United States marketplace, and based upon such information, the Company believes that the average annual purchase of medical supplies and equipment in 1995 was approximately $10,000 per office-based physician.

    Veterinary. According to industry estimates, United States sales of supplies and equipment to veterinarians whose practices are directed primarily to small animals were approximately $500 million in 1995 (excluding sales of food products, which the Company does not distribute). In addition, according to industry estimates, in 1995 there were approximately 35,000 veterinarians whose practices were directed primarily to small animals, practicing in approximately 21,000 small animal veterinary clinics in the United States. Based upon such information, the Company believes that the average annual purchase of supplies and equipment in 1995 was approximately $14,000 per veterinarian.

    The office-based healthcare practitioner industry in the United States is highly fragmented and geographically diverse. The industry ranges from sole practitioners working out of relatively small offices to group practices or service corporations comprised of a few to a large number of practitioners who have combined or otherwise associated their practices. Due in part to the inability of office-based practitioners to store and manage large quantities of supplies in their offices, the distribution of healthcare supplies and small equipment to office-based practitioners has traditionally been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decision within an office-based healthcare practice is typically made by the practitioner or by an administrative assistant, and supplies and small equipment are generally purchased from more than one healthcare product distributor. As a result, distributors serving office-based healthcare practitioners generally offer a wide selection of products at competitive prices. Most of the Company's large competitors rely on an extensive field sales force to generate sales leads and to take and service orders. Other distributors utilize a direct response marketing approach, relying primarily on the use of direct mail catalogs and related marketing materials and in-house telesales representatives to generate orders. Certain direct marketers, including the Company, also utilize field sales personnel to enhance their relationships with their direct mail customers and to service and support the distribution of certain products and equipment that generally require a greater level of customer support.

    In recent years, the healthcare industry has increasingly focused on cost containment. This trend has benefitted distributors capable of providing a broad array of products and services at low prices. This trend has also accelerated the growth of HMOs, group practices, other managed care accounts and collective buying groups who, in addition to their emphasis on obtaining products at low prices, tend to favor distributors capable of producing specialized management information support. The Company believes that the trend towards cost containment has the potential to favorably impact demand for practice management systems and software that can enhance the efficiency and facilitate the management of the practitioner's specific practice.

    The supply industry serving office-based healthcare practitioners is highly fragmented, with numerous national distributors and approximately 900 regional distributors in North America and Europe serving the office-based practitioner market. The Company believes that consolidation within the supply industry serving office-based healthcare practitioners will result in a number of distributors, particularly companies with limited financial and marketing resources, seeking to combine with larger companies that can provide expansion opportunities. This consolidation may also result in distributors seeking to acquire companies that can enhance their current product offerings, expand the services they can offer or provide opportunities for the distributor to serve a broader customer base.

BUSINESS STRENGTHS

    The Company believes the following factors have been of principal importance in its ability to achieve its present position in the dental, medical and veterinary markets.

    Direct Sales and Marketing Expertise. The Company believes that its more than 60 years of experience in distributing products to healthcare practitioners and more than 30 years of direct marketing experience has resulted in strong awareness of the "Henry Schein" name among healthcare practitioners. The Company supports its direct marketing effort with approximately 400 telesales representatives who facilitate order processing and generate sales through direct and frequent contact with its customers. The Company maintains an in-house advertising department that produced more than 8.5 million pieces of direct marketing material during 1995, such as general and specialty catalogs, flyers and order stuffers, customized by market and country. The Company's database of approximately 600,000 office-based healthcare practitioners allows it to utilize customer segmentation techniques to more effectively market its products and services.

    Broad Product Offerings at Low Prices. The Company believes that it has one of the most extensive product offerings in each of the markets it serves. The Company presently offers approximately 50,000 SKUs to its North American customers and approximately 35,000 SKUs to its European customers. Over 80% of the Company's products in dollar volume are offered under national name brands, and the remainder are offered under the "Henry Schein" private brand. The Company believes its cost effective infrastructure enables it to offer products at prices below those of many of its competitors. In addition, the Company's pricing policy in the United States and Canada is to match its competitors' lowest advertised price. See "Competition." Through the breadth of its product offerings and its competitive prices, the Company strives to be a single source of supply to a wide variety of healthcare practitioners.

    Commitment to Superior Customer Service. As part of the Company's commitment to providing superior customer service, the Company offers its customers ease of order placement and rapid, accurate and complete order fulfillment, and the ability to order products 24-hours a day. Products can be ordered by mail, fax, telephone (either automated or by speaking to a telesales representative), or via a computerized order entry system. The Company estimates that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering, and that approximately 99% of all orders in the United States and Canada received before 6:00 p.m. are shipped on the same day the order is received. In addition, the Company estimates that over 90% of orders are received by its customers within two days of placing the order.

    Cost-Effective Infrastructure. The Company's capital expenditures of approximately $18.0 million over the last three fiscal years have enabled it to operate more cost-effectively and achieve greater service efficiency at higher sales volumes. The Company believes that these enhancements, as well as its strategically located distribution centers in the United States and Europe, enable it to provide its customers with broad geographic coverage on a cost-effective basis. In addition, the Company believes that this infrastructure provides opportunities for the Company to service and support increased net sales without the need for commensurate increases in expenses.

GROWTH STRATEGY

    The Company believes that the continuing application of its business strengths, coupled with a focus on the following growth strategies, will enhance its ability to increase sales to existing dental customers, increase its medical customer base and increase sales to its veterinary customers.

    Increased Penetration of Existing Dental Customer Base. Over 65% of the estimated 100,000 dental practices in the United States are customers of the Company. The Company estimates that it had sales in 1995 of more than $10,000 to less than 10% of its dental customers in the United States, and therefore believes that it has an opportunity to increase its sales to a substantial number of its existing dental customers. The Company intends to accomplish this objective by (i) utilizing its current customer database to better focus its marketing efforts, (ii) increasing the number of field sales consultants, (iii) expanding its dental product and service offerings and (iv) increasing its focus on large corporate accounts.

    Increased Penetration of Medical Market. In 1985, the Company began to increase its focus on the medical market. The Company believes this market possesses many of the same characteristics as the dental market, and therefore, opportunities exist to increase its customer base by utilizing its core infrastructure and strength in direct marketing. The Company's net sales of medical products have grown from $44.0 million in 1991 to $135.0 million in 1995. The Company has approximately 50 field sales consultants exclusively dedicated to the medical market. The Company intends to expand its medical customer base by increasing the number of field sales consultants in selected markets, expanding its product offerings and increasing its focus on large corporate accounts.

    Increased Penetration of Existing Veterinary Customer Base. In 1985, the Company began to increase its focus on the veterinary market. The Company's net sales of veterinary products have grown from $16.0 million in 1991 to $29.7 million in 1995. In 1995, the Company sold products to more than 65% of the estimated 21,000 veterinary clinics in the United States. The Company estimates that it is the primary supplier of veterinary supplies to less than 5% of its veterinary customers in the United States, and therefore believes that it has an opportunity to increase its sales to a substantial number of its existing veterinary customers. The Company intends to increase its sales to its existing customers by utilizing its current customer database to better focus its marketing efforts.

    Acquisitions and Joint Ventures. The Company believes that consolidation within the supply industry serving office-based healthcare practitioners is continuing to create opportunities for the Company to acquire businesses or enter into joint ventures that can complement the Company's current business. During 1993 through 1995, the Company entered into joint ventures with, or acquired, an additional 21 businesses. From January 1, 1996 to May 31, 1996, the Company completed five acquisitions and has entered into agreements to acquire five other companies. The Other Recent and Pending Acquisitions which were reflected in the Pro Forma Condensed Consolidated Statement of Operations accounted for 4.5% and 6.0% of the Company's pro forma net sales and operating income, respectively, for the three months ended March 30, 1996. See "Risk Factors."

    Value-Added Products and Services. The Company offers its customers practice management software, assistance with arranging electronic claims processing and financing sources for patient billings and equipment, and large equipment installation and repair services. The Company intends to continue to market and expand these products and services. The Company believes that offering these products and services enhances its relationships with its customers, promotes customer loyalty and should increase sales of consumable supply products.

    International Expansion. Sales by the Company to customers located outside the United States and Canada have increased from approximately $23.6 million in 1991 to $107.7 million in 1995. Since 1990, the Company has established operating subsidiaries and joint ventures in the United Kingdom, The Netherlands, Belgium, Germany, France, Republic of Ireland and Spain. The Company believes it is a leading distributor of healthcare products to dental practitioners in the United Kingdom and The

Netherlands. The Company intends to facilitate its expansion into new territories principally by entering into joint ventures and acquisitions with established local distributors.

CUSTOMERS

    The Company serves approximately 230,000 customers worldwide in the dental, medical and veterinary markets. The Company's dental customers include office-based dental practices, dental laboratories, universities, institutions, governmental agencies and large group and corporate accounts; medical customers include office-based physician practices, podiatrists, renal dialysis centers, surgery centers, institutions and governmental agencies; and the Company's veterinary products are sold primarily to office-based veterinarians serving primarily small animals.

    Approximately 105,000, or 44.1%, of the Company's customers in 1995 were dental practices and laboratories in the United States and Canada. The Company's average annual sales to these customers was approximately $3,000 per customer in 1995. Medical and veterinary customers accounted for approximately 75,000 and 16,000, respectively, of the Company's total customers in 1995, or 31.5% and 6.7%, respectively. The average annual sales to its medical and veterinary customers in 1995 was approximately $1,800 and $1,900 per customer, respectively. International customers, which are predominantly dental practices and laboratories in Europe, totalled approximately 42,000, and accounted for 17.7% of the Company's total customers in 1995. The Company's average annual sales to these customers were approximately $2,600 per customer in 1995.

    The Company believes that its customers generally order from two or more suppliers for their healthcare product needs, and often use one supplier as their primary resource. The Company believes that its customers generally have larger order sizes and order more frequently from their primary suppliers. The Company estimates that it serves as a primary supplier to less than 10% of its total customer base, and believes it has an opportunity to increase sales by increasing its level of business with those customers for which it serves as a secondary supplier.

    Over the past several years the Company has expanded its customer base to include larger purchasing organizations, including certain dental laboratories, institutions, government agencies, renal dialysis centers and surgery centers. More recently, as cost-containment pressures have resulted in increased demand for low-cost products and value-added services, the Company has targeted specific groups of practices under common ownership, institutions and professional groups. For example, the Company has an exclusive direct marketing agreement with an American Medical Association ("AMA") sponsored service and a veterinarian-sponsored service, pursuant to which member practitioners have access to the services' lower priced products. In 1995, the AMA-sponsored service and the veterinarian-sponsored purchasing service accounted for net sales of over $16.7 million. These services, government institutions and agencies, and other large or collective purchasers, require low-cost pricing and detailed product and usage information and reporting. The Company believes it is well situated to meet the needs of these customers, given its broad, low-cost product offerings, and its management information systems. No single customer accounted for more than 4.0% of net sales in 1995.

SALES AND MARKETING

    The Company's sales and marketing efforts, which are designed to establish and solidify customer relationships through frequent direct marketing contact, emphasize the Company's broad product lines, competitive prices and ease of order placement. In addition, the Company's marketing efforts involve personal interaction with field sales consultants in certain locations. The key elements of the Company's program in the United States are:

        . Direct Marketing. During 1995, the Company distributed over 8.5 million pieces of direct marketing material, including catalogs, flyers, order stuffers and other promotional materials to approximately 600,000 office-based healthcare practitioners. The Company's principal U.S. dental catalog, which is issued semi-annually, contains an average of over 300 pages and includes approximately 18,000 SKUs. The number of catalogs and other material received by each customer depends upon the market they serve as well as their purchasing history. The Company's catalogs include detailed descriptions and specifications of both branded and private brand products and are utilized by healthcare practitioners as a reference source. By evaluating its customers' purchasing patterns, area of specialty, past product selections and other criteria, the Company identifies customers who may respond better to specific promotions or products. To facilitate its direct marketing activities, the Company maintains an in-house advertising department which performs many creative services, which the Company believes streamlines the production process, provides greater flexibility and creativity in catalog production, and results in cost savings.

        . Telesales. The Company supports its direct marketing with approximately 400 inbound and outbound telesales representatives who facilitate order processing and generate new sales through direct and frequent contact with customers. Inbound telesales representatives are responsible for assisting customers in purchasing decisions as well as answering product pricing and availability questions. In addition to assisting customers, inbound telesales representatives also market complementary or promotional products. The Company's telesales representatives utilize on-line computer terminals to enter customer orders and to access information about products, product availability, pricing, promotions and customer buying history.

        The Company utilizes outbound telesales representatives and programs to better market its services to those customer accounts identified by the Company as either being high volume or high order frequency accounts. The Company's U.S. dental outbound telesales representatives, accounted for $78.6 million of the Company's net sales in 1995. The Company has approximately 85 medical and veterinary telesales representatives who make outbound calls in addition to handling inbound telesales. Outbound telesales representatives strive to manage long-term relationships with these customers through frequent and/or regularly scheduled phone contact and personalized service.

        The Company's telesales representatives generally participate in an initial two-week training course designed to familiarize the sales representatives with the Company's products, services and systems. In addition, generally all telesales representatives attend periodic training sessions and special sales programs and receive incentives, including monthly commissions.

        . Field Sales Consultants. In 1992, the Company initiated its field sales consultant program and now has approximately 250 field sales consultants covering certain of its major North American and European markets. The field sales consultants concentrate on attracting new customers and increasing sales to customers who do not currently order a high percentage of their total product needs from the Company. This strategy is designed to complement the Company's direct marketing and telesales strategies and to enable the Company to better market, service and support the sale of more sophisticated products and equipment. Once a field sales consultant has established a relationship with a customer, the representative encourages the customer to use the Company's automated ordering process or its telesales representatives for its day-to-day needs. This simplifies the ordering process for the customer and increases the effectiveness of the field sales consultant.

CUSTOMER SERVICE

    A principal element of the Company's customer service approach is to offer an order entry process that is convenient, easy and flexible. Customers typically place orders with one of the Company's experienced telesales representatives. Orders may also be placed 24-hours a day by fax, mail, PROTONE(R) (the Company's 24-hour automated phone service) or its computerized order entry system. The Company has developed an enhanced Windows(R)-based version of its computerized order entry system, known as ArubA(R), which was introduced at the end of 1995.

    The Company focuses on providing rapid and accurate order fulfillment and high fill rates. The Company estimates that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering, and that approximately 99% of all orders in the United States and Canada received before 6:00 p.m. are shipped on the same day the order is received. In addition, because the Company seeks to service a customer's entire order from the distribution center nearest the customer's facility, the Company estimates that over 90% of orders are received by its customers within two days of placing the order. The Company continually monitors its customer service through customer surveys, focus groups and daily statistical reports. The Company maintains a liberal return policy to better assure customer satisfaction with its products.

PRODUCTS

    The following chart sets forth the principal categories of products offered by the Company (and in the case of the dental laboratory products, its wholly-owned subsidiary, Zahn Holdings, Inc., and its subsidiaries) and certain top selling types of products in each category, with the percentage of 1995 net sales in parenthesis:

                                  DENTAL PRODUCTS (67.3%)
- -------------------------------------------------------------------------------------------
 CONSUMABLE DENTAL PRODUCTS          DENTAL LABORATORY
 AND SMALL EQUIPMENT (59.3%)          PRODUCTS (5.8%)         LARGE DENTAL EQUIPMENT (2.2%)
- -----------------------------  -----------------------------  -----------------------------
X-Ray Products; Infection      Teeth; Composites; Gypsum;     Dental Chairs, Units and
Control; Handpieces;           Acrylics; Articulators; and    Lights; X-Rays; and Equipment
Preventatives; Impression      Abrasives                      Repair
Materials; Composites; and
Anesthetics


                                                                VALUE-ADDED PRODUCTS AND
  MEDICAL PRODUCTS (23.5%)      VETERINARY PRODUCTS (4.9%)           SERVICES (4.3%)
- -----------------------------  -----------------------------  -----------------------------
Branded and Generic            Branded and Generic            Software and Related
Pharmaceuticals; Surgical      Pharmaceuticals; Surgical      Products; and Financial
Products; Diagnostic Tests;    Products; and Dental Products  Products
Infection Control; and
Vitamins

    The percentages of 1993 and 1994 net sales were as follows: consumable dental products and small equipment, 63.3% and 61.8%, respectively; dental laboratory products, 6.1% and 6.6%, respectively; large dental equipment, 4.2% and 3.6%, respectively; medical products, 18.6% and 20.1%, respectively; veterinary products, 5.9% and 5.7%, respectively; and value-added products and services, 1.9% and 2.2%, respectively.

  Consumable Supplies and Equipment

    The Company offers approximately 50,000 SKUs to its customers in North America, of which approximately 40,000 SKUs are offered to its dental customers, approximately 11,000 are offered to its medical customers and approximately 15,000 are offered to its veterinary customers. Over 20% of the Company's products are offered to all three types of the Company's customers in North America. The Company offers approximately 35,000 SKUs to its customers in Europe. Approximately 4,000 of the Company's SKUs accounted for 80% of the Company's sales in the United States in 1995. Approximately 17% of the Company's net sales in 1995 were from sales of products offered under the Henry Schein private brand (i.e., products manufactured by various third parties and HS Pharmaceutical for distribution by the Company under the Henry Schein(R) brand). The Company believes that the Henry Schein private brand line of over 5,000 SKUs offered in the United States and Canada is one of the most extensive in the industry. The Company also distributes certain generic pharmaceuticals manufactured by HS Pharmaceutical, a 50%-owned company, and has recently begun to manufacture and distribute certain large dental equipment as a result of its acquisition of Schein Dental Equipment, a distributor and manufacturer of large dental equipment which, prior to its acquisition, was owned 73.7% by Marvin H. Schein, a director and principal stockholder of the Company. The Company updates its product offerings regularly to meet its customers' changing needs.

  Value-Added Products and Services

    In an effort to promote customer loyalty, the Company offers certain value-added products and services. These products and services include the following:

        . Practice Management Software. The Company sells practice management software systems to its dental and veterinary customers. The Company has sold over 16,000 of its Easy Dental(R) Plus software systems as of the end of fiscal 1995, and over 2,000 of its AVImark(R) veterinary software systems. In December 1995, the Company released its new Windows(R) version of Easy Dental(R) Plus and sold over 2,700 such units through the first quarter of 1996. The Company's practice management software provides practitioners with patient treatment history, billing and accounts receivable analysis and management, an appointment calendar, electronic claims processing and word processing programs, and the Company provides technical support and conversion services from other software. In addition, the Easy Dental(R) Plus software will allow the customer to connect with the Company's order entry management systems.

        . Financial Services. The Company has begun to offer its customers assistance in managing their practices by providing access to a number of financial services and products at rates which the Company believes are lower than what they would be able to secure independently. The patient financing program provides the Company's customers a method for reducing receivables and improving cash flow by providing patients access to financing. The Company facilitates the processing of credit applications, payments to its customers and electronic bankcard processing through a third-party provider for a transaction fee. The Company does not assume any financial obligation to its customers or their patients in these programs.

        . Equipment Repair and Installation. The Company offers a repair service, ProRepair(R), which provides one-to-two-day turnaround for handpieces and certain small equipment. The Company also provides in-office installation and repair services for large equipment in certain markets in North America and Europe. The Company intends to expand its repair service business and sales of large dental equipment in connection with its acquisition of Schein Dental Equipment and the opening of equipment sales and service centers. The Company opened two new dental equipment sales and service centers in North America in 1996, and as of May 31, 1996 had a total of 18 centers in North America and Europe. See "Certain Transactions."

INFORMATION SYSTEMS

    The Company's management information systems generally allow for centralized management of key functions, including inventory and accounts receivable management, purchasing, sales and distribution. A key attribute of the Company's management information systems is the daily operating control reports which allow managers throughout the Company to share information and monitor daily progress relating to sales activity, gross profit, credits and returns, inventory levels, stock balancing, unshipped orders, order fulfillment and other operational statistics. The Company is in the process of expanding and upgrading its order processing and accounts receivable information system in the United States.

DISTRIBUTION

    The Company distributes its products in the United States and Canada primarily from its strategically located distribution centers in the Eastern, Central and Western United States. The Company maintains significant inventory levels of certain products in order to satisfy customer demand for prompt delivery and complete order fulfillment of their product needs. These inventory levels are managed on a daily basis with the aid of the Company's sophisticated purchasing and stock status management information systems. The Company's European distribution centers include locations in the United Kingdom, France, The Netherlands, Germany and Spain. Once a customer's order is entered, it is electronically transmitted to the distribution center nearest the customer's location and a packing slip for the entire order is printed for order fulfillment. The Company's automated freight manifesting and laser bar code scanning facilitates the speed of the order fulfillment. The Company currently ships most of its orders in the United States by United Parcel Service. In certain areas of the United States, the Company delivers its orders via contract carriers.

PURCHASING

    The Company believes that effective purchasing is a key element to maintaining and enhancing its position as a low-cost provider of healthcare products. The Company frequently evaluates its purchase requirements and suppliers' offerings and prices in order to obtain products at the best possible cost. The Company believes that its ability to make high volume purchases has enabled it to obtain favorable pricing and terms from its suppliers. The Company obtains its products for its North American distribution centers from over 1,200 suppliers of name brand products; in addition, the Company has established relationships with numerous local vendors to obtain products for its European distribution centers. In 1995, the Company's top 10 vendors and the Company's single largest vendor, accounted for approximately 28.5% and 10.4%, respectively, of the Company's aggregate purchases.

COMPETITION

    The distribution and manufacture of healthcare supplies and equipment is intensely competitive. Many of the products the Company sells are available to the Company's customers from a number of suppliers. In addition, competitors of the Company could obtain exclusive rights from manufacturers to market particular products. Manufacturers could also seek to sell directly to end-users, and thereby eliminate the role of distributors, such as the Company. Significant price reductions by the Company's competitors could result in a similar reduction in the Company's prices as a consequence of its policy of matching its competitors' lowest advertised prices. Any of these competitive pressures may materially adversely affect operating results.

    In the United States, the Company competes with other distributors, as well as several major manufacturers of dental, medical and veterinary products, primarily on the basis of price, breadth of product line, customer service and value-added services and products. In the sale of its dental products, the Company's two principal national competitors are Patterson Dental Co. and Sullivan Dental Products, Inc. In addition, the Company competes against a large number of other distributors that operate on a national, regional and local level. The Company's largest competitors in the sale of medical products are General Medical and Physician's Sales and Service, Inc., which are national distributors. In the veterinary product market, the Company's two principal national competitors include The Butler Company and Burns Veterinary Supply. The Company also competes against a large number of small local and regional veterinary distributors, as well as a number of manufacturers that sell direct to veterinarians whose practices are directed primarily to small animals. With regard to the Company's practice management software, the Company competes against a fragmented group of competitors, none of which currently have a significant share of the market. The Company believes that it competes in Canada substantially on the same basis as in the United States.

    The Company also faces intense competition in its international markets, where the Company competes on the basis of price and customer service against a large number of dental product distributors and manufacturers in the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland and Spain. The Company has several large competitors in these markets, including ORBIS and the GACD Group.

GOVERNMENTAL REGULATION

    The Company's business is subject to requirements under various local, state, Federal and foreign governmental laws and regulations applicable to the manufacture and distribution of pharmaceuticals and medical devices. Among the Federal laws with which the Company must comply are the Federal Food, Drug, and Cosmetic Act, the Prescription Drug Marketing Act of 1987, and the Controlled Substances Act. It is possible that the Company may be prevented from selling manufactured products if the Company (including its 50%-owned company, HS Pharmaceutical, which distributes and manufactures generic pharmaceuticals) were to receive an adverse report following an inspection by the Food and Drug Administration (the "FDA") or the Drug Enforcement Administration, or if a competitor were to receive prior approval of new products from the FDA. A violation of a law by HS Pharmaceutical could cause its operations to be suspended. A suspension could have an adverse effect on the Company's equity in earnings of affiliates and could cause the Company to seek alternative sources of products manufactured by HS Pharmaceutical, possibly at higher prices than currently paid by the Company.

    The Federal Food, Drug, and Cosmetic Act generally regulates the introduction, manufacture, advertising, labeling, packaging, storage, handling, marketing and distribution of, and recordkeeping for, pharmaceuticals and medical devices shipped in interstate commerce. The Prescription Drug Marketing Act of 1987, which amended the Federal Food, Drug and Cosmetic Act, establishes certain requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be registered with the Secretary of Health and Human Services or licensed by each state in which they conduct business in accordance with federally established guidelines on storage, handling and record maintenance. Under the Controlled Substances Act, the Company, as a distributor of controlled substances, is required to obtain annually a registration from the Attorney General in accordance with specified rules and regulations and is subject to inspection by the Drug Enforcement Administration acting on behalf of the Attorney General. The Company is required to maintain licenses and permits for the distribution of pharmaceutical products and medical devices under the laws of the states in which it operates. In addition, the Company's dentist and physician customers are subject to significant governmental regulation. There can be no assurance that regulations that impact dentists' or physicians' practices will not have a material adverse impact on the Company's business.

    The Company believes that it is in substantial compliance with all of the foregoing laws and the regulations promulgated thereunder and possesses all material permits and licenses required for the conduct of its business.

PROPRIETARY RIGHTS

    The Company holds trademarks relating to the "Henry Schein" name and logo, as well as certain other trademarks. Pursuant to certain agreements executed in connection with the reorganization of the Company, both the Company and Schein Pharmaceutical are entitled to use the "Schein" name in connection with their respective businesses, but Schein Pharmaceutical is not entitled to use the name "Henry Schein." The Company intends to protect its trademarks to the fullest extent practicable. See "Reorganization."

EMPLOYEES

    As of April 30, 1996, the Company had more than 2,700 full-time employees in the United States and Europe, including approximately 400 telesales representatives, 250 field sales consultants, 900 warehouse employees, 70 computer programmers and technicians, 250 management employees and 800 office, clerical and administrative employees. None of the Company's employees are represented by a collective bargaining agreement. The Company believes that its relations with its employees are excellent.

FACILITIES

    The Company owns or leases the following properties:

                                                        OWN OR      APPROXIMATE           LEASE
   PROPERTY                          LOCATION            LEASE     SQUARE FOOTAGE    EXPIRATION DATE
- ---------------------------   ----------------------    -------    --------------    ---------------
Distribution Center........   Eastern United States         Own        173,000       N/A
Distribution Center........   Central United States       Lease        225,000       December 1999
Distribution Center........   Western United States       Lease         71,500       June 2002
Distribution Center........   United Kingdom              Lease         85,000       December 2004
Corporate Headquarters.....   Eastern United States       Lease        100,000       December 2005
Other Facilities...........   Western United States         Own         75,000       N/A

    The Company also leases space in other locations in the United States, Canada, France, Germany, the Republic of Ireland, The Netherlands, Spain, and the United Kingdom. Two 50% owned companies also lease space in the United States and Canada.

    The Company believes that its properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on the Company's business.

    The Company has additional operating capacity at its listed facilities.

LEGAL MATTERS

    The manufacture or distribution of certain products by the Company involves a risk of product liability claims, and from time to time the Company is named as a defendant in products liability cases as a result of its distribution of pharmaceutical and other healthcare products. As of May 31, 1996, the Company was named a defendant in 12 such cases. The Company believes it is adequately covered by insurance in all these cases, subject to certain self retention limits, and that none of the currently pending cases will have a material adverse effect on the Company. In addition, the Company was a defendant in several cases involving the distribution of the drug L-Tryptophan, all of which have been resolved at no cost to the Company. With respect to possible future claims, if any, the manufacturer of L-Tryptophan has agreed to defend and indemnify the Company for the period in which the Company served as a distributor of this product. The Company believes that this agreement provides adequate protection for future claims.

    The Company has various insurance policies, including product liability insurance covering risks and in amounts it considers adequate. In many cases the Company is covered by indemnification from the manufacturer of the product. There can be no assurance that the coverage maintained by the Company is sufficient to cover all future claims or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide adequate protection for the Company.

    As part of the Company's effort to expand its field sales force, the Company frequently hires field sales consultants with experience in the office-based healthcare practitioner industry. The Company's hiring practices have from time to time resulted in litigation instituted by former employers of the field sales consultants hired by the Company. On October 19, 1995, an action was filed against the Company by H. Meer Dental Supply Co., Inc. ("Meer"), in the United States District Court for the Eastern District of Michigan, Southern Division. The complaint alleges unfair competition, predatory pricing or anti-competitive conduct and, through the hiring of Meer sales representatives, improper interference with Meer's relationships with its employees and customers and misappropriation of trade secrets. There are two additional litigations that similarly allege improper interference with employee and customer relationships. The plaintiffs in these actions seek unspecified damages, and Meer and one of the other plaintiffs also seek an injunction against the Company. Meer had sought a temporary restraining order in a similar action brought in September 1995 in the United States District Court, Southern District of Ohio, Eastern Division, which order was denied on the basis of the court concluding that it could not make a finding at that time that there was a likelihood that Meer would prevail on the merits. The Company intends to vigorously defend these litigations. The Company believes that none of these three actions will have a material adverse effect on the Company.

                                 REORGANIZATION

GENERAL

    The Company was formed on December 23, 1992 as a wholly-owned subsidiary of Holdings. At that time, Holdings conducted the business in which the Company is now engaged and, in addition, owned 100% of the outstanding capital stock of Schein Pharmaceutical, a company engaged in the manufacture and distribution of multi-source pharmaceutical products.

    In December 1992, Holdings separated the Company's business from Schein Pharmaceutical by transferring to the Company all of the assets and liabilities of the healthcare distribution business now conducted by the Company, which assets included Holdings' 50% interest in HS Pharmaceutical. No other assets or liabilities, including the assets and liabilities associated with Schein Pharmaceutical's business, were transferred to the Company. In connection with that transaction, the Company agreed to indemnify Holdings for all of the liabilities assumed by the Company, and Holdings agreed to indemnify the Company for the liabilities associated with Schein Pharmaceutical's business of manufacturing and distributing generic pharmaceuticals. Other than certain common stockholders, there is no affiliation between the Company and Schein Pharmaceutical, and all transactions between the Company and Schein Pharmaceutical are on an arms-length basis.

    In February 1994 the Company, Holdings, Stanley M. Bergman, Marvin H. Schein, Pamela Joseph, Pamela Schein, Steven Paladino, James P. Breslawski, Martin Sperber (the Chief Executive Officer of Schein Pharmaceutical) and certain other parties entered into a number of reorganization agreements. In September 1994, pursuant to the reorganization agreements, all of the Common Stock held by Holdings was distributed to certain of the current stockholders of the Company. Marvin H. Schein, Pamela Schein and Pamela Joseph have agreed to severally indemnify the Company against certain potential costs and claims, if any, which might be incurred by the Company in the future from the transactions related to the Reorganization. The Company and Schein Pharmaceutical also agreed that after September 1994 the Company would be entitled to use the "Henry Schein" name in activities involving non-pharmaceutical products and pharmaceuticals for dental and veterinary purposes, which activities may include marketing, distributing, labelling, packaging, manufacturing (such as HS Pharmaceutical's manufacturing of generic pharmaceuticals and Schein Dental Equipment's manufacturing of large dental equipment, which are the principal manufacturing activities currently conducted by the Company, its subsidiaries and 50%-or-less owned entities--see "Certain Transactions--Acquisition of The Schein Dental Equipment Corp.") and selling such products. The Company and Schein Pharmaceutical also agreed that after September 1994, Schein Pharmaceutical would be entitled to use the "Schein Pharmaceutical" name in similar activities involving pharmaceuticals for non-dental human treatment. Schein Pharmaceutical is not permitted to use the name "Henry Schein."

REORGANIZATION AGREEMENTS

  Agreements Relating to Control of the Company

    One of the Reorganization agreements, a Voting Trust Agreement (the "Voting Trust"), gives Stanley M. Bergman (or his successor trustee) the right to vote all of the shares of Common Stock owned by certain stockholders of the Company, which will be approximately 39.7% of the outstanding shares of Common Stock immediately after the completion of this Offering. Another of the Reorganization agreements, the Amended and Restated HSI Agreement (the "Global Agreement"), provides that the Board of Directors of the Company may consist of up to 11 members, and that until the earlier of January 1, 1999 or the termination of the Voting Trust, Mr. Bergman (or his successor trustee) has the right to nominate all but three of the nominees to the Board of Directors. Marvin H. Schein, Pamela Joseph and Pamela Schein have the right to serve as or nominate the remaining three directors. In general, from the earlier of January 1, 1999 or the termination of the Voting Trust until the earlier of January 1, 2004 or the first date on which Marvin H. Schein and his family group no longer beneficially own at least 25% of the outstanding Common Stock that they owned immediately after the Reorganization, or the date of certain changes in the Company's management, Mr. Bergman (or his successor trustee) has the right to nominate all of the nominees to the Board of Directors, provided, that if Marvin H. Schein does not approve such nominations, Mr. Bergman (or his successor trustee) and Mr. Schein will each nominate four nominees (of which one will be an independent nominee) and the ninth nominee will be selected by the two independent nominees. As a result of the foregoing, until December 31, 1998, Mr. Bergman, as a practical matter, will be able to significantly influence all matters requiring stockholder approval, including the election of directors, and until January 1, 2004, Mr. Bergman will have the ability to significantly influence the election of all or a substantial number of the directors of the Company.

    The Global Agreement also requires the parties to the Voting Trust and Marvin H. Schein to vote in favor of the individuals so nominated until the earlier of January 1, 1999 or the termination of the Voting Trust, and to vote their shares in favor of the nominees of Stanley M. Bergman until January 1, 2004. The Voting Trust terminates on December 31, 1998, but is subject to earlier termination if, among other things, Stanley M. Bergman ceases to be employed by or serve as a director of the Company (unless certain other members of current management are serving as senior executives of the Company) or the Company consummates a business combination which results in Marvin H. Schein (including his family members) owning less than 5% of the voting securities of the surviving corporation.

    The Global Agreement affords Marvin H. Schein or his designee the right to serve on each committee of the Board of Directors to which the Board of Directors has delegated decision-making authority and the right to call a special meeting of the Board of Directors. The Global Agreement also limits the Company's ability to adopt a shareholder rights plan or "fair price amendment," if such plan or amendment would affect Marvin H. Schein or Pamela Schein (including their respective family members), as long as Marvin H. Schein or Pamela Schein own certain specified percentages of the outstanding Common Stock. The Global Agreement also limits the ability of Marvin H. Schein, Pamela Schein and Pamela Joseph to participate in any solicitation of proxies or any election contest.

  Restrictions on Transfers

    The Global Agreement places certain restrictions on the ability of the parties thereto to transfer any of the shares of Common Stock owned by them and further provides that the Company may not, prior to the earlier of December 31, 2003 or the first date on which neither Marvin H. Schein nor Pamela Schein (including their respective family members) own at least 5% of the outstanding shares of Common Stock, (i) issue in one or more private transactions securities having more than 20% of the total votes that can be cast in any election of directors of the Company without first offering Marvin H. Schein and Pamela Schein (including their respective family members) the right to purchase such securities; (ii) issue securities in connection with a business combination having more than 20%, or resulting in a person owning more than 20%, of the total votes that can be cast in any election of directors without the consent of Marvin H. Schein; or (iii) issue preferred stock having the right to cast more than 20% of the total votes that can be cast in any election of directors of the Company. In addition, certain members of management have agreed not to transfer their shares until November 3, 1998, subject to acceleration in Mr. Bergman's discretion. Restrictions on the ability of stockholders to transfer their stock may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company, and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock.

    The Global Agreement provides that the Company will indemnify each of the other parties to the Reorganization agreements, and their family groups, from damages resulting from (i) claims asserted by third parties relating to the Reorganization agreements and (ii) any material breach of a representation, warranty or covenant made by the Company in any of the Reorganization agreements. Marvin H. Schein has agreed to consult with Pamela Schein prior to the exercise of certain of his rights of approval and consent under the Reorganization agreements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the directors and executive officers of the Company.

    NAME                                     AGE                    POSITION
- ------------------------------------------   ---   ------------------------------------------
CORPORATE
Stanley M. Bergman........................   46    Chairman, Chief Executive Officer,
                                                   President and Director
James P. Breslawski.......................   42    Executive Vice President and Director
Gerald A. Benjamin........................   43    Senior Vice President--Administration and
                                                     Customer Satisfaction and Director
Leonard A. David..........................   48    Vice President--Human Resources, Special
                                                     Counsel and Director
Diane Forrest.............................   48    Senior Vice President--Information
                                                   Services and Chief Information Officer
Stephen R. LaHood.........................   48    Senior Vice President--Distribution
                                                   Services
Mark E. Mlotek............................   40    Vice President, General Counsel, Secretary
                                                     and Director
Steven Paladino...........................   39    Senior Vice President, Chief Financial
                                                     Officer and Director
BUSINESS UNITS
Jeffrey P. Gasparini......................   40    Senior Vice President, Medical Group
Ian G. Rosmarin...........................   44    President--Professional Services Group
James W. Stahly...........................   46    President--North American Dental Group
Michael Zack..............................   43    Senior Vice President--International Group

OTHER DIRECTORS
Barry J. Alperin..........................   55    Director
Pamela Joseph.............................   53    Director
Donald J. Kabat...........................   60    Director
Marvin H. Schein..........................   54    President, Schein Dental Equipment, and
                                                     Director
Irving Shafran............................   52    Director

BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS

    STANLEY M. BERGMAN has been Chairman, Chief Executive Officer and President since 1989, and a director of the Company since 1982. Mr. Bergman held the position of Executive Vice President of the Company and Schein Pharmaceutical from 1985 to 1989 and Vice President of Finance and Administration of the Company from 1980 to 1985. Mr. Bergman is a certified public accountant.

    JAMES P. BRESLAWSKI has been Executive Vice President of the Company since 1990, with primary responsibility for the North American Dental Group, the Veterinary Group and corporate creative services, and a director of the Company since 1990. Between 1980 and 1990, Mr. Breslawski held various positions with the Company, including Chief Financial Officer, Vice President of Finance and Administration and Controller. Mr. Breslawski is a certified public accountant.

    GERALD A. BENJAMIN has been Senior Vice President of Administration and Customer Satisfaction since 1993, including responsibility for the worldwide human resource function, and has been a director of the Company since September 1994. Prior to holding his current position, Mr. Benjamin was Vice President of Distribution Operations of the Company from 1990 to 1992 and Director of Materials Management of the Company from 1988 to 1990. Before joining the Company, Mr. Benjamin was employed for 13 years in various management positions at Estee Lauder, where his last position was Director of Materials Planning and Control.

    LEONARD A. DAVID has been Vice President of Human Resources and Special Counsel since January 1995. Mr. David held the office of Vice President, General Counsel and Secretary from 1990 to 1995 and practiced corporate and business law for eight years prior to joining the Company. Mr. David has been a director of the Company since September 1994.

    DIANE FORREST joined the Company in 1994 as Senior Vice President of Information Services and Chief Information Officer. Prior to joining the Company, Ms. Forrest was employed by Tambrands Inc. as Vice President of Information Services from 1987 to 1994, KPMG Peat Marwick as Senior Manager in the management consulting division from 1982 to 1987 and Nabisco Brands, Inc. as Corporate Manager of Manufacturing Systems from 1978 to 1982.

    STEPHEN R. LAHOOD joined the Company in 1992 as Senior Vice President of Distribution Services. Prior to joining the Company, Mr. LaHood was employed by Lex/Schweber Electronics Inc. as Vice President of Operations and Quality from 1988 to 1991. Mr. LaHood also spent ten years at Johnson & Johnson Products, Inc., where his last position was Manager of Corporate Business Planning and thereafter, seven years at Schering-Plough Corporation where his last position was Senior Director of Manufacturing Operations.

    MARK E. MLOTEK joined the Company in December 1994 as Vice President, General Counsel and Secretary, and became a director of the Company in September 1995. Prior to joining the Company, Mr. Mlotek was a partner in the law firm of Proskauer Rose Goetz & Mendelsohn LLP, counsel to the Company, specializing in mergers and acquisitions, corporate reorganizations and tax law from 1989 to 1994.

    STEVEN PALADINO has been Senior Vice President and Chief Financial Officer of the Company since 1993, and has been a director of the Company since 1992. From 1990 to 1992, Mr. Paladino served as Vice President and Treasurer and from 1987 to 1990 served as Corporate Controller of the Company. Before joining the Company, Mr. Paladino was employed as a public accountant for seven years and most recently was with the international accounting firm of BDO Seidman, LLP. Mr. Paladino is a certified public accountant.

    JEFFREY P. GASPARINI joined the Company in February 1996 as Senior Vice President of the Medical Group. Prior to joining the Company, Mr. Gasparini was employed by General Medical Corp. since 1982, where his last position was Corporate Vice President of Operations and member of the Executive Board.

    IAN G. ROSMARIN joined the Company in 1992 as General Manager of the Canadian Division and in 1993 was named to his current position of President of the Professional Service Group of the Company. Prior to joining the Company, Mr. Rosmarin was President of Rosmarin Management and Investment Corporation for 13 years. Mr. Rosmarin is a Canadian Chartered Accountant.

    JAMES W. STAHLY joined the Company in 1994 as President of the North American Dental Group of the Company. Before joining the Company, Mr. Stahly was employed by Fox Meyer Corporation for seven years, where his last position was Senior Vice President--Hospital and Alternate Care Sales. Prior to his employment with Fox Meyer, Mr. Stahly spent 16 years at McKesson Drug Company.

    MICHAEL ZACK has been responsible for the International Group of the Company since 1989. Mr. Zack was employed by Polymer Technology (a subsidiary of Bausch & Lomb) as Vice President of International Operations from 1984 to 1989 and by Gruenthal Inc. as Manager of International Subsidiaries from 1975 to 1984.

    BARRY J. ALPERIN has been a director of the Company since May 1996. Mr. Alperin has also been a private consultant since August 1995. Mr. Alperin served as a director of Hasbro, Inc. from 1988 through May 1996 and as Vice Chairman of Hasbro, Inc. from 1990 through July 1995. Mr. Alperin served as Co-Chief Operating Officer of Hasbro, Inc. from 1989 through 1990 and as its Senior Vice President and Executive Vice President from 1985 through 1989. Mr. Alperin recently served as Chairman of the Board for Toy Manufacturers of America, an industry trade association. Mr. Alperin currently serves as a director for Seaman Furniture Co., Inc. and K'nex Industries, Inc.

    PAMELA JOSEPH has been a director of the Company since September 1994. For the past five years Ms. Joseph has been a self-employed artist, and is president of MA Nose Studios, Inc. Ms. Joseph is also a trustee of Alfred University.

    DONALD J. KABAT has been a director of the Company since May 1996. From 1992 until the present, Mr. Kabat has served as President of D.K. Consulting Services, Inc. and Chief Financial Officer of Central Park Skaters, Inc. From 1970 to 1992, Mr. Kabat was a partner in Andersen Consulting, an affiliate of Arthur Andersen, LLP.

    MARVIN H. SCHEIN has been a director of the Company since September 1994 and has provided consulting services to the Company since 1982. Mr. Schein founded Schein Dental Equipment and had been its President for more than 15 years. Prior to founding Schein Dental Equipment, Mr. Schein held various management and executive positions with the Company.

    IRVING SHAFRAN has been a director of the Company since September 1994 and was nominated by Pamela Schein as her designee for director of the Company. Mr. Shafran has been an attorney in private practice for more than twenty-five years. From 1991 through mid-1995, Mr. Shafran was a partner in the law firm of Anderson Kill Olick and Oshinsky, PC.

    The Company's Board of Directors is currently composed of eleven directors, six of whom are employees of the Company. Directors serve until the next annual stockholders' meeting or until their successors have been duly elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

    During fiscal 1995, the Board of Directors held six meetings.

    The Board of Directors established an Audit Committee of independent directors in January 1996. The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility, since January 1996, the Audit Committee recommended to the Board of Directors, subject to stockholder approval, the selection of the Company's independent public accountants. The Audit Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's internal controls. The Audit Committee met with the independent public accountants to discuss the results of their audit of the Company, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting. In May 1996, Messrs. Alperin and Kabat became the members of the Audit Committee.

    The Board of Directors established a Compensation Committee in January 1996 which is currently comprised of Messrs. Bergman, Alperin and Kabat. The Compensation Committee will make recommendations regarding the compensation and benefit policies and procedures of the Company.

    The Board of Directors has a Stock Option Committee which currently consists of Messrs. Bergman, Breslawski and Schein. The Stock Option Committee determines grants under the Company's 1994 Stock Option Plan. The Stock Option Committee held no meetings during fiscal 1995.

LIMITATIONS ON LIABILITY

    The Company's Amended and Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty by such director as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws and will not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his or her duty of care. In addition, the Company intends to enter into agreements with each of its directors and certain of its officers providing for indemnification of those individuals under certain circumstances. The Company has obtained director and officer liability insurance that insures the Company's directors and officers against certain liabilities.

COMPENSATION OF DIRECTORS

    No directors received compensation in fiscal 1995, other than reimbursement of expenses, for their services as directors. Messrs. Alperin and Kabat each receive a $20,000 annual retainer. Messrs. Alperin and Kabat also receive $500 per board meeting and $250 per committee meeting attended. Each director will be reimbursed for their out-of-pocket expenses in attending board and committee meetings. In addition, Messrs. Alperin and Kabat have been granted options to purchase 5,000 shares of the Company's Common Stock under the Company's 1996 Non-Employee Director Stock Option Plan.

    See "Certain Transactions" for a description of Marvin H. Schein's Consulting Agreement, including amounts paid in compensation to Mr. Schein.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation of the Company's Chief Executive Officer and the four most highly paid executive officers (collectively, the "Named Executive Officers") of the Company whose salary and bonus exceeded $100,000 for the fiscal years ended December 31, 1994 and December 30, 1995.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION                   LONG TERM COMPENSATION
                                        ----------------------------------    -------------------------------------
                                                              OTHER ANNUAL    RESTRICTED                                  OTHER
     NAME AND PRINCIPAL                 SALARY      BONUS     COMPENSATION       STOCK        STOCK        LTIP        COMPENSATION
          POSITION              YEAR      ($)        ($)         ($)(1)       AWARDS($)(2)   OPTIONS    PAYOUTS($)(3)     ($)(4)
- -----------------------------   ----    -------    -------    ------------    -----------    -------    -----------    ------------
Stanley M. Bergman...........   1995    479,050    307,034         19,343         --           --           --            36,144
 Chairman, Chief Executive      1994    469,050    260,496        258,259         --           --        17,303,475       24,988
 Officer and President
James P. Breslawski..........   1995    270,782     66,000         13,500         --           --           --            21,458
 Executive Vice President       1994    257,782     60,000      1,000,364       1,171,788      --           382,618       19,184
Gerald A. Benjamin...........   1995    205,000     52,500         13,500         --          47,200        --            15,064
 Senior Vice President          1994    185,000     42,500        189,174         220,761      --           243,825       13,722
 of Administration and
 Customer Satisfaction
Steven Paladino..............   1995    205,000     52,500         13,500         --          54,700        --            14,812
 Senior Vice President and      1994    185,000     42,500        189,174         220,761      --           243,825       13,496
 Chief Financial Officer
Randolph W. Jones(5).........   1995    283,445      --            13,500         --           --           --            21,640
 President of the Diversified   1994    275,945     35,000        100,697          98,117     24,800        264,732       21,266
 Healthcare Group

- ------------
(1) The 1994 amounts shown in this column include amounts recorded for each of Messrs. Breslawski, Benjamin, Paladino and Jones of $986,864, $175,674, $175,674 and $87,197, respectively, to pay income taxes attributable to the stock issuances made to each of them in 1994 and auto allowances of $13,500 for each executive, excluding Mr. Bergman. Mr. Bergman was given a cash bonus of $258,259 in 1994 to pay certain additional income taxes attributable to the stock issuances described below in footnote 3. The 1995 amounts include auto allowances of $13,500 for each executive, excluding Mr. Bergman, and $19,343 of compensation to Mr. Bergman for the use of a car and related expenses.

(2) Mr. Breslawski was issued 165,528 shares of Common Stock with an aggregate value of approximately $1.2 million on December 31, 1994. Messrs. Benjamin and Paladino were each issued 31,185 shares of Common Stock with an aggregate value of approximately $220,761 on December 31, 1994. Mr. Jones was issued 13,860 shares of Common Stock with an aggregate value of $98,117 on December 31, 1994.

(3) Mr. Bergman was issued 1,466,685 shares of Common Stock and was issued shares of common stock of Schein Pharmaceutical on December 24, 1992. The value of these shares on September 30, 1994 was $17.3 million in the aggregate. These shares when issued had a value of $6.2 million and $2.6 million, respectively, the entire amount of which was charged as deferred compensation. The issuances to Mr. Bergman are being included herein at their fair market value on September 30, 1994 because, on that date, certain contingencies relating to the stock were eliminated and the shares became fully vested. Accordingly, the deferred compensation which was charged in 1992 and a mark-to-market adjustment to fair market value on such date was recorded in 1994. Mr. Breslawski received $382,618 in 1994 in satisfaction of his Executive Incentive Plan balance, payable with 30,294 shares of Common Stock with an aggregate value of $214,454 on December 31, 1994 and a $168,164 cash payment. Each of Messrs. Benjamin and Paladino received $243,825 in 1994 in satisfaction of their Executive Incentive Plan balance, payable with 19,305 shares of Common Stock with an aggregate value of $136,662 on December 31, 1994 and $107,163 in cash. Mr. Jones received $264,732 in 1994 in satisfaction of his Executive Incentive Plan balance, payable with 19,800 shares of Common Stock with an aggregate value of $140,166 on December 31, 1994 and $124,566 in cash.

(4) The 1994 amounts shown in this column represent (i) profit sharing contributions made by the Company on behalf of Mr. Bergman, Mr. Breslawski and Mr. Jones of $9,434, on behalf of Mr. Benjamin of $7,519 and on behalf of Mr. Paladino of $7,524, (ii) contributions under the Company's Employee Stock Ownership Plan ("ESOP") made by the Company on each executives' behalf of $4,500 and (iii) excess life insurance and Supplemental Executive Retirement Plan ("SERP") contributions of $1,186 and $9,868 for Mr. Bergman, $950 and $4,300 for Mr. Breslawski, $653 and $1,050 for Mr. Benjamin, $422 and $1,050 for Mr. Paladino, and $1,747 and $5,585 for Mr. Jones, respectively. The 1995 amounts shown in this column represent (i) profit sharing contributions made by the Company on behalf of each executive of $6,000, (ii) ESOP contributions made by the Company on each executives' behalf of $4,500, (iii) excess life insurance and SERP contributions of $2,610 and $23,034 for Mr. Bergman, $1,003 and $8,455 for Mr. Breslawski, $714 and $3,850 for Mr. Benjamin, $462 and $3,850 for Mr. Paladino, and $1,799 and $9,341 for Mr. Jones, respectively, and (iv) an anniversary bonus to Mr. Breslawski of $1,500.

(5) As of February 9, 1996, Mr. Jones was no longer an executive officer of the Company.

    The following table summarizes the number of shares and the terms and conditions of stock options granted to the Named Executive Officers in fiscal 1995.

                          OPTION GRANTS IN FISCAL 1995

                                              PERCENT                                          POTENTIAL REALIZABLE
                                              OF TOTAL                                           VALUE AT ASSUMED
                                 NUMBER OF    OPTIONS    EXERCISE  MARKET PRICE               ANNUAL RATES OF STOCK
                                 SECURITIES  GRANTED TO   PRICE    PER SHARE ON               PRICE APPRECIATION FOR
                                 UNDERLYING  EMPLOYEES     PER       DATE OF                       OPTION TERM
                                  OPTIONS    IN FISCAL    SHARE       GRANT      EXPIRATION  ------------------------
   NAME                           GRANTED     1995(1)     ($/SH)      ($/SH)        DATE     0% ($)  5% ($)   10% ($)
- -------------------------------- ----------  ----------  --------  ------------  ----------  ------  -------  -------
Stanley M. Bergman..............    --         --          --         --             --        --      --       --
James P. Breslawski.............    --         --          --         --             --        --      --       --
Gerald A. Benjamin..............   17,500(2)     2.7%      16.00       16.00      11/3/2005       0  176,050  446,250
                                   29,700(3)     4.6%       4.21        7.08       5/1/2005  85,239  217,480  420,365
Steven Paladino.................   25,000(2)     3.8%      16.00       16.00      11/3/2005       0  251,500  637,500
                                   29,700(3)     4.6%       4.21        7.08       5/1/2005  85,239  217,480  420,365
Randolph W. Jones...............    5,000(2)     0.8%      16.00       16.00      11/3/2005       0   50,300  127,500
                                   19,800(4)     3.0%       4.21        7.08       5/1/2005  56,826  144,936  280,243

- ------------

(1) In fiscal 1995, the Company granted options to purchase 651,297 shares of Common Stock, consisting of 237,897 Class A options and 413,400 Class B options.

(2) Options are exercisable in three annual installments. The first installment was exercisable on November 3, 1995. As of March 1996, Mr. Jones' options were cancelled.

(3) Options are currently exercisable.

(4) Options are exercisable in six annual installments. The first installment was exercisable on December 31, 1995. As of March 1996, 16,500 of Mr. Jones' options were cancelled.

    The following table summarizes the number of all unexercised options held by the Named Executive Officers at the end of fiscal 1995, and their value at that date if they were in-the-money. No stock options were exercised in fiscal 1995.

                  AGGREGATE FISCAL 1995 YEAR-END OPTION VALUES

                                           NUMBER OF SECURITIES
                                          UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED IN-THE-MONEY
                                           OPTIONS AT 12/31/95                    OPTIONS AT 12/31/95
                                    ----------------------------------  ----------------------------------------
                                                                            EXERCISABLE         UNEXERCISABLE
                                                                        -------------------  -------------------
   NAME                             EXERCISABLE (#)  UNEXERCISABLE (#)  SHARES (#)  TOTAL $  SHARES (#)  TOTAL $
- ----------------------------------- ---------------  -----------------  ----------  -------  ----------  -------
Stanley M. Bergman.................     --                --               --         --        --         --
James P. Breslawski................     --                --               --         --        --         --
Gerald A. Benjamin.................      29,700            17,500         29,700    751,113    17,500    236,250
Steven Paladino....................      29,700            25,000         29,700    751,113    25,000    337,500
Randolph W. Jones(1)...............       3,300            21,500          3,300     83,457    21,500    484,785

- ------------

(1) As of March 1996, Mr. Jones' unexercisable options were cancelled.

EMPLOYMENT AND OTHER AGREEMENTS

    The Company and Mr. Stanley M. Bergman entered into an employment agreement dated as of January 1, 1992, providing for his continued employment as Chairman of the Board, President and Chief Executive Officer until December 31, 1999. The employment agreement provides Mr. Bergman with a base salary of $504,050 for 1996, $519,050 for 1997, $544,050 for 1998, and $559,050 for 1999. In addition, the employment agreement provides for incentive compensation to be determined by the Compensation Committee of the Board of Directors (or, if there is no Compensation Committee, the

Board of Directors). Based on the range of incentive compensation provided for in the employment agreement, it is anticipated that incentive compensation for 1996 will be in the range of $70,000 to $425,000. The range of incentive compensation increases to $75,000 to $445,000 in 1997, $80,000 to $465,000 in
1998, and $85,000 to $485,000 in 1999. The employment agreement also provides that Mr. Bergman will continue to participate in all benefit, welfare and perquisite plans, policies and programs generally available to either the Company's employees or the Company's senior executive officers. The Company provides Mr. Bergman with the use of an automobile and expenses related thereto, and other miscellaneous benefits. If Mr. Bergman's employment with the Company is terminated without cause or terminated by Mr. Bergman following a material breach by the Company of the employment agreement which is not cured during the requisite period for cure of such breach, Mr. Bergman will receive all amounts then owed to him as salary and deferred compensation and any benefits accrued and owed to him or his beneficiaries under the then applicable benefit plans, programs and policies of the Company. In addition, Mr. Bergman will receive as severance pay, 100% of his then annual base salary and a payment equal to the account balance or accrued benefit Mr. Bergman would have been credited with under each pension plan maintained by the Company, assuming the Company would have continued contributions until the natural expiration of the employment agreement, less Mr. Bergman's vested account balance or accrued benefits under each pension plan. Unless the employment agreement is terminated for cause or pursuant to Mr. Bergman's voluntary resignation, the Company will continue the participation of Mr. Bergman and his family in the health and medical plans, policies and programs in effect with respect to senior executive officers of the Company and their families. Coverage for Mr. Bergman and his spouse will continue from the end of Mr. Bergman's employment until their respective deaths, and coverage for his children will continue until their attainment of the age of twenty-one.

    The Company has entered into agreements with the Named Executive Officers and certain other senior managers to provide that if an executive's employment is terminated by the executive or by the Company without cause or for good reason and not within two years after a change in control of the Company, the Company will pay to the executive severance pay equal to one month's base salary for each month the executive has been employed by the Company, with a minimum of six months and a maximum of twelve months, subject to offset for remuneration for subsequent employment. If the executive is terminated within two years following a change in control of the Company which has not been approved by a supermajority of the Board of Directors, the executive's severance pay will equal three times the severance pay the executive would have received had no change of control occurred, plus three times the amount of executive's incentive bonus for the year preceding the year of termination.

    See "Certain Transactions" for a description of Marvin H. Schein's Consulting Agreement.

STOCK OPTION PLAN

    The Company maintains the Henry Schein, Inc. 1994 Stock Option Plan ("Stock Option Plan") for the benefit of certain employees of the Company and its designated subsidiaries. The purpose of the Stock Option Plan is to enable the Company and its designated subsidiaries to attract, retain and motivate key employees who are important to the success and growth of the Company and to create a mutuality of interest between the key employees and the stockholders of the Company by granting the key employees options to purchase Common Stock. Under the Stock Option Plan, 678,635 shares of Common Stock may be issued. The Stock Option Plan provides for two classes of options: Class A Options, which shall have an exercise price of $4.21 per share, and Class B Options, which have an exercise price of not less than the fair market value of the Common Stock at the time of grant. Class A Options to purchase an aggregate of 221,397 shares of Common Stock are presently outstanding, and Class B Options to purchase an aggregate of 447,400 shares of Common Stock are presently outstanding. The maximum number of Class A Options have been issued. If options are canceled, expire or terminate unexercised, the shares of Common Stock shall again be available for the grant of options, provided that the number of shares covered by Class A Options shall be reduced by the number of Class

A Options that are canceled, expire or are terminated. Both incentive stock options and non-qualified stock options may be issued under the Stock Option Plan.

    The maximum number of shares of Common Stock with respect to which options may be granted under the Stock Option Plan to each participant could not exceed 100,000 shares in 1995, and shall not exceed 50,000 in each year thereafter. To the extent that shares for which options are permitted to be granted to a participant during a year are not covered by a grant of an option in such year, such shares shall automatically increase the number of shares of Common Stock available for grant of options to the participant in the subsequent year.

    The Stock Option Plan is administered by a committee appointed by the Company's Board of Directors, consisting of two or more directors, each of whom qualifies as a disinterested person (within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The committee has the full authority and discretion, subject to the terms of the Stock Option Plan, to determine those individuals who are eligible to be granted options and the amount and type of options. Terms and conditions of options are set forth in written option agreements, consistent with the terms of the Stock Option Plan. No option shall be granted under the Stock Option Plan on or after the tenth anniversary of September 30, 1994 (the effective date of the Stock Option Plan), but options granted prior to such date may extend beyond that date.

    The Stock Option Plan provides that it may be amended by the Company's Board of Directors or the committee, except that no amendment may, without the approval of stockholders of the Company, (i) increase the total number of shares of Common Stock which may be acquired upon exercise of options granted under the Stock Option Plan, (ii) change the types of employees eligible to participate in the Stock Option Plan, (iii) effect any change that would require stockholder approval under securities laws, (iv) effect any change that would require stockholder approval under Section 162(m) of the Code or (v) reduce the purchase price of an outstanding option below the fair market value of a share of Common Stock on the date of such amendment. The Company's Board of Directors or the stockholders may, however, make or authorize any appropriate adjustments to the number of shares of Common Stock available, and the terms of outstanding options, under the Stock Option Plan to reflect a recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation, any issue of bonds, debentures, preferred or preference stocks, the dissolution or liquidation of the Company or any of its subsidiaries, or any sale or transfer of the assets of the Company's business or any other corporate event.

    The options entitle the holder to purchase a specified number of shares of Common Stock, subject to vesting provisions, at a price set by the committee at the time of grant, subject to certain limitations. The term of each option will be specified by the committee upon grant, but may not exceed ten years from the date of grant (five years in the case of owners of 10% or more of the Company's outstanding voting stock). The committee will determine the time or times at which each option may be exercised. Options may be exercisable in installments, and the exercisability of options may be accelerated in some cases, including upon a change of control of the Company (as defined in the Stock Option Plan).

    Under the Stock Option Plan, the committee may grant incentive stock options that qualify under Section 422 of the Code or non-qualified stock options. The incentive stock options are subject to additional requirements under the Stock Option Plan, as well as under the Code.

    A participant may elect to exercise one or more of his options by giving written notice to the committee of such election at any time after the closing of this Offering. The participant shall specify the number of options to be exercised and provide payment in full of the aggregate purchase price for the shares of Common Stock for which options are being exercised. Payment may be made (i) in cash or by check, bank draft or money order, (ii) if so permitted by the committee, through delivery of unencumbered shares of Common Stock, a promissory note or a combination of cash and either of the foregoing, or (iii) on such other terms and conditions as may be acceptable to the committee.

    There were no options granted to the Named Executive Officers under the Stock Option Plan in 1994 or prior to 1994. In 1995, Class A Options to acquire 237,897 common shares were issued to certain executive management, including Class A Options exercisable into 29,700 shares of Common Stock to Messrs. Benjamin and Paladino and 19,800 shares of Common Stock to Mr. Jones, all of which are outstanding (except for 16,500 Class A Options granted to Mr. Jones which were cancelled in March 1996), at an exercise price of $4.21 per share, substantially all of which became exercisable upon the closing of the initial public offering, at which time the $2,805,000 excess of the initial public offering price of $16.00 over the exercise price was charged to special management compensation expense.

    On November 3, 1995, the Company issued Class B Options to acquire 413,400 shares of common stock to certain employees, including Class B Options to acquire 17,500, 25,000 and 5,000 shares of Common Stock to Messrs. Benjamin, Paladino and Jones, respectively, substantially all of which are outstanding, at an exercise price of $16.00 per share, substantially all of which become exercisable ratably over three years from the date of issuance.

    The Class A Options and Class B Options granted to the Named Executive Officers are exercisable up to the tenth anniversary of the date of issuance, subject to acceleration upon termination of employment. As of December 30, 1995, none of such options were exercised.

DIRECTORS STOCK OPTION PLAN

    The Company maintains The Henry Schein, Inc. 1996 Non-Employee Director Stock Option Plan (the "Director Plan"). The purposes of the Director Plan are to enable the Company to attract, retain and motivate directors of the Company who are not employees of the Company or its subsidiaries and who are important to the success of the Company and to create a mutuality of interest between the non-employee directors and the stockholders of the Company by granting such directors options to purchase Common Stock of the Company. Under the Director Plan, each director who is not also an officer or employee of the Company is eligible to receive options to purchase shares of the Company's Common Stock. An aggregate of 50,000 shares are available for purchase pursuant to the exercise of options granted under the Director Plan. If options are cancelled, expire or terminate unexercised, the shares of Common Stock shall again be available for the grant of options under the Director Plan.

    The Director Plan is administered by a committee comprised of two or more directors appointed by the Board of Directors, each of whom qualifies as a "disinterested person" within the meaning of Rule 16b-3 promulgated under the Exchange Act. The committee has the full authority and discretion to determine those individuals who are to be granted options and the amount of options. Terms and conditions of options will be set forth in written option agreements consistent with the terms of the Director Plan. No options shall be granted under the Director Plan on or after March 22, 2006, but options granted prior to such date may extend beyond that date.

    The Director Plan may be terminated at any time by the Board of Directors or the committee (subject to the continued effectiveness of outstanding options). The Board of Directors or the committee may also amend the Director Plan, except that no amendment may, without the approval of stockholders of the Company, (i) increase the total number of shares of Common Stock which may be acquired upon exercise of options granted under the Director Plan, (ii) change the requirements for eligibility for participation in the Director Plan or (iii) effect any change that would require stockholder approval under Rule 16b-3 (or any successor provision) promulgated under the Exchange Act.

    The term of each option will be specified by the committee upon grant, but may not exceed ten years from the date of grant. The exercise price of each option granted under the Director Plan and the terms upon which each option granted under the Director Plan will be exercisable will be determined by the committee. Under the Director Plan, the exercisability of options may be accelerated in certain events, including upon a change of control (as defined in the Director Plan). Subject to certain rights to exercise after the death, disability, retirement or termination of services (other than for cause) of the optionee or after a change of control, options granted under the Director Plan may be exercised only if the optionee is eligible to participate in the Director Plan on the date of exercise.

    Upon the exercise of an option, the option holder must make payment of the full exercise price, either in cash or, if permitted by the committee, in shares of the Company's Common Stock, by delivery of the optionee's promissory note, in a combination of cash, shares of the Company's Common Stock or the optionee's promissory note, or on such other terms and conditions as may be acceptable to the committee.

    On March 22, 1996, each of Messrs. Alperin and Kabat were granted options to purchase 5,000 shares of the Company's Common Stock at an exercise price of $29.00 per share (which was the fair market value on the date of grant).

EMPLOYEE STOCK OWNERSHIP PLAN

    The Company adopted the Henry Schein, Inc. Employee Stock Ownership Plan effective as of January 1, 1994 to enable participants to have an interest in the Common Stock of the Company and to provide participants an opportunity to share in the growth and prosperity of the Company. The ESOP is intended to be a tax-qualified plan under Section 401(a) of the Code and is intended to qualify as an employee stock ownership plan under Section 4975(e)(7) of the Code.

    Employees of the Company are eligible to participate in the ESOP after six months of service for the Company or a participating affiliate, and receive participation credit if they complete 1,000 hours of service in a twelve consecutive month period.

    With respect to each plan year, the Company and its participating affiliates intend to make discretionary contributions, in cash or in Common Stock, to the ESOP. Subject to legal limitations, contributions to the ESOP will only be allocated to the accounts of participants who either (i) are employed by the Company or a participating affiliate on the last day of the plan year and completed 1,000 hours of service in such plan year, or (ii) retired after attaining age 65, died or incurred a disability during the plan year. Contributions are allocated based on a participant's compensation. The Company and its participating affiliates made contributions of 128,257 shares of Common Stock to the ESOP for the 1994 plan year equal to approximately $900,000 in the aggregate, and intend to make contributions of shares of Common Stock having a value equal to 3% of participants' aggregate compensation for the 1995 plan year equal to approximately $1.0 million in the aggregate.

    The ESOP may borrow money and purchase Common Stock by means of an acquisition loan. Any Common Stock which is acquired with the proceeds of an acquisition loan will be held in a suspense account and will not be allocated or released until a contribution is made to the ESOP (which is used to repay the acquisition loan).

    Participants in the ESOP become vested in their accounts based on a graded seven year vesting schedule (or upon a participant's retirement after attaining age 65, death or disability, if earlier). In general, participants are entitled to receive the vested amounts in their accounts in the ESOP on death, disability, retirement or five years after termination of employment in either
(i) a single lump-sum payment, or (ii) installment payments over a period not to exceed five years (subject to extension in certain cases).

PROFIT SHARING/401(K) PLAN

    The Company maintains the Henry Schein, Inc. Profit Sharing/401(k) Savings Plan (the "Profit Sharing/401(k) Plan") to provide retirement and other benefits to employees of the Company and certain participating affiliates and to permit employees a means to save for their retirement. Certain plans previously maintained by the Company or its affiliates ("Prior Plans") were merged into this

Profit Sharing/401(k) Plan. The Profit Sharing/401(k) Plan is intended to be a tax-qualified plan under Section 401(a) of the Code, and contains a Code Section 401(k) feature.

    Eligible employees of the Company and its participating affiliates who work for a specified period (as described below) are eligible to participate in the Profit Sharing/401(k) Plan. Part-time employees are eligible to make profit sharing contributions as of the January 1 of the twelve consecutive month period during which they are first credited with 1,000 hours of service. Full-time employees become eligible to have profit sharing contributions made on their behalf after they work for six consecutive months during which they complete at least 1,000 hours of service. All employees are eligible to make 401(k) contributions (in accordance with administrative practices) following completion of three consecutive months during which they complete at least 250 hours of service.

    Subject to legal limitations, participants may elect, by salary reduction, to have 401(k) contributions of 1% to 10% of their compensation made to their accounts under the Profit Sharing/401(k) Plan. Under the Profit Sharing/401(k) Plan, the Company and its participating affiliates may make discretionary profit sharing contributions on behalf of participants who have completed 1,000 hours of service during the plan year and are employed on the last day of the plan year (or have retired after attaining age 65, died or incurred a disability in a plan year), based on compensation. The Company and its participating affiliates intend to make profit sharing contributions for the 1995 plan year equal to 4% (or, in the case of certain divisions or subsidiaries, 3.5%) of eligible compensation or approximately $1.3 million in the aggregate.

    Participants in the Profit Sharing/401(k) Plan always have a 100% vested and nonforfeitable interest in the value of their 401(k) contributions. Participants become vested in the Company's or participating affiliate's profit sharing contributions based on a graded seven year vesting schedule (or upon a participant's retirement after attaining age 65, death or disability, if earlier). Participants are entitled to receive the vested amounts in their accounts in a single lump-sum payment on death, disability, retirement or termination of employment. The portion of a participant's account attributable to a Prior Plan may be eligible for payment in a different form based on the provisions of the Prior Plan. In certain circumstances, participants may receive loans and hardship withdrawals from their accounts in the Profit Sharing/401(k) Plan.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

    The Company established the Henry Schein, Inc. Supplemental Executive Retirement Plan effective as of January 1, 1994 in order to provide deferred compensation to a select group of management and highly compensated employees of the Company and its affiliates. The SERP is a non-qualified, unfunded deferred compensation plan. The benefits under the SERP are intended to supplement the benefits payable under the Profit Sharing/401(k) Plan and the ESOP by providing benefits in excess of the limitation imposed by Section 401(a)(17) of the Code. Code Section 401(a)(17) limits the amount of compensation that may be taken into consideration under a tax-qualified benefit plan to $150,000, as adjusted for cost of living increase set by the Secretary of Treasury.

    An employee of the Company (or one of its affiliates which participate in either the Profit Sharing/401(k) Plan or the ESOP) must be designated by the administrative committee of the SERP in order to participate in the SERP.

    A participant's benefits under the SERP becomes vested based on a graded seven year vesting schedule. However, if a participant retires after attaining age 65, dies or incurs a disability, or if there is a change in control of the Company (as defined in the SERP), the participant will become fully vested in his account under the SERP. Participants are entitled to receive their vested benefits upon the occurrence of a change of control of the Company or upon termination of employment for any reason including death, disability or retirement in a single lump-sum payment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Stanley M. Bergman, James P. Breslawski, Gerald A. Benjamin, Leonard A. David, Mark E. Mlotek and Steven Paladino are executive officers of the Company and members of the Board of Directors which approved incentive compensation for the Named Executive Officers for fiscal 1995 based upon the recommendations of the Compensation Committee. Mr. Bergman is also a member of the Compensation Committee. Mr. Bergman did not participate in any deliberations of the Compensation Committee or the Board of Directors with respect to his own compensation for fiscal 1995, and none of the Named Executive Officers participated in any deliberations of the Board of Directors with respect to their own compensation for fiscal 1995.

                              CERTAIN TRANSACTIONS

REORGANIZATION

    Certain of the directors, officers and stockholders of the Company entered into a series of transactions with the Company, as described under "Reorganization." The Company paid (i) certain of the legal and other professional fees incurred by the executors of the Estate of Jacob M. Schein, including Stanley M. Bergman and Pamela Joseph, in connection with such transactions, in the amounts of approximately $552,000, $295,000 and $216,000 during 1994, 1993 and 1992, respectively, and (ii) the income taxes of $5.6 million incurred by Mr. Bergman in connection with the Company's issuance to him of shares of Common Stock, and shares of common stock of Schein Pharmaceutical. The Company also paid legal fees incurred by Marvin H. Schein in connection with such transactions, in the amount of $75,000. The Company also paid a dividend in 1993 on behalf of the Estate of Esther Schein in the amount of $275,000. See "Reorganization" and "Management--Executive Compensation."

    In December 1992, Mr. Bergman was issued shares of Schein Pharmaceutical, and on September 30, 1994, Mr. Bergman's shares in Schein Pharmaceutical and its subsidiaries were exchanged for shares of common stock of Holdings, some of which were sold by Mr. Bergman.

    From time to time the Company has made loans to Stanley M. Bergman (for income taxes payable by him in connection with Common Stock issued to Mr. Bergman as part of the Reorganization), Pamela Joseph and Pamela Schein for personal expenses. Interest on such loans accrued at the prime rate. The largest aggregate principal amount of loans outstanding during 1994, 1993 and 1992 was approximately $151,000, $143,000 and $0, respectively, for Stanley M. Bergman; approximately $1.1 million, $929,000 and $668,000, respectively, for Pamela Joseph; and approximately $187,000, $365,000 and $310,000, respectively, for Pamela Schein. Mr. Bergman's, Ms. Joseph's and Ms. Schein's loans and all interest accrued thereon were repaid on September 30, 1994. No loans have been made to any of Mr. Bergman, Ms. Joseph or Ms. Schein since that date.

    In connection with the Reorganization, the Company, Holdings and Marvin H. Schein, a director and principal stockholder of the Company, agreed to terminate a lifetime consulting agreement entered into in 1982 between the Company's predecessor and Mr. Schein, and the Company and Mr. Schein agreed to continue the consulting arrangement on the terms set forth in a new lifetime consulting agreement (the "Consulting Agreement"). The current Consulting Agreement modified certain of the terms of the 1982 agreement, including the elimination of a provision limiting Mr. Schein's compensation to $100,000 per annum if the Company's pre-tax income were less than $3.5 million for two consecutive years. The 1982 agreement provided, and the current Consulting Agreement provides for Mr. Schein's consulting services to the Company with respect to the marketing of dental supplies and equipment, from time to time. The Consulting Agreement currently provides for initial compensation of $258,000 per year, increasing $25,000 every fifth year beginning in 1997. The Consulting Agreement also provides that Mr. Schein will participate in all benefit, compensation, welfare and perquisite plans, policies and programs generally available to either the Company's employees or the Company's senior executive officers, excluding the Company's Stock Option Plan, that Mr. Schein's spouse, and his children until they attain the age of 21, will be covered by the Company's health plan, and that the Company will provide Mr. Schein with the use of an automobile and expenses related thereto. The Consulting Agreement was originally entered into as part of a recapitalization of the Company's predecessor in 1982 among Mr. Schein and its other shareholders, and to secure for the Company the consulting services of Mr. Schein, who had served the Company in various executive capacities for more than the prior twenty years. From time to time Mr. Schein and his affiliates have purchased products from the Company, in an aggregate amount of approximately $100,000 during 1993, 1994 and 1995.

ACQUISITION OF THE SCHEIN DENTAL EQUIPMENT CORP.

    On September 1, 1995, the Company acquired Schein Dental Equipment, a distributor and manufacturer of large dental equipment, which was owned 73.7% by Marvin H. Schein. The purchase price for the acquisition as approved by the Board of Directors of the Company (other than Marvin H. Schein), was paid primarily by the issuance of 1,260,416 shares of Common Stock, including 928,727 shares of Common Stock issued to Marvin H. Schein, and the balance in cash. In addition, Schein Dental Equipment repaid approximately $1.7 million in loans to Marvin H. Schein with funds provided by the Company. Marvin H. Schein acquired 24.6% of Schein Dental Equipment in January 1995 for $1.5 million. During 1993, 1994 and 1995, the Company sold products to Schein Dental Equipment, in the amount of approximately $34,000, $33,000 and $30,000, respectively, and the Company purchased products from Schein Dental Equipment, in the amounts of approximately $1.2 million, $1.7 million and $1.8 million, respectively.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND STOCKHOLDERS

    During fiscal 1995, in accordance with the Global Agreement, the Company paid legal and advisory fees for certain of its stockholders in connection with the initial public offering aggregating approximately $310,000.

    During 1994 and 1993, the Company paid Pamela Joseph approximately $82,000 and $14,000, respectively, for design and artistic services rendered to the Company.

    Prior to September 30, 1994, the Company paid for certain benefits for Marvin H. Schein, Pamela Joseph and Pamela Schein, such as health insurance and lease payments for automobiles, including automobile allowances. For 1994, 1993 and 1992, such amounts were approximately $19,000, $19,000 and $18,000, respectively, for Marvin H. Schein; approximately $6,000, $11,000 and $10,000, respectively, for Pamela Joseph; and approximately $2,000, $3,000 and $3,000, respectively, for Pamela Schein. The Company continues to pay for certain benefits for Marvin H. Schein, his spouse and his children pursuant to the Consulting Agreement.

TRANSACTIONS WITH THIRD PARTIES

    In the ordinary course of its business the Company buys products from and sells products to Schein Pharmaceutical in arms' length transactions. Certain of the Company's stockholders and directors, including Stanley M. Bergman, Marvin
H. Schein, Pamela Schein and Pamela Joseph, and persons related thereto, own approximately 70% of the outstanding shares of Schein Pharmaceutical. In 1995, 1994 and 1993, the Company's purchases from Schein Pharmaceutical amounted to $4.5 million, $5.9 million and $6.2 million, respectively.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table presents certain information regarding beneficial ownership of the Company's Common Stock as of May 1, 1996, by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table, (iv) all directors and executive officers as a group, and (v) each selling Stockholder. Unless otherwise indicated, each person in the table has sole voting and investment power as to the shares shown.

                                                 SHARES                                   SHARES
                                           BENEFICIALLY OWNED       SHARES OF       BENEFICIALLY OWNED
                                          PRIOR TO OFFERING (2)    COMMON STOCK     AFTER THE OFFERING
                                          ---------------------       TO BE        --------------------
         NAME AND ADDRESS (1)               NUMBER      PERCENT      OFFERED        NUMBER      PERCENT
- ---------------------------------------   ----------    -------    ------------    ---------    -------
Stanley M. Bergman (3).................   11,263,972      60.9%      2,792,000     8,471,972      39.7%
Marvin H. Schein, Individually and as
Trustee (4)............................    5,817,006      31.5%      1,900,000     3,917,006      18.3%
Leslie J. Levine, as Trustee (5).......    3,680,647      19.9%        712,300     2,968,347      13.9%
Pamela Schein (6)......................    2,357,504      12.8%        715,000     1,642,504       7.8%
Irving Shafran and Judith Shafran, as
Trustees (7)...........................    2,357,504      12.8%        715,000     1,642,504       7.8%
Marion Bergman and Leslie Bergman, as
Trustees (8)...........................    1,274,707       6.9%        --          1,274,707       6.0%
Barry J. Alperin.......................        1,000      *            --              1,000      *
Gerald A. Benjamin (9).................       81,190      *            --             81,190      *
James P. Breslawski (10)...............      195,822       1.1%        --            195,822      *
Leonard A. David (11)..................       30,913      *            --             30,913      *
Pamela Joseph, as Trustee (12).........      531,020       2.9%        140,000       391,020       1.8%
Donald J. Kabat........................          200      *            --                200      *
Mark E. Mlotek (13)....................       41,450      *            --             41,450      *
Steven Paladino (14)...................       83,690      *            --             83,690      *
Ellen Sperber, as Trustee (15).........      147,312      *             37,000       110,312      *
Randy Jones (16).......................       37,360      *            --             37,360      *
Community Funds Inc. (17)..............       27,500      *             27,500        --          --
Directors and Executive Officers as a
Group (17 persons) (18)................   11,279,468      61.0       2,792,000     8,487,468      39.7%

- ------------

 * Represents less than 1%.

 (1) Unless otherwise indicated, the address for each person is c/o Henry Schein, Inc., 135 Duryea Road, Melville, New York 11747.

 (2) The 18,483,115 shares of Common Stock deemed outstanding prior to this offering includes 18,306,994 shares of Common Stock outstanding on May 1, 1995 and 176,121 shares of Common Stock issuable pursuant to options held by management which may be exercised within 60 days after the date of the offering. The number of shares of Common Stock deemed outstanding after this offering include an additional 2,880,500 shares of Common Stock being offered for sale by the Company in this offering.

 (3) Prior to this offering, includes (a) 164,758 shares which Mr. Bergman owns directly and which he has the power to vote and the power to dispose of in accordance with the Global Agreement, (b) 3,828,160 shares which Mr. Bergman shares the power to vote pursuant to voting trust agreements, (c) options to purchase 176,121 shares of Common Stock exercisable within 60 days by certain executives which will be subject to the Voting Trust upon exercise and which Mr. Bergman will share the power to vote and (d) an additional 7,094,933 shares held by certain stockholders of the Company which must be voted for the eight nominees for director selected by Mr. Bergman in

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page) accordance with the Global Agreement. The shares described in (a) through
     (c) must also be voted for the nominees for director selected in accordance with the Global Agreement. After the offering, reflects the sale of 2,792,000 shares to be sold by the selling stockholders pursuant to this offering. See "Reorganization--Reorganization Agreements."

 (4) Includes (a) 2,136,359 shares which Mr. Schein owns directly and (b) 3,680,647 shares owned in trusts for the benefit of Mr. Schein and his family members and/or trusts for charities of which Mr. Schein and Leslie
     J. Levine are co-trustees, all of which shares Mr. Schein has the power to vote and the power to dispose of in accordance with the Global Agreement. Mr. Schein has the right to nominate one director to the Board of Directors in accordance with the Global Agreement. Certain stockholders of the Company (including Mr. Schein) are required to vote for the nominees for director selected in accordance with the Global Agreement. Shares of Common Stock to be offered include 1,187,700 shares owned directly by Mr. Schein, 670,800 shares owned in trust for the benefit of Mr. Schein and his family members and 41,500 shares owned in a trust for the benefit of charities. See "Reorganization--Reorganization Agreements."

 (5) Mr. Levine holds such shares as co-trustee of trusts for the benefit of Marvin H. Schein and his family members and/or trusts for charities. All of such shares must be voted for the nominees for directors selected in accordance with the Global Agreement. Mr. Levine has the power to dispose of such shares in accordance with the Global Agreement. Shares of Common Stock to be offered include 670,800 shares owned in trust for the benefit of Marvin H. Schein and his family members and 41,500 shares owned in a trust for the benefit of charities. See "Reorganization--Reorganization Agreements."

 (6) The shares are owned by a revocable trust established by Ms. Schein of which Irving and Judith Shafran are trustees. Ms. Schein has the power to dispose of such shares if she revokes the trust, subject to the Global Agreement. All of such shares are subject to the Voting Trust. Ms. Schein has the right to nominate one director to the Board of Directors in accordance with the Global Agreement. Certain stockholders of the Company (including the trustees of the revocable trust) are required to vote for the nominees for director selected in accordance with the Global Agreement. See "Reorganization--Reorganization Agreements."

 (7) Mr. Shafran and Ms. Shafran hold such shares as trustees of a revocable trust established by Pamela Schein. Mr. Shafran and Ms. Shafran share the power to dispose of such shares in accordance with the Global Agreement. All of such shares are subject to the Voting Trust and must be voted for the nominees for director selected in accordance with the Global Agreement. See "Reorganization--Reorganization Agreements."

 (8) Leslie Bergman and Marion Bergman hold such shares as co-trustees of trusts established by Stanley M. Bergman for the benefit of Stanley M. Bergman and his family members. Leslie Bergman and Marion Bergman share the power to vote such shares and the power to dispose of such shares in accordance with the Global Agreement; provided that the shares must be voted for the nominees for director selected in accordance with the Global Agreement. See "Reorganization--Reorganization Agreements."

 (9) Includes (a) 1,000 shares owned directly, (b) 50,490 shares subject to the Voting Trust and (c) options to purchase 29,700 shares of Common Stock exercisable within 60 days which will be subject to the Voting Trust upon exercise. See "Reorganization--Reorganization Agreements."

(10) Mr. Breslawski has the power to dispose of such shares in accordance with the Global Agreement. The shares are subject to the Voting Trust and must be voted for the nominees for the director selected in accordance with the Global Agreement. See "Reorganization--Reorganization Agreements."

(11) Includes (a) 2,500 shares owned directly, (b) 14,850 shares subject to the Voting Trust and (c) options to purchase 13,563 shares of Common Stock exercisable within 60 days which will be subject to the Voting Trust upon exercise. See "Reorganization--Reorganization Agreements."

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
(12) Ms. Joseph holds such shares as co-trustee of a trust established by Ms. Joseph. Ms. Joseph shares the power to dispose of such shares in accordance with the Global Agreement. All of such shares are subject to the Voting Trust. Ms. Joseph has the right to nominate one director to the Board of Directors. Certain stockholders of the Company (including Ms. Joseph) are required to vote for the nominees for director selected in accordance with the Global Agreement. See "Reorganization--Reorganization Agreements."

(13) Includes (a) 2,000 shares owned directly, (b) 14,850 shares subject to the Voting Trust, (c) options to purchase 19,800 shares of Common Stock exercisable within 60 days which will be subject to the Voting Trust upon exercise and (d) 4,800 shares which Mr. Mlotek has the power to vote as trustee of trusts for certain third parties. See
     "Reorganization--Reorganization Agreements."

(14) Includes (a) 3,500 shares owned directly, (b) 50,490 shares subject to the Voting Trust and (c) options to purchase 29,700 shares of Common Stock exercisable within 60 days which will be subject to the Voting Trust upon exercise. All 83,690 shares must be voted for the nominees for director selected in accordance with the Global Agreement. Mr. Paladino has the power to dispose of such shares in accordance with the Global Agreement. See "Reorganization--Reorganization Agreements."

(15) Ms. Sperber holds such shares as trustee of a trust for the benefit of Mr. Sperber and his family group members. All of such shares must be voted for the nominees for director selected in accordance with the Global Agreement. Ms. Sperber has the power to dispose of such shares in accordance with the Global Agreement. See "Reorganization--Reorganization Agreements."

(16) Includes (a) 400 shares owned directly, (b) 33,660 shares subject to the Voting Trust and (c) options to purchase 3,300 shares of Common Stock exercisable within 60 days which will be subject to the Voting Trust upon exercise. See "Reorganization--Reorganization Agreements."

(17) These shares were transferred by Stanley M. Bergman to Community Funds Inc., a public charity, in June 1996.

(18) Includes (a) all shares described in the preceding notes (2) through (15), 16(b) and 16(c), and (b) 4,000 shares held by other executive officers which are not subject to the Voting Trust and 1,200 shares held by other directors. See "Reorganization--Reorganization Agreements."

                          DESCRIPTION OF CAPITAL STOCK

    The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Certificate of Incorporation (the "Restated Charter") and Amended and Restated Bylaws (the "Restated By-laws") of the Company which are included as exhibits to the registration statement, and by the provisions of applicable law.

    The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock having a par value of $.01 per share and 1,000,000 shares of Preferred Stock having a par value of $.01 per share.

COMMON STOCK

    As of March 30, 1996, there were 18,306,994 shares of Common Stock outstanding, held by stockholders of record (including various trusts) and 51,679 shares of Common Stock held by the Company in treasury. An aggregate of 728,635 shares of Common Stock are reserved for issuance under the Company's 1994 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan.

    All outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Thus, the owners of a majority of the Common Stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of holders of any future series of undesignated Preferred Stock which may be designated, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends as and when declared by the Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

PREFERRED STOCK

    The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series with such designations and such powers, preferences and rights, and such qualifications, limitations or restrictions (which may differ with respect to each series) as the Board may fix by resolution. Unless otherwise provided by board resolution, the consent of the holders of any class or series of Preferred Stock shall not be required for the issuance by the Board of Directors of any other series of Preferred Stock. No dividend may be declared on any series of Preferred Stock unless a dividend is declared on all shares of Preferred Stock of each other series entitled to cumulative dividends, then outstanding, which rank senior to or equally as to dividends with the series in question.

    The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no present plans to issue any shares of Preferred Stock.

    At present, no shares of Preferred Stock are issued or have been authorized by the Board of Directors for issuance. Under the Restated Charter, no action by the Company's stockholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the shares of additional authorized Preferred Stock. The Board of Directors is empowered to establish, and to designate the name of, each class or series of the shares of Preferred Stock and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without stockholder approval, may issue shares of Preferred Stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

    The undesignated Preferred Stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the Board of Directors could issue such shares as a dividend to holders of Common Stock or place such shares privately with purchasers who may side with the Board of Directors in opposing a takeover bid. The anti-takeover effects of the undesignated Preferred Stock may deny stockholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

CERTAIN PROVISIONS OF DELAWARE LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF THE RESTATED CHARTER AND RESTATED BY-LAWS

    Certain provisions of the Restated Charter and Restated By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging a third party from acquiring control of the Company, they may inhibit fluctuations in the market price of shares of Common Stock that could otherwise result from actual or rumored takeover attempts and, therefore could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and of preventing changes in the management of the Company.

    The Company's Restated Charter provides that if stockholder approval is required for the adoption of any agreement for the merger or consolidation of the Company with another corporation or for the sale, lease, transfer or exchange of all or substantially all of the assets of the Company, then the affirmative vote of holders of 60% of the outstanding stock entitled to vote shall be required to approve such action.

    The Restated Charter and Restated By-Laws provide that the number of directors will be fixed from time to time at no less than five and no more than eleven through December 31, 1998. Thereafter, the number of directors shall be nine. Any director may be removed with or without cause at any time by the affirmative vote of at least 66 2/3% of the shares entitled to vote at a special meeting of the stockholders called for that purpose and the vacancies thus created may be filled at that same meeting by the affirmative vote of at least 66 2/3% of the shares entitled to vote at such meeting. Ordinary vacancies in the Board of Directors shall also be filled by the affirmative vote of stockholders holding at least 66 2/3% of the outstanding share entitled to vote.

    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Company's Restated Charter requires the affirmative vote of at least 80% of the outstanding stock to amend or repeal certain of its provisions. A two-thirds vote is required to amend or repeal the Company's Restated By-Laws. The Restated By-Laws may also be amended or repealed by a two-thirds vote of the Board of Directors. Such stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

AGREEMENTS RELATING TO CONTROL OF THE COMPANY

    The Voting Trust gives Stanley M. Bergman (or his successor trustee) the right to vote all of the shares of Common Stock owned by certain stockholders of the Company. In addition, the Global Agreement provides that the Board of Directors of the Company may consist of up to 11 members, and that until the earlier of January 1, 1999 or the termination of the Voting Trust, Mr. Bergman (or his successor trustee) has the right to nominate all but three of the nominees to the Board of Directors. Marvin H. Schein, Pamela Joseph and Pamela Schein have the right to serve as or nominate the remaining three directors. In general, from the earlier of January 1, 1999 or the termination of the Voting Trust until the earlier of January 1, 2004 or the first date on which Marvin H. Schein and his family group no longer beneficially own at least 25% of the outstanding Common Stock that they owned immediately after the Reorganization, or the date of certain changes in the Company's management, Mr. Bergman (or his successor trustee) has the right to nominate all of the nominees to the Board of Directors, provided, that if Marvin H. Schein does not approve such nominations, Mr. Bergman (or his successor trustee) and Mr. Schein will each nominate four nominees (of which one will be an independent nominee) and the ninth nominee will be selected by the two independent nominees. The Global Agreement also requires the parties to the Voting Trust and Marvin H. Schein to vote in favor of the individuals so nominated until the earlier of January 1, 1999 or the termination of the Voting Trust, and to vote their shares in favor of the nominees of Stanley M. Bergman until January 1, 2004. As a result of the foregoing, until December 31, 1998, Mr. Bergman, as a practical matter, will be able to significantly influence all matters requiring stockholder approval, including the election of directors, and until January 1, 2004, Mr. Bergman will have the ability to significantly influence the election of all or a substantial number of the directors of the Company.

    The Global Agreement also affords Marvin H. Schein or his designee the right to serve on each committee of the Board of Directors to which the Board of Directors has delegated decision-making authority and the right to call a special meeting of the Board of Directors. The Global Agreement also limits the Company's ability to adopt a shareholder rights plan or "fair price amendment," if such plan or amendment would affect Marvin H. Schein or Pamela Schein (including their respective family members), as long as Marvin H. Schein or Pamela Schein own certain specified percentages of the outstanding Common Stock. See "Reorganization."

RESTRICTIONS ON TRANSFERS

    The Global Agreement places certain restrictions on the ability of the parties thereto to transfer any of the shares of Common Stock owned by them and further provides that the Company may not, prior to the earlier of December 31, 2003 or the first date on which neither Marvin H. Schein nor Pamela Schein (including their respective family members) own at least 5% of the outstanding shares of Common Stock, (i) issue in one or more private transactions securities having more than 20% of the total votes that can be cast in any election of directors of the Company without first offering Marvin H. Schein and Pamela Schein (including their respective family members) the right to purchase such securities; (ii) issue securities in connection with a business combination having more than 20%, or resulting in a person owning more than 20%, of the total votes that can be cast in any election of directors without the consent of Marvin H. Schein; or (iii) issue preferred stock having the right to cast more than 20% of the total votes that can be cast in any election of directors of the Company. In addition, certain members of management have agreed not to transfer their shares until November 3, 1998, subject to acceleration in Mr. Bergman's discretion. Restrictions on the ability of stockholders to transfer their stock may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company, and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Reorganization."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is the Trust Company of New Jersey, Jersey City, New Jersey.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), for which William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated, Montgomery Securities and Smith Barney Inc. are acting as representatives (the "Representatives") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                   NUMBER OF
    UNDERWRITERS                                                    SHARES
- ----------------------------------------------------------------   ---------
William Blair & Company, L.L.C..................................
Alex. Brown & Sons Incorporated.................................
Montgomery Securities...........................................
Smith Barney Inc................................................

                                                                   ---------
      Total.....................................................   5,700,000
                                                                   ---------
                                                                   ---------

    The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of the Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased.

    The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to select dealers at such price less a concession of not more than $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $   per share to certain other dealers. The
Underwriters may also offer shares to employees of the Company at the public offering price set forth on the cover page of this Prospectus. After the public offering contemplated hereby, the public offering and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 855,000 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of shares of Common Stock offered hereby.

    The Company and its directors, executive officers and certain stockholders have agreed not to offer, sell or otherwise dispose of any Common Stock or any securities convertible into Common Stock or register for sale under the Securities Act any Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of the Representatives.

    The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Common Stock during a "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter or other members of the selling group, if any, to continue to make a market in the Common Stock subject to the condition, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Common Stock during the cooling-off period.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock being offered hereby will be passed upon for the Company and the Selling Stockholders by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements and schedule of Henry Schein, Inc. and Subsidiaries, the financial statements of Veratex (a division of The Veratex Corporation) and the consolidated financial statements of HS Pharmaceutical, Inc. and Subsidiaries included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere in this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. In addition, the Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, as well as the Company's periodic reports, proxy statements and other information, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621; and Seven World Trade Center, New York, New York 10048; and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. The Company's Common Stock is traded on the Nasdaq National Market and such reports, proxy statements and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006

                         INDEX TO FINANCIAL STATEMENTS

HENRY SCHEIN, INC. AND SUBSIDIARIES
  Report of Independent Certified Public Accountants.................................    F-2
  Consolidated Financial Statements:
    Balance Sheets as of December 31, 1994, December 30, 1995 and March 30, 1996
     (unaudited).....................................................................    F-3
    Statements of Operations for the years ended December 25, 1993, December 31, 1994 and December 30, 1995 and for the three months ended March 30, 1996 (unaudited)
     and July 1, 1995 (unaudited)....................................................    F-4
    Statements of Stockholders' Equity for the years ended December 25, 1993,
     December 31, 1994 and December 30, 1995 and the three months ended March 30,
     1996 (unaudited)................................................................    F-5
    Statements of Cash Flows for the years ended December 25, 1993, December 31, 1994 and December 30, 1995 and the three months ended March 30, 1996 (unaudited) and
     July 1, 1995 (unaudited)........................................................    F-6
    Notes to Consolidated Financial Statements.......................................    F-7
VERATEX
  Report of Independent Certified Public Accountants.................................   F-28
  Financial Statements:
    Statements of Assets Purchased as of December 31, 1994 and June 30, 1995
     (unaudited).....................................................................   F-29
    Statements of Revenues and Direct Operating Expenses for the year ended December
     31, 1994 and the six months ended June 30, 1994 (unaudited) and June 30, 1995
     (unaudited).....................................................................   F-30
    Notes to Financial Statements....................................................   F-31
HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
  Report of Independent Certified Public Accountants.................................   F-32
  Consolidated Financial Statements:
    Balance Sheets as of December 31, 1994 and December 30, 1995.....................   F-33
    Statements of Income and Retained Earnings for the years ended December 25, 1993,
     December 31, 1994 and December 30, 1995.........................................   F-34
    Statements of Cash Flows for the years ended December 25, 1993, December 31, 1994
     and December 30, 1995...........................................................   F-35
    Notes to Consolidated Financial Statements.......................................   F-36

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Henry Schein, Inc.
Melville, New York

    We have audited the accompanying consolidated balance sheets of Henry Schein, Inc. and Subsidiaries as of December 31, 1994 and December 30, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Henry Schein, Inc. and Subsidiaries at December 31, 1994 and December 30, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.



                                          BDO SEIDMAN, LLP
                                          BDO SEIDMAN, LLP


New York, New York
February 23, 1996

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              DECEMBER 31,   DECEMBER 30,    MARCH 30,
                                                                  1994           1995          1996
                                                              ------------   ------------   -----------
                                                                                            (UNAUDITED)
   ASSETS
Current assets:
    Cash and cash equivalents...............................    $  4,450       $  7,603      $    7,500
    Accounts receivable, less reserves of $4,319, $6,335 and
      $5,891, respectively..................................      57,464         91,248         104,859
    Inventories.............................................      76,933         96,515          87,897
    Deferred income taxes...................................       5,232          6,896           6,715
    Other...................................................      14,077         19,492          18,579
                                                              ------------   ------------   -----------
      Total current assets..................................     158,156        221,754         225,550
Property and equipment, net.................................      19,908         29,713          30,816
Goodwill and other intangibles, net.........................       5,044         24,389          26,186
Investments and other.......................................       6,912         21,011          21,181
                                                              ------------   ------------   -----------
                                                                $190,020       $296,867      $  303,733
                                                              ------------   ------------   -----------
                                                              ------------   ------------   -----------
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable........................................    $ 45,158       $ 65,105      $   56,184
    Bank credit lines.......................................       6,646          9,325           8,085
    Accruals:
      Salaries and related expenses.........................       5,002          9,074           9,999
      Premium coupon redemptions............................       3,992          4,474           4,354
      Other.................................................      17,995         26,534          19,012
    Current maturities of long-term debt....................       2,971          3,343           3,861
                                                              ------------   ------------   -----------
      Total current liabilities.............................      81,764        117,855         101,495
Long-term debt..............................................      51,521         30,381          51,701
Other liabilities...........................................         600          1,233           1,236
                                                              ------------   ------------   -----------
      Total liabilities.....................................     133,885        149,469         154,432
                                                              ------------   ------------   -----------
Redeemable stock, 2,084,398 shares..........................      14,745         --             --
                                                              ------------   ------------   -----------
Minority interest...........................................       1,823          4,547           4,361
                                                              ------------   ------------   -----------
Commitments and contingencies
Stockholders' equity:
    Common stock, $.01 par value, authorized 60,000,000;
      issued: 9,923,859, 18,358,673 and 18,358,673,
       respectively.........................................          99            183             183
    Additional paid-in capital..............................       9,964        123,866         123,866
    Retained earnings.......................................      29,962         19,746          22,210
    Treasury stock, at cost, 51,679 shares in 1995 and
      1996..................................................      --               (769)           (769)
    Foreign currency translation adjustment.................        (458)          (175)           (550)
                                                              ------------   ------------   -----------
      Total stockholders' equity............................      39,567        142,851         144,940
                                                              ------------   ------------   -----------
                                                                $190,020       $296,867      $  303,733
                                                              ------------   ------------   -----------
                                                              ------------   ------------   -----------

          See accompanying notes to consolidated financial statements.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED                    THREE MONTHS ENDED
                                              ------------------------------------------   --------------------
                                              DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   APRIL 1,   MARCH 30,
                                                  1993           1994           1995         1995       1996
                                              ------------   ------------   ------------   --------   ---------
                                                                                               (UNAUDITED)
Net sales...................................    $415,710       $486,610       $616,209     $136,040   $ 185,359
Cost of sales...............................     294,693        343,922        425,625       95,725     130,410
                                              ------------   ------------   ------------   --------   ---------
   Gross profit.............................     121,017        142,688        190,584       40,315      54,949
Operating expenses:
   Selling, general and administrative......     109,574        128,560        170,823       37,329      50,245
   Special management compensation..........         617         21,596         20,797        --         --
   Special contingent consideration.........       3,216         --             --            --         --
   Special professional fees................       2,224          2,007         --            --         --
                                              ------------   ------------   ------------   --------   ---------
     Operating income (loss)................       5,386         (9,475)        (1,036)       2,986       4,704
Other income (expense):
   Interest income..........................         856            251            475           69         395
   Interest expense.........................      (3,216)        (3,756)        (5,833)      (1,288)       (961)
   Other-net................................        (634)           541            276           97         (97)
                                              ------------   ------------   ------------   --------   ---------
     Income (loss) before taxes on income
       (recovery), minority interest and
       equity in earnings of affiliates.....       2,392        (12,439)        (6,118)       1,864       4,041
Taxes on income (recovery)..................       1,351         (1,630)         5,126          781       1,783
Minority interest in net income (loss) of
subsidiaries................................         318            561            509          172         (70)
Equity in earnings of affiliates............       1,296            494          1,537           25         136
                                              ------------   ------------   ------------   --------   ---------
   Income (loss) before cumulative effect of
accounting change...........................       2,019        (10,876)       (10,216)         936       2,464
Cumulative effect of accounting change......       1,891         --             --            --         --
                                              ------------   ------------   ------------   --------   ---------
Net income (loss)...........................    $  3,910       $(10,876)      $(10,216)    $    936   $   2,464
                                              ------------   ------------   ------------   --------   ---------
                                              ------------   ------------   ------------   --------   ---------
Net income per common share.................                                               $    .08   $     .13
                                                                                           --------   ---------
                                                                                           --------   ---------
Weighted average common and common
 equivalent shares outstanding..............                                                 12,184      18,670
                                                                                           --------   ---------
                                                                                           --------   ---------
Pro forma:
   Historical net loss......................                   $(10,876)      $(10,216)
   Pro forma adjustments:
     Special management compensation and
professional fees...........................                     23,603         20,797
     Tax effect of above....................                     (5,749)        (1,174)
                                                             ------------   ------------
   Pro forma net income.....................                   $  6,978       $  9,407
                                                             ------------   ------------
                                                             ------------   ------------
   Pro forma net income per common share....                   $    .58       $    .70
                                                             ------------   ------------
                                                             ------------   ------------
   Pro forma weighted average common and
common equivalent shares outstanding........                     12,127         13,447
                                                             ------------   ------------
                                                             ------------   ------------

          See accompanying notes to consolidated financial statements.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                               COMMON STOCK                                       FOREIGN
                              $.01 PAR VALUE    ADDITIONAL                       CURRENCY                      TOTAL
                            ------------------   PAID-IN    RETAINED  TREASURY  TRANSLATION    DEFERRED    STOCKHOLDERS'
                              SHARES    AMOUNT   CAPITAL    EARNINGS   STOCK    ADJUSTMENT   COMPENSATION     EQUITY
                            ----------  ------  ----------  --------  --------  -----------  ------------  -------------
BALANCE, DECEMBER 26,
 1992...................... 11,390,544   $114    $  11,225  $ 38,050   $--         $(458)      $ (8,814)     $  40,117
Net income.................     --       --         --         3,910    --         --            --              3,910
Deemed dividend............     --       --         --          (570)   --         --            --               (570)
Amortization of deferred
 compensation..............     --       --         --         --       --         --               617            617
Foreign currency
 translation adjustment....     --       --         --         --       --          (177)        --               (177)
                            ----------  ------  ----------  --------  --------     -----     ------------  -------------
BALANCE, DECEMBER 25,
1993....................... 11,390,544    114       11,225    41,390    --          (635)        (8,197)        43,897
Net loss...................     --       --         --       (10,876)   --         --            --            (10,876)
Deemed dividend............     --       --         --          (552)   --         --            --               (552)
Adjustment resulting from
 revaluation of stock
 issued for special
 compensation (including
 $4,897 attributable to
 stock of former parent)...     --       --          9,104     --       --         --            (9,104)       --
Stock issued and issuable,
 in part, to settle accrued
 liability under long-term
 executive incentive
 compensation plan.........    489,456      5        3,460     --       --         --            --              3,465
Recognition of deferred
 compensation..............     --       --         --         --       --         --            17,301         17,301
Stock issued to ESOP
 trust.....................    128,257      1          899     --       --         --            --                900
Reclassification of
 redeemable stock issued as
 special compensation and
 to ESOP trust............. (2,084,398)   (21)     (14,724)    --       --         --            --            (14,745)
Foreign currency
 translation adjustment....     --       --         --         --       --           177         --                177
                            ----------  ------  ----------  --------  --------     -----     ------------  -------------
BALANCE, DECEMBER 31,
 1994......................  9,923,859     99        9,964    29,962    --          (458)        --             39,567
Net loss...................     --       --         --       (10,216)   --         --            --            (10,216)
Shares issued for
 acquisition...............  1,260,416     13        6,500     --       --         --            --              6,513
Stock issued in initial
 public offering...........  5,090,000     51       72,417     --       --         --            --             72,468
Reclassification of
 redeemable stock issued as
 special compensation and
 to ESOP trust upon closing
 of initial public
 offering..................  2,084,398     20       32,180     --       --         --            --             32,200
Issuance of compensatory
 stock options.............     --       --          2,805     --       --         --            --              2,805
Purchase of treasury stock
 (51,679 shares)...........     --       --         --         --        (769)     --            --               (769)
Foreign currency
 translation adjustment....     --       --         --         --       --           283         --                283
                            ----------  ------  ----------  --------  --------     -----     ------------  -------------
BALANCE, DECEMBER 30,
 1995...................... 18,358,673    183      123,866    19,746     (769)      (175)        --            142,851
Net income (unaudited).....     --       --         --         2,464    --         --            --              2,464
Foreign currency
 translation adjustment
 (unaudited)...............     --       --         --         --       --          (375)        --               (375)
                            ----------  ------  ----------  --------  --------     -----     ------------  -------------
BALANCE, MARCH 30, 1996
 (UNAUDITED)............... 18,358,673   $183    $ 123,866  $ 22,210   $ (769)     $(550)        --          $ 144,940
                            ----------  ------  ----------  --------  --------     -----     ------------  -------------
                            ----------  ------  ----------  --------  --------     -----     ------------  -------------

          See accompanying notes to consolidated financial statements.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR ENDED                 THREE MONTHS ENDED
                                                ----------------------------------------  -------------------
                                                DECEMBER 25,  DECEMBER 31,  DECEMBER 30,  APRIL 1,  MARCH 30,
                                                    1993          1994          1995        1995      1996
                                                ------------  ------------  ------------  --------  ---------
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..............................   $  3,910      $(10,876)     $(10,216)   $    936  $   2,464
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
  Depreciation and amortization................      3,981         3,811         6,037         914      1,716
  Provision for losses and allowances on
    accounts receivable........................        316         1,061         2,016         154       (360)
  Stock issued to ESOP trust...................     --               900        --           --        --
  Provision (benefit) for deferred income
   taxes.......................................     (1,551)       (3,553)       (1,091)       (787)       168
  Special management compensation..............        617        18,866        20,289       --        --
  Special contingent consideration.............      3,216        --            --           --        --
  Cumulative effect of accounting change.......     (1,891)       --            --           --        --
  Undistributed earnings of affiliates.........     (1,296)         (494)       (1,537)        (25)      (136)
  Minority interest in net income (loss) of
   subsidiaries................................        318           561           509         172        (70)
  Other........................................        198          (965)         (558)         62         24
  Changes in assets and liabilities:
    Increase in accounts receivable............     (6,852)      (12,809)      (35,055)     (6,692)   (11,898)
    (Increase) decrease in inventories.........     (8,424)       (5,412)       (7,342)      5,378     10,037
    (Increase) decrease in other current
      assets...................................      4,630        (3,571)       (4,411)      2,168      1,454
    Increase (decrease) in accounts payable and
     accruals..................................       (491)       18,759        20,562      (4,901)   (19,435)
                                                ------------  ------------  ------------  --------  ---------
Net cash provided by (used in) operating
 activities....................................     (3,319)        6,278       (10,797)     (2,621)   (16,036)
                                                ------------  ------------  ------------  --------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.........................     (2,903)       (5,919)       (9,219)     (1,652)    (1,956)
  Business acquisitions, net of cash
    acquired...................................     (1,114)       --           (16,377)       (280)    (1,925)
  Other........................................       (905)       (1,972)       (3,893)       (488)       149
                                                ------------  ------------  ------------  --------  ---------
  Net cash used in investing activities........     (4,922)       (7,891)      (29,489)     (2,420)    (3,732)
                                                ------------  ------------  ------------  --------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.....      1,489         5,391         3,698         269        662
  Principal payments on long-term debt.........     (1,590)       (1,150)      (15,289)       (459)      (924)
  Proceeds from issuance of stock..............     --            --            72,468       --        --
  Proceeds from borrowings from banks..........     13,600         3,764         2,446       6,254     23,960
  Purchase of treasury stock...................     --            --              (769)      --        --
  Payments on borrowings from banks............     (6,746)       (4,200)      (20,826)       (293)    (3,559)
  Deemed dividend..............................       (295)         (552)       --           --        --
  Other........................................       (227)          445         1,711         906       (474)
                                                ------------  ------------  ------------  --------  ---------
Net cash provided by financing activities......      6,231         3,698        43,439       6,677     19,665
                                                ------------  ------------  ------------  --------  ---------
Net increase (decrease) in cash and cash
 equivalents...................................     (2,010)        2,085         3,153       1,636       (103)
Cash and cash equivalents, beginning of
 period........................................      4,375         2,365         4,450       4,450      7,603
                                                ------------  ------------  ------------  --------  ---------
Cash and cash equivalents, end of period.......   $  2,365      $  4,450      $  7,603    $  6,086  $   7,500
                                                ------------  ------------  ------------  --------  ---------
                                                ------------  ------------  ------------  --------  ---------

          See accompanying notes to consolidated financial statements.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

    The consolidated financial statements include the accounts of Henry Schein, Inc. and all of its wholly-owned and majority-owned subsidiaries (the "Company"). Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

    The Company reports its operations on a 52-53 week basis ending on the last Saturday of December. Accordingly, fiscal years ended December 25, 1993 and December 30, 1995 consisted of 52 weeks and the fiscal year ended December 31, 1994 consisted of 53 weeks.

Revenue Recognition

    Sales are recorded when products are shipped or services are rendered, except for the portion of revenues from sales of practice management software which is attributable to noncontractual postcontract customer support, which is deferred and recognized ratably over the period in which the support is expected to be provided.

Inventories

    Inventories consist substantially of finished goods and are valued at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

Property and Equipment and Depreciation and Amortization

    Property and equipment are stated at cost. Depreciation is computed primarily under the straight-line method over the following estimated useful lives:

                                                                      YEARS
                                                                      -----
Buildings and improvements.........................................    40
Machinery and warehouse equipment..................................   5-10
Furniture, fixtures and other......................................   3-10
Computer equipment.................................................     5

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the assets or the lease term.

Taxes on Income

    The Company filed a consolidated Federal income tax return with Schein Holdings, Inc. for the period ended September 30, 1994 (see Note 2). For the balance of 1994 the Company filed a consolidated Federal income tax return with its 80% or greater owned subsidiaries and expects to continue to do so thereafter. Income taxes for financial statement presentation were calculated through the period ending September 30, 1994 as if the Company filed a separate tax return.

    Effective for 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 provides that deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Premium Coupon Program

    The Company issues premium coupons to certain customers in conjunction with sales of its products which are redeemable for gifts. Premium coupon redemptions are accrued as issued based upon expected redemption rates.

Statement of Cash Flows

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. The Company has determined that the effect of foreign exchange rate changes on cash flows is not material.

Foreign Currency Translation and Transactions

    The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in earnings, except for certain hedging transactions (see below).

Financial Instruments

    The Company uses forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. Gains and losses on these positions are deferred and included in the basis of the transaction when it is completed. In order to manage interest rate exposure, the Company has entered into interest rate swap agreements to exchange variable rate debt based on LIBOR into fixed rate debt

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) without the exchange of the underlying principal amounts. Net payments or receipts under the agreements are recorded as adjustments to interest expense.

    The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because the underlying instruments are at variable rates which are repriced frequently.

Acquisitions

    The net assets of businesses purchased are recorded at their fair value at the acquisition date and the consolidated financial statements include their operations from that date. Any excess of acquisition costs over the fair value of identifiable net assets acquired is included in goodwill and is amortized on a straight-line basis over periods not exceeding 30 years.

Deferred Catalog Costs

    Effective for 1993, the Company adopted AICPA Statement of Position 93-7 ("SOP 93-7"), "Reporting on Advertising Costs." SOP 93-7 establishes accounting standards for reporting the costs of advertising and direct response advertising. The cumulative effect of this change was not material. In accordance with this statement the net costs of direct mail catalogs used to order merchandise are deferred and amortized ratably over the expected benefit period of the specific catalog, which ranges from six to twelve months, and are not material.

Long-Lived Assets

    Long-lived assets, such as goodwill and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. No impairment losses have been necessary through March 31, 1996.

Unaudited Interim Consolidated Financial Statements

    In the opinion of the Company's management, the consolidated balance sheet as of March 30, 1996, the consolidated statements of operations and cash flows for the three months ended April 1, 1995 and March 30, 1996, and the consolidated statement of stockholders' equity for the three months ended March 30, 1996 contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the information set forth therein. The results of operations for the three months ended March 30, 1996 are not necessarily indicative of the results for any other period.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
Stock-Based Compensation

    The Company does not presently intend to adopt the fair value method of accounting for stock options as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation".

Earnings Per Share
(a) Historical Net Income Per Share

    Historical net income per share for the three months ended April 1, 1995 and March 30, 1996 is computed using the weighted average number of common and common equivalent shares outstanding, after reflecting a 99-for-1 stock split effected immediately prior to the initial public offering.

    The common equivalent shares relating to the stock options issued to executive management in 1995 have been treated as if they were outstanding since the beginning of 1995 and are calculated using the treasury stock method, using the initial public offering price of $16.00 per share for assumed repurchase for the three months ended April 1, 1995 and the average share price for the three months ended March 30, 1996.

(b) Pro Forma Net Income Per Share

    Historical per share information for the years ended December 31, 1994 and December 30, 1995 is not considered relevant as it would differ materially from pro forma per share data, given the significance of the pro forma adjustments. Pro forma net income per share is computed using pro forma net income and the pro forma weighted average number of common and common equivalent shares outstanding, after reflecting a 99-for-1 stock split effected immediately prior to the initial public offering.

    The common equivalent shares relating to the stock options issued to executive management in 1995, the shares issued to senior management in 1994 to extinguish a previously accrued liability, and the shares contributed to the ESOP trust in 1994 have been treated as if they were outstanding since the beginning of 1994. Such ESOP shares and common equivalent shares relating to the stock options are calculated using the treasury stock method, using the initial public offering price of $16.00 per share for assumed repurchase for the period prior to the initial public offering. For the period subsequent to the initial public offering, application of the treasury stock method to the stock options reflects the average share price.

(c) Supplemental Earnings Per Share

    As required by APB Opinion No. 15, supplementary pro forma income per share for the year ended December 30, 1995 was $.67. For this calculation, the weighted average number of common shares includes the shares assumed to provide the proceeds, at the initial public offering price, needed to retire average revolving credit borrowings and debt for the period from the beginning of the year (or the date the debt was incurred) to the respective retirement date, and the pro forma net income was adjusted to exclude the related financing and interest expenses of the debt.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 2--REORGANIZATION

    On December 26, 1992, Henry Schein, Inc., a New York corporation ("Old HSI"), reorganized its corporate structure to split into separate healthcare distribution and pharmaceutical companies (the "Split"). The Split was accomplished by transferring substantially all of Old HSI's assets and liabilities relating to the distribution business to Henry Schein USA, Inc., a newly formed corporation ("New HSI"). Subsequent to the Split, the name of Old HSI was changed to Schein Holdings, Inc. and the name of New HSI was changed to Henry Schein, Inc. ("HSI"). As a result of the Split, Schein Holdings, Inc. ("Holdings") became the parent of the Company and Schein Pharmaceutical, Inc. (the pharmaceutical company, "SPINC").

    The accompanying financial statements give retroactive effect to the Split as described above, and reflect the historical cost bases of the assets and liabilities of the distribution business.

    On February 16, 1994, the shareholders of Holdings and HSI and certain HSI management entered into an agreement (the "HSI Agreement") whereby certain voting and non-voting shares of HSI stock were exchanged for new voting stock of HSI, a 100-for-1 stock split was effectuated, and certain additional agreements were entered into between HSI, the shareholders and management. The effect of the stock exchanges was that Holdings distributed all of its shares in HSI to certain shareholders of Holdings in exchange for its stock.

    The HSI Agreement was subject to approval by the Westchester County Surrogate Court, which approval was obtained on September 20, 1994. The HSI Agreement was also subject to the closing of a transaction between the shareholders of Holdings and Miles, Inc. ("Miles", an unrelated third party) involving the sale by shareholders of Holdings of 28% of their shares to Miles.

    In connection with the reorganization, during 1992 HSI issued 1,466,685 shares of common stock (valued at $6,173) to one of its executive officers and 147,312 shares of common stock (valued at $620) to an executive officer of SPINC. In addition, SPINC issued shares to one of its executive officers and an executive officer of HSI. Each company made cash payments to its respective executive officer to cover the income taxes relating to the stock issuances. The HSI shares issued to its executive officer originally were to vest after 10 years of employment. The other stock issuances were forfeitable if certain events did not occur.

    The stock issuances to HSI's executive officer were accounted for based on the estimated fair value at the date of issuance, as deferred compensation, which was classified as a reduction of stockholders' equity in the financial statements of the applicable company whose executive officer received the shares. Accordingly, the fair value of the shares of HSI issued to the executive officer of SPINC was recorded as a distribution to Holdings. Conversely, the fair value of the shares issued to HSI's executive officer by SPINC in the amount of $2,641 was treated as a contribution to HSI's capital. The cash payment to HSI's executive officer in the amount of $5,283 was charged to operations in 1992 as a special management compensation charge. In 1994, an additional cash payment of $258 was paid to HSI's executive officer to pay certain additional income taxes attributable to the 1992 stock issuance and was recorded as a special management compensation charge.

    As part of the HSI Agreement, the vesting and events of forfeiture were removed and the stock issued in 1992 became fully vested. Accordingly, the estimated fair value of the stock issuances to HSI's executive officer were revalued to reflect the fair values of HSI and SPINC at the time of vesting and

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 2--REORGANIZATION--(CONTINUED)
the related deferred compensation, net of amortization, of $17,301 was charged to earnings as special management compensation in 1994.

    Additionally, pursuant to previous commitments, certain senior management of HSI were issued 489,456 shares including 91,377 shares issued subsequent to December 31, 1994 and 83,259 shares issued prior to the closing of the initial public offering in part to extinguish a previously accrued liability under a pre-existing long-term incentive plan. In connection with the issuance of these shares, a cash payment of approximately $2,472 was paid to cover the income taxes relating to this stock issuance and was charged, along with the estimated fair value of the related stock issued of $3,465, less the related obligations extinguished of approximately $1,900, as special compensation and is included in special compensation in 1994.

    The shares issued to the executive officer and the senior management of HSI were subject to repurchase by HSI at fair market value in the event employment was terminated for any reason or an initial public offering of HSI's stock did not occur by December 31, 1999. The repurchase feature was eliminated upon the closing of the initial public offering. Special management compensation for the year ended December 30, 1995 includes a $17,484 charge to operations to reflect the appreciation in the fair market value of stock grants and issuances based on the initial public offering price of $16.00 and a cash payment of approximately $508 to cover income taxes related to those stock grants and issuances.

    In addition, special management compensation for the year ended December 30, 1995 includes a charge of $2,805 to reflect the excess of the initial public offering price over the exercise price of Class A options issued to certain executive management in May 1995 (see Note 14(a)).

    Special charges incurred in connection with this reorganization consist of special management compensation expense of $617, $21,596, $20,797, and special professional fees of $2,224, $2,007, $0, for the years ended 1993, 1994 and 1995, respectively.

    During the years ended 1993, 1994 and 1995, the Company incurred special professional fees related to the reorganization in the amounts of $570, $552 and $0, respectively, on behalf of its stockholders. These amounts were deemed to be dividends and deducted from retained earnings.

NOTE 3--OTHER CURRENT ASSETS

    Other current assets consist of the following:

                                           DECEMBER 31,    DECEMBER 30,    MARCH 30,
                                               1994            1995          1996
                                           ------------    ------------    ---------
Prepaid expenses........................     $  5,246        $  3,941       $ 4,564
Vendor rebates receivable...............        3,052           5,744         5,948
Amounts due from affiliates.............        1,863           2,084         2,267
Refundable income taxes.................          551           2,645           897
Other...................................        3,365           5,078         4,903
                                           ------------    ------------    ---------
                                             $ 14,077        $ 19,492       $18,579
                                           ------------    ------------    ---------
                                           ------------    ------------    ---------

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 4--PROPERTY AND EQUIPMENT--NET

    Major classes of property and equipment consist of the following:

                                           DECEMBER 31,    DECEMBER 30,    MARCH 30,
                                               1994            1995          1996
                                           ------------    ------------    ---------
Land....................................     $  1,189        $  1,718       $ 1,699
Buildings and leasehold improvements....       18,228          23,288        23,486
Machinery and warehouse equipment.......        5,921          10,509        10,142
Furniture, fixtures and other...........       10,421          12,165        13,379
Computer equipment......................       12,098          15,937        17,230
                                           ------------    ------------    ---------
                                               47,857          63,617        65,936
Less accumulated depreciation and
 amortization...........................       27,949          33,904        35,120
                                           ------------    ------------    ---------
Net property and equipment..............     $ 19,908        $ 29,713       $30,816
                                           ------------    ------------    ---------
                                           ------------    ------------    ---------

NOTE 5--GOODWILL AND OTHER INTANGIBLES--NET

    Goodwill and other intangibles consist of the following:

                                           DECEMBER 31,    DECEMBER 30,    MARCH 30,
                                               1994            1995          1996
                                           ------------    ------------    ---------
Goodwill................................      $4,799         $ 22,267       $24,861
Other...................................       1,333            3,917         3,469
                                           ------------    ------------    ---------
                                               6,132           26,184        28,330
Less accumulated amortization...........       1,088            1,795         2,144
                                           ------------    ------------    ---------
                                              $5,044         $ 24,389       $26,186
                                           ------------    ------------    ---------
                                           ------------    ------------    ---------

    Goodwill represents the excess of the purchase price of acquisitions over the fair value of net assets acquired. During 1995, three acquisitions (the distribution business of The Veratex Corporation, Schein Dental Equipment Corp. and PRN Medical, Inc.) accounted for $15,282 of the $17,468 increase in goodwill. Other intangibles include covenants not to compete, customer lists and deferred acquisition costs. Goodwill and other intangibles are amortized on a straight-line basis over periods not exceeding 30 years.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 6--INVESTMENTS AND OTHER

    Investments and other consist of:

                                                            DECEMBER 31,    DECEMBER 30,    MARCH 30,
                                                                1994            1995          1996
                                                            ------------    ------------    ---------
Investments in unconsolidated affiliates.................      $5,093         $  9,865       $ 9,471
Long-term receivables (see Note 11(b))...................         761            8,399         7,933
Deferred borrowing costs and other, net of accumulated
 amortization of $254, $1,664 and $1,879, respectively...       1,058            2,747         3,277
                                                            ------------    ------------    ---------
                                                               $6,912         $ 21,011       $21,181
                                                            ------------    ------------    ---------
                                                            ------------    ------------    ---------

    The Company's investments are predominately 50% owned unconsolidated affiliates consisting of various companies involved in the healthcare distribution business and HS Pharmaceutical, Inc., which manufactures generic pharmaceuticals. As of December 30, 1995, the Company's investments in unconsolidated affiliates were $3,507 more than the Company's proportionate share of the underlying equity of these affiliates. This amount, which has been treated as goodwill, is being amortized over 30 years and charged to equity in the operating results of these companies. Combined unaudited financial data for these companies for periods subsequent to their acquisition follows:

                                                     DECEMBER 31,    DECEMBER 30,
                                                         1994            1995
                                                     ------------    ------------
Current assets....................................     $ 15,338        $ 28,904
Total assets......................................       20,170          35,220
Liabilities.......................................       13,463          22,995
Stockholders' equity..............................        6,707          12,225

                                                                                          THREE MONTHS ENDED
                                                            YEAR ENDED
                                            ------------------------------------------   --------------------
                                            DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   APRIL 1,   MARCH 30,
                                                1993           1994           1995         1995       1996
                                            ------------   ------------   ------------   --------   ---------
Net sales.................................    $ 41,623       $ 34,003       $ 55,090      $ 6,590    $20,303
Operating income..........................       3,997          3,183          5,147          254        832
Net income................................       1,670          1,428          2,920           30        415

NOTE 7--BUSINESS ACQUISITIONS

    The Company acquired 24 healthcare distribution businesses between 1993 and March 30, 1996, including, on July 7, 1995, the distribution business of The Veratex Corporation ("Veratex"), a national direct marketer of medical, dental and veterinary products. The total amount of cash paid and promissory notes issued for these acquisitions was approximately $6,910, $2,660 and $22,710 for 1993, 1994 and 1995, respectively. The Company also issued 1,260,416 shares of common stock in connection with the acquisition of Schein Dental Equipment Corp., of which approximately 928,700 shares were issued to a stockholder of the Company. In addition, the Veratex acquisition agreement also provides for contingent payments of up to $2,000 if certain financial targets are met. Acquisitions completed during

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 7--BUSINESS ACQUISITIONS--(CONTINUED) the three months ended March 30, 1996 were not material. These acquisitions have been accounted for under the purchase method, except for the shares issued to a stockholder as noted above which involves carryover of predecessor basis with respect to the affiliate's proportionate share of net assets. Operations of these businesses have been included in the consolidated financial statements from their acquisition dates.

    The summarized unaudited pro forma results of operations set forth below for 1994 and 1995 assume the acquisitions in 1994 and 1995 occurred as of the beginning of each of these periods.

                                                              YEAR ENDED
                                                     ----------------------------
                                                     DECEMBER 31,    DECEMBER 30,
                                                         1994            1995
                                                     ------------    ------------
Net sales.........................................     $493,171        $669,016
Net loss..........................................      (11,030)        (11,107)
Pro forma net income, reflecting adjustment for
  special management compensation and
  professional fees...............................        6,824           8,516
Pro forma net income per common share.............          .56             .60

    Pro forma net income per common share, including acquisitions, may not be indicative of actual results, primarily because the pro forma earnings include historical results of operations of acquired entities and do not reflect any cost savings that may result from the Company's integration efforts.

    During 1993, the Company incurred a charge of $2,528 resulting from the buyout of an employee's rights to future income contained in his employment agreement and paid contingent consideration of $688 to the prior owners of another company acquired in 1993. These payments were charged to operating expenses in 1993.

NOTE 8--BANK CREDIT LINES

    At March 30, 1996, certain subsidiaries of the Company had available various bank credit lines totaling approximately $13,876, expiring through March 1997. Borrowings of $8,085 under these credit lines at interest rates ranging from 4.0% to 9.5% were collateralized by accounts receivable, inventory and property and equipment of the subsidiaries with an aggregate net book value of $20,715 at March 30, 1996.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 9--LONG-TERM DEBT

    Long-term debt consists of:

                                                            DECEMBER 31,    DECEMBER 30,    MARCH 30,
                                                                1994            1995          1996
                                                            ------------    ------------    ---------

Borrowings under Revolving Credit Agreement (a)..........     $ 35,800        $ 17,000       $39,000

Note payable for business acquisition (b)................        4,836           4,383         4,383

Note payable for business acquisition (c)................       --               2,400         2,400

Notes payable to banks, interest variable (8% at March
  30, 1996), payable in quarterly installments ranging
  from $15 to $31 through 2003, secured by inventory and
  accounts receivable of $12,089 for 1994, $15,727 for
  1995 and $16,003 for 1996..............................        2,191           2,020         1,921

Note payable in monthly installments of $8 through July
  2007, uncollateralized, interest increases 1% annually
  to 5% in 2000, 6% from 2001 to 2007....................       --               1,150         1,125

Mortgage payable to bank in quarterly installments of
  $14, interest at 7.4% through November 2013,
  collateralized by a building with a net book value of
  $1,697.................................................        1,103           1,137         1,083

Note payable in semi-annual installments of $225 through
September 1998, uncollateralized, imputed interest at
 8%......................................................        1,422             972           747

Note payable in annual installments of $136 through March
  2001, uncollateralized, interest at prime which
  approximated 8% at March 30, 1996......................          953             817           681

Term loan payable to bank in quarterly installments of
  $63 with a balloon payment of $2,500 at maturity,
  interest variable through December 2004, collateralized
  by a building with a carrying value of $7,092--repaid
  in November 1995.......................................        5,000          --             --

Various notes and loans payable with interest, in varying
 installments through 1998, uncollateralized.............        3,187           3,845         4,222
                                                            ------------    ------------    ---------

Total....................................................       54,492          33,724        55,562

Less current maturities..................................        2,971           3,343         3,861
                                                            ------------    ------------    ---------

Total long-term debt.....................................     $ 51,521        $ 30,381       $51,701
                                                            ------------    ------------    ---------
                                                            ------------    ------------    ---------

(a) Revolving Credit Agreement

    The Company's revolving credit agreement, as amended, provides for maximum borrowings of $65 million through July 1999. The interest rate on any borrowings under the agreement is based on prime or LIBOR as defined in the agreement, which were 8.25% and 5.31%, respectively, at March 30, 1996. The borrowings outstanding at March 30, 1996 were at interest rates ranging from 5.94% to 8.25%. The agreement provides for a 0.19% fee on any unused portion of the commitment. The agreement also

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 9--LONG-TERM DEBT--(CONTINUED)
provides, among other things, that HSI will maintain, on a consolidated basis, as defined, a minimum tangible net worth, current, cash flow, and interest coverage ratios, a maximum leverage ratio, and contains restrictions relating to annual dividends in excess of $500, guarantees of subsidiary debt, investments in subsidiaries, mergers and acquisitions, liens, capital expenditures, certain changes in ownership and employee and shareholder loans. As of March 30, 1996, approximately $5,173 of the Company's retained earnings represented undistributed earnings of affiliates.

(b) Note Payable for Business Acquisition

    In November 1993, a subsidiary of the Company entered into a term loan agreement for $5,290 with a bank. The proceeds of this loan were used to acquire a dental supply distribution company. Principal is payable in semi-annual installments of $227 through October 1997, with a final balloon payment of $3,474 on October 31, 1997. Interest is payable quarterly at a rate of 6.7% per year. The agreement also provides for the same financial covenants and restrictions as the revolving credit agreement.

(c) Note Payable for Business Acquisition

    In October 1995, the Company entered into a term loan agreement for $2,400 with a third party. The proceeds of this loan were used to acquire a medical distribution company. Principal is payable in quarterly installments of $120 through October 2000. Interest is payable quarterly at the prime rate less 1.0% per year.

    As of December 30, 1995, the aggregate amounts of long-term debt maturing in each of the next five years are as follows: 1996--$3,343; 1997--$5,789; 1998--$1,750; 1999--$18,850; 2000--$1,105.

NOTE 10--TAXES ON INCOME (RECOVERY)

    The Company adopted SFAS No. 109 as of the beginning of 1993. The cumulative effect on prior years of this change in accounting principle increased 1993 net income by $1,891. The difference between calculating the 1993 income tax provision under SFAS No. 109 and APB No. 11 was not material.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 10--TAXES ON INCOME (RECOVERY)--(CONTINUED)
    Taxes on income (recovery) are based on income (loss) before taxes on income (recovery), minority interest and equity in earnings of affiliates as follows:

                                                                                          THREE MONTHS ENDED
                                                            YEAR ENDED
                                            ------------------------------------------   --------------------
                                            DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   APRIL 1,    MARCH 1,
                                                1993           1994           1995         1995        1996
                                            ------------   ------------   ------------   --------    --------
Domestic..................................     $1,304        $(13,978)      $ (7,435)     $ 1,417     $3,710
Foreign...................................      1,088           1,539          1,317          447        331
                                            ------------   ------------   ------------   --------    --------
Total income (loss) before taxes on income
  (recovery), minority interest and equity
  in earnings of affiliates...............     $2,392        $(12,439)      $ (6,118)     $ 1,864     $4,041
                                            ------------   ------------   ------------   --------    --------
                                            ------------   ------------   ------------   --------    --------

    The provision for (recovery of) income taxes on income (loss) before the 1993 cumulative effect of accounting change was as follows:

                                                                                            THREE MONTHS
                                                           YEAR ENDED                           ENDED
                                           ------------------------------------------   ---------------------
                                           DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   APRIL 1,    MARCH 30,
                                               1993           1994           1995         1995        1996
                                           ------------   ------------   ------------   --------    ---------
Current tax expense (recovery):
  U.S. Federal...........................     $2,304        $  1,528       $  4,677      $ 1,148     $ 1,072
  State and local........................        373             459            924          218         345
  Foreign................................        225             (64)           616          202         198
                                           ------------   ------------   ------------   --------    ---------
Total current............................      2,902           1,923          6,217        1,568       1,615
                                           ------------   ------------   ------------   --------    ---------
Deferred tax expense (benefit):
  U.S. Federal...........................     (1,521)         (3,563)          (836)        (591)        150
  State and local........................        (30)           (155)          (285)        (196)         28
  Foreign................................     --                 165             30        --            (10)
                                           ------------   ------------   ------------   --------    ---------
Total deferred...........................     (1,551)         (3,553)        (1,091)        (787)        168
                                           ------------   ------------   ------------   --------    ---------
Total provision (recovery)...............     $1,351        $ (1,630)      $  5,126      $   781     $ 1,783
                                           ------------   ------------   ------------   --------    ---------
                                           ------------   ------------   ------------   --------    ---------

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 10--TAXES ON INCOME (RECOVERY)--(CONTINUED)
    The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:

                                           DECEMBER 31,    DECEMBER 30,    MARCH 30,
                                               1994            1995          1996
                                           ------------    ------------    ---------
Current deferred tax assets:
  Inventory, premium coupon redemptions
    and accounts receivable valuation
    allowances..........................      $2,914          $3,592        $ 3,534
  Uniform capitalization adjustments to
   inventories..........................       1,156           1,472          1,407
  Accrued special professional fees and
   other accrued liabilities............       1,162           1,832          1,774
                                           ------------    ------------    ---------
Total current deferred tax asset........       5,232           6,896          6,715
                                           ------------    ------------    ---------
Non-current deferred tax assets
  (liabilities):
  Property and equipment................        (373)           (428)          (425)
  Provision for long-term executive
    incentive compensation and other
     accrued liabilities................         348            (110)           (97)
  Net operating losses of foreign
   subsidiaries.........................         140           2,403          2,011
                                           ------------    ------------    ---------
Total non-current deferred tax asset....         115           1,865          1,489
  Valuation allowance for non-current
   deferred tax assets..................        (140)         (2,403)        (2,011)
                                           ------------    ------------    ---------
Net non-current deferred tax
 liabilities............................         (25)           (538)          (522)
                                           ------------    ------------    ---------
Net deferred tax asset..................      $5,207          $6,358        $ 6,193
                                           ------------    ------------    ---------
                                           ------------    ------------    ---------

    The net deferred tax asset is realizable as the Company has sufficient taxable income in prior carryback years to realize the tax benefit for deductible temporary differences. The non-current deferred liability is included in Other liabilities on the Consolidated Balance Sheets.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 10--TAXES ON INCOME (RECOVERY)--(CONTINUED)
    The tax provisions (recovery) differ from the amount computed using the Federal statutory income tax rate as follows:

                                                                                           THREE MONTHS
                                                        YEAR ENDED                             ENDED
                                       --------------------------------------------    ---------------------
                                       DECEMBER 25,    DECEMBER 31,    DECEMBER 30,    APRIL 1,    MARCH 30,
                                           1993            1994            1995          1995        1996
                                       ------------    ------------    ------------    --------    ---------
Provision (recovery) at Federal
statutory rate......................      $  837         $ (4,354)       $ (2,141)      $  652      $ 1,414
State income taxes, net of Federal
income tax effect...................         501               53             582          145          176
Net foreign and domestic losses for
which no tax benefits are
available...........................         186               23             574          125          242
Foreign income taxed at other than
the Federal statutory rate..........         221             (214)            (25)          10            2
Non-deductible appreciation in stock
  issued as special management
compensation........................      --                3,318           6,109        --           --
Deduction for charitable
contributions.......................      --                 (180)         --            --           --
Write-off of related party debt
deducted for tax purposes only......        (320)          --              --            --           --
Other...............................         (74)            (276)             27         (151)         (51)
                                       ------------    ------------    ------------    --------    ---------
Income tax provision (recovery).....      $1,351         $ (1,630)       $  5,126       $  781      $ 1,783
                                       ------------    ------------    ------------    --------    ---------
                                       ------------    ------------    ------------    --------    ---------

    Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. Those earnings have been and will continue to be reinvested. These earnings could become subject to additional tax if they were remitted as dividends, if foreign earnings were loaned to the Company or a U.S. affiliate, or if the Company should sell its stock in the foreign subsidiaries. It is not practicable to determine the amount of additional tax, if any, that might be payable on the foreign earnings; however, the Company believes that foreign tax credits would substantially offset any U.S. tax. At December 30, 1995, the cumulative amount of reinvested earnings was approximately $1,560.

NOTE 11--FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

(a) Financial Instruments

    To reduce its exposure to fluctuations in foreign currencies and interest rates, the Company is party to foreign currency forward contracts and interest rate swaps with major financial institutions.

    While the Company is exposed to credit loss in the event of nonperformance by the counterparties of these contracts, the Company does not anticipate nonperformance by the counterparties. The Company does not require collateral or other security to support these financial instruments.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 11-- FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS-- (CONTINUED)

    As of March 30, 1996, the Company has outstanding foreign currency forward contracts aggregating $13,768 related to debt and the purchase and sale of merchandise. The contracts hedge against currency fluctuations of the Canadian dollar ($4,195), British Pound ($756), Swiss Franc ($554), the Netherlands Guilder ($6,815), Deutsche Mark ($648), and the Spanish Peseta ($800). The contracts expire at various dates through October 1997. At March 30, 1996, the Company had net deferred gains from foreign currency forward contracts of $15.

    As of March 30, 1996, interest rate swaps totaling $13,000 were outstanding. The swaps are used to convert floating rate debt to fixed rate debt to reduce the Company's exposure to interest rate fluctuations. The net result was to substitute a weighted average fixed interest rate of 7.81% for the variable LIBOR rate on $13,000 of the Company's debt. The swaps expire in October and November 2001. Under the interest rate environment during the three months ended March 30, 1996, the net fair value of the Company's interest rate swap agreements resulted in a realized loss of $7.

    In October 1994, a subsidiary of the Company recorded a $509 foreign currency gain relating to an intercompany loan intended to be repaid. This gain is reflected in the Other-net section of the Consolidated Statements of Operations.

(b) Concentrations of Credit Risk

    Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and short-term cash investments.

    The Company places its short-term cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to a large customer base and its dispersion across different types of healthcare professionals and geographic areas. The Company maintains an allowance for losses based on the expected collectability of all receivables. Included in Accounts Receivable and Long-Term Receivables (see Note 6) at March 30, 1996 is $16,096 and $7,604, respectively, related to Easy Dental(R) Plus software sales with non-interest bearing extended payment terms. Total unamortized discounts at March 30, 1996 amounted to $1,326 based on an imputed interest rate of 8.5%.

NOTE 12--RELATED PARTY TRANSACTIONS

    (a) In the ordinary course of business, the Company purchases pharmaceutical products from certain unconsolidated affiliates. Net purchases from these affiliates amounted to $9,645, $12,055 and $8,730 in 1993, 1994 and 1995,
respectively, and $909 and $3,179 for the three months ended April 1, 1995 and March 30, 1996, respectively. Included in Accounts Payable at December 31, 1994 and December 30, 1995 were $2,075 and $1,591, respectively, and $488 at March 31, 1996, for amounts due to these affiliates for purchases made from them.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 12--RELATED PARTY TRANSACTIONS--(CONTINUED)
    (b) The Company also shares certain services with these and other unconsolidated affiliates which are charged to the affiliates at cost. The Company charged these affiliates $4,089, $1,691 and $891 during 1993, 1994 and 1995, respectively, for these services and $201 and $193 during the three months ended April 1, 1995 and March 30, 1996, respectively. In addition, sales (at cost) to unconsolidated affiliates were $3,043, $3,160 and $3,784 in 1993, 1994 and 1995, respectively, and $911 and $44 for the three months ended April 1, 1995 and March 30, 1996, respectively.

    (c) The Company recorded interest income of $616, $87, $88, $23 and $30, and interest expense of $610, $13, $26, $10 and $24, in 1993, 1994, 1995 and the
three months ended April 1, 1995 and March 30, 1996, respectively, attributable to transactions with unconsolidated affiliates. Included in Other Current Assets are amounts due from unconsolidated affiliates of $1,863, $2,051 and $2,267 at December 31, 1994, December 30, 1995 and March 30, 1996, respectively.

    (d) A subsidiary of the Company leases its primary operating facility from an officer of the subsidiary. Rent expense attributed to this facility amounted to $86, $209 and $52 for 1994, 1995 and the three months ended March 30, 1996, respectively.

    (e) During 1994, a subsidiary of the Company entered into a sales service agreement with an entity ("Salesco") owned by an officer of the subsidiary. Under the terms of this agreement the subsidiary is required to reimburse Salesco for all reasonable expenses incurred in connection with the services it provides to the subsidiary and pay a fee to Salesco based upon a formula applied to its pre-tax profit. Amounts paid during 1994, 1995 and 1996 under this agreement were not material.

    (f) The Company purchases products from Schein Dental Equipment Corp. ("SDEC"), formerly owned by a stockholder. In September 1995, the Company acquired SDEC. Net purchases from SDEC prior to the acquisition amounted to $1,183, $1,738 and $1,803, in 1993, 1994 and 1995, respectively, and $490 for the three months ended April 1, 1995.

NOTE 13--SEGMENT AND GEOGRAPHIC DATA

    The Company is engaged principally in one line of business, the distribution of healthcare products to healthcare practitioners and professionals. The following table presents information about the

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 13--SEGMENT AND GEOGRAPHIC DATA--(CONTINUED)
Company by geographic area. There were no material amounts of sales or transfers among geographic areas and there were no material amounts of United States export sales.

   1993                                                      UNITED STATES    EUROPE     CONSOLIDATED
- ----------------------------------------------------------   -------------    -------    ------------
Net sales.................................................     $ 361,199      $54,511      $415,710
Operating income..........................................         3,580*       1,806         5,386
Pre-tax income............................................         1,304*       1,088         2,392
Identifiable assets.......................................       130,355       30,438       160,793
Depreciation and amortization.............................         2,592        1,389         3,981
Capital expenditures......................................         2,122          781         2,903


   1994
- ----------------------------------------------------------
Net sales.................................................     $ 408,463      $78,147      $486,610
Operating income (loss)...................................       (11,649)*      2,174        (9,475)
Pre-tax income (loss).....................................       (13,978)*      1,539       (12,439)
Identifiable assets.......................................       155,772       34,248       190,020
Depreciation and amortization.............................         2,524        1,287         3,811
Capital expenditures......................................         4,425        1,494         5,919

   1995
- ----------------------------------------------------------
Net sales.................................................     $ 516,794      $99,415      $616,209
Operating income (loss)...................................        (3,626)*      2,590        (1,036)
Pre-tax income (loss).....................................        (7,435)*      1,317        (6,118)
Identifiable assets.......................................       243,677       53,190       296,867
Depreciation and amortization.............................         4,704        1,333         6,037
Capital expenditures......................................         5,523        3,696         9,219

- ------------

* Includes special management compensation, special professional fees and special contingent consideration expense of $6,057, $23,603 and $20,797, for 1993, 1994 and 1995, respectively.

NOTE 14--EMPLOYEE BENEFIT PLANS

(a) Stock Options

    The Company maintains a 1994 Stock Option Plan for the benefit of certain employees under which 679,635 shares of common stock may be issued. The Plan provides for two classes of options: Class A options and Class B options. A maximum of 237,897 shares of common stock may be covered by Class A options. Both incentive and nonqualified stock options may be issued under the Plan.

    In 1995, Class A options to acquire 237,897 common shares were issued to certain executive management at an exercise price of $4.21 per share, substantially all of which became exercisable upon the closing of the initial public offering, at which time the $2,805 excess of the initial public offering price of $16.00 over the exercise price was charged to special management compensation expense.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 14--EMPLOYEE BENEFIT PLANS--(CONTINUED)
    On November 3, 1995, the Company issued Class B options to acquire 413,400 shares of common stock to certain employees at an exercise price of $16.00 per share, substantially all of which become exercisable ratably over three years from the date of issuance. The Class A and Class B options are exercisable up to the tenth anniversary of the date of issuance, subject to acceleration upon termination of employment. As of March 30, 1996, no options were exercised.

(b) Profit Sharing Plans

    The Company has qualified noncontributory profit sharing plans for eligible employees. Contributions to the plans as determined by the Board of Directors and charged to operations during 1993, 1994, 1995 and the three months ended April 1, 1995 and March 30, 1996 amounted to $1,936, $1,719, $2,178, $620 and
$803, respectively.

(c) Employee Stock Ownership Plan (ESOP)

    In 1994, the Company established an ESOP and a related trust as a benefit for substantially all of its domestic employees. This plan supplements the Company's Profit Sharing Plan. Under this plan, the Company issued 128,257 shares of HSI common stock to the trust in 1994 at an estimated fair value of $900, which was charged to operations. For 1995, the Company will contribute 3% of eligible compensation with shares of the Company's common stock.

(d) Supplemental Executive Retirement Plan

    In 1994, the Company instituted a nonqualified supplemental executive retirement plan for eligible employees. Contributions, as determined by the Board of Directors and charged to operations, were $27 and $68 for 1994 and 1995, respectively, and $17 and $22 for the three months ended April 1, 1995 and March 30, 1996.

NOTE 15--COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

    The Company leases facilities and equipment under noncancelable operating leases expiring through 2009. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 15--COMMITMENTS AND CONTINGENCIES--(CONTINUED)
    Future minimum annual rental payments under the noncancelable leases at December 30, 1995 are as follows:

1996.............................................................   $ 7,696
1997.............................................................     7,304
1998.............................................................     6,308
1999.............................................................     4,751
2000.............................................................     4,028
Thereafter.......................................................    14,309
                                                                    -------
Total minimum lease payments.....................................   $44,396
                                                                    -------
                                                                    -------

    Total rental expense for 1993, 1994 and 1995 was $4,878, $5,874 and $7,324,
respectively and $1,547 and $2,216 for the three months ended April 1, 1995, and March 30, 1996, respectively.

(b) Litigation

    Various claims, suits and complaints, such as those involving government regulations and product liability, arise in the ordinary course of the Company's business. In the opinion of the Company, all such pending matters are without merit, covered by insurance or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial statements of the Company if disposed of unfavorably.

(c) Employment, Consulting and Noncompete Agreements

    The Company has employment, consulting and noncompete agreements expiring through 2000 (except for a lifetime consulting agreement with a principal stockholder which provides for initial compensation of $258 per year, increasing $25 every fifth year beginning in 1997). The agreements provide for varying base aggregate annual payments of approximately $2,996 per year which decrease periodically to approximately $1,437 per year. In addition, some agreements have provisions for incentive and additional compensation.

NOTE 16--SUPPLEMENTAL CASH FLOW INFORMATION

    Cash paid for interest and income taxes amounted to the following:

                                                                                             THREE MONTHS
                                                            YEAR ENDED                          ENDED
                                            ------------------------------------------   --------------------
                                            DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   APRIL 1,   MARCH 30,
                                                1993           1994           1995         1995       1996
                                            ------------   ------------   ------------   --------   ---------
Interest..................................     $2,222        $  3,132       $  6,124      $ 1,292     $ 667
Income taxes..............................      2,214           2,451          5,540          401       267

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 16--SUPPLEMENTAL CASH FLOW INFORMATION--(CONTINUED)
    In conjunction with business acquisitions, the Company used cash as follows:

                                                                                            THREE MONTHS
                                                           YEAR ENDED                          ENDED
                                           ------------------------------------------   --------------------
                                           DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   APRIL 1,   MARCH 30,
                                               1993           1994           1995         1995       1996
                                           ------------   ------------   ------------   --------   ---------
Fair value of assets acquired, excluding
 cash....................................    $ 10,163       $  3,525       $ 59,544     $  1,210    $ 5,819
Less liabilities assumed and created upon
 acquisition.............................      (9,049)        (3,525)       (43,167)         930      3,894
                                           ------------   ------------   ------------   --------   ---------
Net cash paid............................    $  1,114       $ --           $ 16,377     $    280    $ 1,925
                                           ------------   ------------   ------------   --------   ---------
                                           ------------   ------------   ------------   --------   ---------

    In 1995, the Company entered into a note payable of $2,400 in connection with one of its acquisitions.

    In connection with the HSI Agreement, certain expenses incurred on behalf of and advances to stockholders amounting to $275 are included in deemed dividends for 1993.

NOTE 17--OTHER INCOME (EXPENSE)--NET

    Other income (expense)-net consists of the following:

                                                                                           THREE MONTHS
                                                        YEAR ENDED                             ENDED
                                       --------------------------------------------    ---------------------
                                       DECEMBER 25,    DECEMBER 31,    DECEMBER 30,    APRIL 1,    MARCH 30,
                                           1993            1994            1995          1995        1996
                                       ------------    ------------    ------------    --------    ---------
Investment losses...................      $ (463)         -$-             -$-            $--         $--
Gain (loss) on sale of assets.......         (70)           100              33             4        --
Net foreign exchange gain (loss)....         (79)           415              43           (57)        (120)
Other non-operating income
 (expense)..........................         (22)            26             200           150           23
                                          ------          -----           -----        --------    ---------
                                          $ (634)          $541            $276          $ 97        $ (97)
                                          ------          -----           -----        --------    ---------
                                          ------          -----           -----        --------    ---------

NOTE 18--QUARTERLY INFORMATION (UNAUDITED)

    The following table sets forth summary quarterly unaudited financial information for 1994, 1995, and the first quarter of 1996 excluding non-recurring special charges and the related tax effects:

                                                                    QUARTER ENDED
                                                ------------------------------------------------------
                                                MARCH 26,    JUNE 25,    SEPTEMBER 24,    DECEMBER 31,
                                                  1994         1994          1994             1994
                                                ---------    --------    -------------    ------------
Net sales....................................   $ 108,356    $115,793      $ 122,695        $139,766
Gross profit.................................      31,695      33,708         34,998          42,287
Pro forma operating income...................       1,876       3,347          4,516           4,389
Pro forma net income.........................         881       1,520          1,577           3,000
Pro forma earnings per share.................        0.07        0.13           0.13            0.25

                      HENRY SCHEIN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
        APRIL 1, 1995 AND SUBSEQUENT TO DECEMBER 30, 1995 IS UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 18--QUARTERLY INFORMATION (UNAUDITED)--(CONTINUED)

                                                                QUARTER ENDED
                                      ------------------------------------------------------------------
                                      APRIL 1,    JULY 1,     SEPTEMBER 30,    DECEMBER 30,    MARCH 30,
                                        1995        1995          1995             1995          1996
                                      --------    --------    -------------    ------------    ---------
Net sales..........................   $136,040    $139,753      $ 156,667        $183,749      $ 185,359
Gross profit.......................     40,315      42,107         48,090          60,072         54,949
Pro forma operating income.........      2,986(1)    4,689          5,188           6,898          4,704(1)
Pro forma net income...............        936(1)    2,066          2,093           4,312          2,464(1)
Pro forma earnings per share.......       0.08(1)     0.17           0.17            0.26           0.13(1)

- ------------

(1) Historical.

    The Company's business has been subject to seasonal and other quarterly influences. Net sales and operating profits have been generally higher in the fourth quarter due to timing of sales of software, year-end promotions and purchasing patterns of office-based healthcare practitioners and have been generally lower in the first quarter due primarily to the increased purchases in the prior quarter. Quarterly results also may be materially affected by a variety of other factors, including the timing of acquisitions and related costs, the release of software enhancements, timing of purchases, special promotional campaigns, fluctuations in exchange rates associated with international operations and adverse weather conditions.

    Earnings per share calculations for each quarter were based on the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year earnings per share amount.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Henry Schein, Inc.

    We have audited the accompanying statement of assets purchased of Veratex (a division of The Veratex Corporation) as of December 31, 1994, and the statement of revenues and direct operating expenses for the year then ended. These financial statements are the responsibility of Veratex's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    The accompanying statement of assets purchased and statement of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-1 of Henry Schein, Inc.), and is not intended to be a complete presentation of the Company's financial position or results of operations.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the assets purchased of Veratex (a division of The Veratex Corporation) at December 31, 1994, and its revenues and direct operating expenses for the year then ended in conformity with generally accepted accounting principles.

                                          BDO SEIDMAN, LLP
                                          BDO SEIDMAN, LLP


New York, New York
July 24, 1995

                                    VERATEX
                    (A DIVISION OF THE VERATEX CORPORATION)
                         STATEMENTS OF ASSETS PURCHASED

                                                                      DECEMBER 31,     JUNE 31,
                                                                          1994           1995
                                                                      ------------    -----------
                                                                                      (UNAUDITED)
    ASSETS
Accounts receivable................................................    $3,100,000     $ 3,300,000
Inventories........................................................     5,591,000       4,989,000
Furniture and fixtures.............................................        75,000          75,000
                                                                      ------------    -----------
Assets purchased...................................................    $8,766,000     $ 8,364,000
                                                                      ------------    -----------
                                                                      ------------    -----------

                See accompanying notes to financial statements.

                                    VERATEX
                    (A DIVISION OF THE VERATEX CORPORATION)
              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                                                            SIX MONTHS ENDED
                                                        YEAR ENDED              JUNE 30,
                                                       DECEMBER 31,    --------------------------
                                                           1994           1994           1995
                                                       ------------    -----------    -----------
                                                                              (UNAUDITED)
Net sales...........................................   $ 39,538,000    $20,161,000    $19,853,000
Cost of sales.......................................     26,999,000     13,628,000     14,079,000
                                                       ------------    -----------    -----------
Gross profit........................................     12,539,000      6,533,000      5,774,000
Direct operating expenses...........................     10,369,000      5,084,000      5,015,000
                                                       ------------    -----------    -----------
Revenues in excess of direct operating expenses.....   $  2,170,000    $ 1,449,000    $   759,000
                                                       ------------    -----------    -----------
                                                       ------------    -----------    -----------
Pro forma income taxes (unaudited)..................   $    846,000    $   565,000    $   296,000
                                                       ------------    -----------    -----------
                                                       ------------    -----------    -----------

                See accompanying notes to financial statements.

                                    VERATEX
                    (A DIVISION OF THE VERATEX CORPORATION)
                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1994 AND 1995 IS UNAUDITED.)

NOTE 1--BASIS OF PRESENTATION

    The statements of assets purchased and statements of revenues and direct operating expenses relate to Veratex (the "Company"), the retail distribution division of The Veratex Corporation. The Company is engaged in the business of distributing a wide range of health care supplies and paper products via mail order. Under an agreement dated June 14, 1995, inventories, certain furniture and fixtures and the business of the division are to be sold to Henry Schein, Inc.

    The financial statements have been prepared to substantially comply with rules and regulations of the Securities and Exchange Commission for businesses acquired. Such financial statements, rather than complete financial statements, are presented because the business was acquired from an unaffiliated third party in a negotiated transaction and the seller would not allow management of Henry Schein, Inc. access to records supporting net assets that will not be acquired (such as certain property and equipment, accounts payable, accrued liabilities and debt) and expenses not allocated by the group to the divisions, primarily consisting of corporate compensation, data processing and management fees. Accordingly, the statements present only the assets to be acquired and the revenues and expenses directly attributable to the Company, consisting primarily of selling expenses, freight and advertising. Pro forma income taxes are based on applying the statutory Federal and state income tax rates to revenues in excess of direct operating expenses. The Company's historical costs of finished goods obtained from related entities do not reflect any markups that would otherwise be charged to unrelated third parties by these entities. The accompanying statements of revenues and direct operating expenses include adjustments to cost of sales of $1,844,000, $931,000 and $915,000 for the year ended December 31, 1994 and the six months ended June 30, 1994 and 1995, respectively, for the estimated effect of these markups.

    The financial statements presented are not representative of the actual operations of the Company and, accordingly, statements of financial position and cash flows are not applicable.

Interim Financial Information

    The statement of assets purchased as of June 30, 1995 and the statements of revenues and direct operating expenses for the six months ended June 30, 1994 and 1995, in the opinion of the Company's management, include all adjustments, consisting of normal, recurring accruals necessary for a fair presentation. The revenues and direct operating expenses for the six months ended June 30, 1995 are not necessarily indicative of the results for any other period.

NOTE 2--REVENUE RECOGNITION

    Revenue is recognized when inventory is shipped to the customer.

NOTE 3--INVENTORIES

    Inventories consist of merchandise purchased for resale and finished goods acquired from related entities in the group. All inventories are valued at the lower of cost or market. Cost is determined using the replacement cost method, which approximates actual cost on a first-in, first-out basis.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

HS Pharmaceutical, Inc.

    We have audited the accompanying consolidated balance sheets of HS Pharmaceutical, Inc. and Subsidiaries as of December 31, 1994 and December 30, 1995 and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HS Pharmaceutical, Inc. and Subsidiaries at December 31, 1994 and December 30, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.



                                          BDO SEIDMAN, LLP
                                          BDO SEIDMAN, LLP


New York, New York
February 16, 1996

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,    DECEMBER 30,
                                                                        1994            1995
                                                                    ------------    ------------
ASSETS
Current:
  Accounts receivable, less allowance for doubtful accounts of
   $105,400 and $95,703..........................................   $  7,257,514    $  7,062,447
  Inventories....................................................      3,059,126       4,258,660
  Advances to affiliates.........................................      1,239,478         543,925
  Prepaid expenses and other.....................................        377,286         565,845
                                                                    ------------    ------------
      Total current assets.......................................     11,933,404      12,430,877
Property and equipment, net......................................      3,576,613       3,539,376
 Intangibles, less accumulated amortization of $182,833 and
 $201,479.......................................................        184,085         165,439
Deposits and other...............................................        269,056           5,786
Advances and notes to affiliates.................................        --            1,076,723
                                                                    ------------    ------------
                                                                    $ 15,963,158    $ 17,218,201
                                                                    ------------    ------------
                                                                    ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft.................................................   $    900,722    $    324,875
  Revolving credit agreement.....................................      1,000,000         --
  Accounts payable and accrued expenses..........................      3,845,875       4,266,631
  Income taxes payable...........................................         85,826         480,684
  Current portion of long-term debt..............................      1,093,268         834,700
                                                                    ------------    ------------
      Total current liabilities..................................      6,925,691       5,906,890
Long-term debt, less current portion.............................      2,770,718       2,195,980
Deferred income taxes............................................         71,000         152,000
                                                                    ------------    ------------
      Total liabilities..........................................      9,767,409       8,254,870
                                                                    ------------    ------------
                                                                    ------------    ------------
Commitments and contingencies
Stockholders' equity:
  Common stock--no par value, shares authorized 200; issued and
outstanding 20...................................................        382,845          40,100
  Additional paid-in capital.....................................        --              342,745
  Retained earnings..............................................      5,812,904       8,580,486
                                                                    ------------    ------------
      Total stockholders' equity.................................      6,195,749       8,963,331
                                                                    ------------    ------------
                                                                    $ 15,963,158    $ 17,218,201
                                                                    ------------    ------------
                                                                    ------------    ------------

          See accompanying notes to consolidated financial statements.

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                        YEAR ENDED
                                                       --------------------------------------------
                                                       DECEMBER 25,    DECEMBER 31,    DECEMBER 30,
                                                           1993            1994            1995
                                                       ------------    ------------    ------------
Net sales...........................................   $ 26,424,528    $ 24,500,962    $ 28,123,977
Cost of sales.......................................     16,580,174      15,925,685      17,467,680
                                                       ------------    ------------    ------------
  Gross profit......................................      9,844,354       8,575,277      10,656,297
Operating expenses:
  Selling, general and administrative...............      4,777,310       5,615,183       6,157,515
                                                       ------------    ------------    ------------
    Operating income................................      5,067,044       2,960,094       4,498,782
Other income (expense):
  Interest expense, net.............................       (310,963)       (395,159)       (500,293)
  Foreign exchange remeasurement gain...............          1,523          47,543         (10,163)
  Contract settlement...............................        120,520         --              --
  Other.............................................        --              --              147,387
                                                       ------------    ------------    ------------
    Income before taxes on income...................      4,878,124       2,612,478       4,135,713
Taxes on income.....................................      1,875,500       1,004,000       1,368,131
                                                       ------------    ------------    ------------
Net income..........................................      3,002,624       1,608,478       2,767,582
Retained earnings, beginning of year................      1,201,802       4,204,426       5,812,904
                                                       ------------    ------------    ------------
Retained earnings, end of year......................   $  4,204,426    $  5,812,904    $  8,580,486
                                                       ------------    ------------    ------------
                                                       ------------    ------------    ------------

          See accompanying notes to consolidated financial statements.

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED
                                                          --------------------------------------------
                                                          DECEMBER 25,    DECEMBER 31,    DECEMBER 30,
                                                              1993            1994            1995
                                                          ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................    $3,002,624      $1,608,478      $2,767,582
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization......................       484,277         469,763         425,861
    Provision for losses on accounts receivable........       203,774          38,843          15,000
    Provision for deferred income taxes................         6,500          16,000          81,000
    Other..............................................       --               25,000           5,000
    Changes in assets and liabilities:
      (Increase) decrease in accounts receivable.......    (1,590,054)     (1,821,447)        180,067
      (Increase) decrease in inventories...............       232,953         (33,420)     (1,199,165)
      (Increase) decrease in advances to affiliates....      (734,339)        156,123        (381,170)
      (Increase) decrease in prepaid expenses and
       other...........................................       134,956        (212,711)       (138,634)
      (Increase) decrease in deposits and other........        (1,800)       (258,071)        263,270
      Increase (decrease) in accounts payable and
       accrued expenses................................    (2,207,023)        940,230         415,386
      Increase (decrease) in income taxes payable......     1,848,882      (1,763,056)        339,870
                                                          ------------    ------------    ------------
Net cash provided by (used in) operating activities....     1,380,750        (834,268)      2,774,067
                                                          ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.................................      (928,508)     (1,156,332)       (369,978)
                                                          ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in bank overdraft................       186,211        (309,837)       (575,847)
  Credit line borrowings, net..........................       --            1,000,000      (1,000,000)
  Proceeds from long-term debt.........................       --            1,792,020         --
  Principal payments on long-term debt.................      (638,453)       (491,583)       (828,242)
                                                          ------------    ------------    ------------
Net cash provided by (used in) financing activities....      (452,242)      1,990,600      (2,404,089)
                                                          ------------    ------------    ------------
Net increase (decrease) in cash........................       --              --              --
Cash, beginning of year................................       --              --              --
                                                          ------------    ------------    ------------
Cash, end of year......................................    $  --           $  --           $  --
                                                          ------------    ------------    ------------
                                                          ------------    ------------    ------------
Supplemental cash flow information:
  Interest paid........................................    $  297,338      $  387,101      $  608,216
  Taxes paid...........................................    $   20,542      $2,836,776      $  996,520

          See accompanying notes to consolidated financial statements.

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF ACCOUNTING POLICIES

Description of Business

    HS Pharmaceutical, Inc. and Subsidiaries (the "Company") manufactures and distributes pharmaceutical products and sells other accessory products to dental, medical and veterinary distributors worldwide.

Principles of Consolidation

    The consolidated financial statements include the accounts of HS Pharmaceutical, Inc. and all of its wholly-owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

    The Company reports its operations on a 52-53 week basis ending on the last Saturday of December. Accordingly, fiscal years ended December 30, 1995 and December 25, 1993 consisted of 52 weeks and the fiscal year ended December 31, 1994 consisted of 53 weeks.

Inventories

    Inventories are valued at the lower of cost or market value. Manufactured inventories of raw materials, work-in-progress and finished goods are valued using standard costing methods, which approximate the first-in, first-out (FIFO) method. The cost of inventory purchased for resale is determined by the FIFO method.

Property and Equipment and Depreciation and Amortization

    Property and equipment are stated at cost. Depreciation is computed primarily under the straight-line method over the following estimated useful lives:

                                                                      YEARS
                                                                      -----
Buildings and improvements.........................................    40
Machinery and warehouse............................................   5-10
Computer hardware..................................................     5
Capital lease equipment............................................   5-10

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 1--SUMMARY OF ACCOUNTING POLICIES--(CONTINUED)
    Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful lives of the assets or the lease term.

Intangibles

    Intangibles consist of costs incurred in connection with obtaining abbreviated new drug applications, investigational new drug exemptions and licenses, permits and approvals relating to the manufacture and sale of pharmaceutical products. These costs are being amortized using the straight-line method over their estimated useful lives which is expected to be 20 years.

Taxes on Income

    Effective for 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 provides that deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Statement of Cash Flows

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

Foreign Currency Remeasurement

    Monetary assets and liabilities denominated in foreign currency have been remeasured into the functional currency (the U.S. dollar) at the year-end rate of exchange (U.S. $1 = Canadian $1.35, $1.40 and $1.31 at December 30, 1995, December 31, 1994 and December 25, 1993, respectively). Non-monetary items are remeasured at historical rates. Revenue and expenses are remeasured based on the average monthly rate. Foreign exchange remeasurement gains and losses are included in the determination of net income for the year.

Long-Lived Assets

    Long-lived assets, such as goodwill and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. No impairment losses have been necessary through December 30, 1995.

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--INVENTORIES

    Inventories consist of the following:

                                                  DECEMBER 31,    DECEMBER 30,
                                                      1994            1995
                                                  ------------    ------------
Raw materials..................................    $  711,394      $  962,845
Work-in-progress...............................        53,464         136,062
Finished goods.................................       468,489         418,780
Parts..........................................       156,286         148,012
                                                  ------------    ------------
Total manufactured inventories.................     1,389,633       1,665,699
Inventory purchased for resale.................     1,669,493       2,592,961
                                                  ------------    ------------
                                                   $3,059,126      $4,258,660
                                                  ------------    ------------
                                                  ------------    ------------

NOTE 3--PROPERTY AND EQUIPMENT, NET

    Major classes of property and equipment consist of the following:

                                                     DECEMBER 31,    DECEMBER 30,
                                                         1994            1995
                                                     ------------    ------------
Land..............................................    $   23,474      $   23,474
Building..........................................     1,314,486       1,331,400
Machinery and equipment...........................     5,256,967       5,552,819
Computer hardware.................................       238,188         281,645
Capital lease equipment...........................       359,658         359,658
Leasehold improvements............................       185,765         199,519
                                                     ------------    ------------
                                                       7,378,538       7,748,515
Less accumulated depreciation and amortization....     3,801,925       4,209,139
                                                     ------------    ------------
Net property and equipment........................    $3,576,613      $3,539,376
                                                     ------------    ------------
                                                     ------------    ------------

NOTE 4--BANK OVERDRAFT

    Bank overdraft bears interest at the U.S. and Canadian prime rates, as well as LIBOR plus 3/4%, which were 8.5% and 9.0% for prime, respectively, and 6.63% for LIBOR at the time the Company entered into such overdraft agreement, and is due on demand. The bank overdraft and bank loans payable (see Note 6) are secured by a general assignment of accounts receivable, a general security agreement on all machinery and equipment, and a $2,500,000 demand debenture on land and building.

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5--REVOLVING CREDIT AGREEMENT

    During 1995, the Company entered into a $2,000,000 revolving credit agreement with its bank, expiring September 30, 1996. Borrowings are due on demand, collateralized by accounts receivable and inventories and bear interest at Canadian prime plus 1/8%.

NOTE 6--LONG-TERM DEBT

    Long-term debt consists of the following:

                                                     DECEMBER 31,    DECEMBER 30,
                                                         1994            1995
                                                     ------------    ------------
Term loans payable in monthly installments
  maturing at varying dates from August 1997
  through December 1999, with interest at Canadian
  prime plus 0.5%.................................    $2,492,643      $1,877,901
Notes payable bearing interest at prime, payable
  in annual installments of $191,885 principal,
  plus interest, due March 31, 2001...............     1,343,194       1,151,308
Capital lease obligations, payable in monthly
  installments of $2,227, including interest, due
  January 1996....................................        28,149           1,471
                                                     ------------    ------------
                                                       3,863,986       3,030,680
Less: Current portion.............................     1,093,268         834,700
                                                     ------------    ------------
                                                      $2,770,718      $2,195,980
                                                     ------------    ------------
                                                     ------------    ------------

    Principal payments on long-term debt mature as follows:

                             YEAR                                   AMOUNT
- ---------------------------------------------------------------   ----------
1996...........................................................   $  834,700
1997...........................................................      741,656
1998...........................................................      571,246
1999...........................................................      460,062
2000...........................................................      312,411
                                                                  ----------
                                                                  $2,920,075
                                                                  ----------
                                                                  ----------

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 7--RELATED PARTY TRANSACTIONS

    (a) Certain services of a 50% shareholder are provided to the Company at the shareholder's cost. Total charges from this shareholder were approximately $83,000, $109,000 and $105,000 for 1995 , 1994 and 1993, respectively. In addition, the Company has made advances to this shareholder during 1995, 1994 and 1993. At December 30, 1995 and December 31, 1994, "Advances to affiliates" includes amounts due from this shareholder of approximately $390,000 and $256,000, respectively, and "Accounts payable and accrued expenses" includes amounts due to this shareholder of approximately $927,000 and $906,000, respectively.

    In March 1991, the Company entered into an agreement with this same shareholder to supply products at prices and quantities as defined in the agreement. Sales to this same shareholder (including sales under this agreement) accounted for approximately 22%, 24% and 27% of the Company's sales for 1995, 1994 and 1993, respectively. Included in "Accounts receivable" at December 30, 1995 and December 31, 1994 were approximately $1,356,000 and $1,276,000, respectively, for amounts due from this shareholder.

    (b) In March 1991, the other 50% shareholder of the Company granted the Company a ten-year license to use certain of their trademarks. Royalties of $75,000 annually are required under the terms of the agreement and were paid in 1995, 1994 and 1993.

    In the ordinary course of business, the Company sells products to this same shareholder. Net sales to this shareholder amounted to approximately $608,000, $1,167,000 and $606,000 for 1995, 1994 and 1993, respectively. Included in
"Accounts receivable" at December 30, 1995 and December 31, 1994 were approximately $88,000 and $653,000, respectively, for amounts due from this shareholder.

    In addition, the Company also purchases pharmaceutical products from this shareholder. Net purchases from this shareholder amounted to approximately $4,434,000, $3,773,000 and $4,775,000 for 1995, 1994 and 1993, respectively.
Included in "Accounts payable and accrued expenses" at December 30, 1995 were approximately $974,000 and $1,001,000, respectively, for amounts due to this shareholder.

    (c) Interest expense related to accounts payable and accrued expenses owing to the above shareholders amounted to approximately $51,000, $65,000 and $77,000 for 1995, 1994 and 1993, respectively.

    (d) An affiliated company supplies a new product line to the Company. Included in "Advances to affiliates" are net amounts due from this affiliate of approximately $974,000 and $983,000 at December 30, 1995 and December 31, 1994, respectively.

NOTE 8--COMMITMENTS AND CONTINGENCIES

    The Company leases facilities and equipment under noncancelable operating leases expiring through 1998. Total rental expense for 1995, 1994 and 1993 was approximately $163,000, $153,000 and

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8--COMMITMENTS AND CONTINGENCIES--(CONTINUED)
$108,000, respectively. At December 30, 1995, future minimum annual rental payments under these leases are as follows:

                              YEAR                                  AMOUNT
- ----------------------------------------------------------------   --------
1996............................................................   $153,000
1997............................................................    148,000
1998............................................................    148,000
1999............................................................    105,000
2000............................................................      1,000
                                                                   --------
                                                                   $555,000
                                                                   --------
                                                                   --------

NOTE 9--TAXES ON INCOME

    The Company adopted SFAS No. 109 as of the beginning of 1993. The cumulative effect of this change was not material.

    Taxes on income are as follows:

                                                          YEAR ENDED
                                         --------------------------------------------
                                         DECEMBER 25,    DECEMBER 31,    DECEMBER 30,
                                             1993            1994            1995
                                         ------------    ------------    ------------
Domestic..............................    $2,763,533      $1,193,905      $2,500,916
Foreign...............................     2,114,591       1,418,573       1,634,797
                                         ------------    ------------    ------------
Total income before taxes on income...    $4,878,124      $2,612,478      $4,135,713
                                         ------------    ------------    ------------
                                         ------------    ------------    ------------

                                                          YEAR ENDED
                                         --------------------------------------------
                                         DECEMBER 25,    DECEMBER 31,    DECEMBER 30,
                                             1993            1994            1995
                                         ------------    ------------    ------------
Current tax expense:
Current tax expense:
  U.S. Federal........................    $  859,000      $  382,000      $  764,670
  State and local.....................       265,000         124,000          26,801
  Foreign.............................       745,000         482,000         495,660
                                         ------------    ------------    ------------
Total current.........................     1,869,000         988,000       1,287,131
Deferred tax expense:
  Foreign.............................         6,500          16,000          81,000
                                         ------------    ------------    ------------
Total provision.......................    $1,875,500      $1,004,000      $1,368,131
                                         ------------    ------------    ------------
                                         ------------    ------------    ------------

    The deferred tax liability arises from temporary differences relating to depreciation and amortization.

    The Company's effective tax rate approximates the U.S. Federal statutory rate.

                    HS PHARMACEUTICAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 10--MAJOR CUSTOMERS AND EXPORT SALES

    Sales to one unaffiliated customer accounted for approximately 13% of net sales in 1993. Sales to this customer and another unaffiliated customer accounted for approximately 25% of net sales in 1995 and 1994.

    The Company had export sales amounting to 14%, 16% and 12% of net sales for 1995, 1994 and 1993, respectively.

NOTE 11--EMPLOYEE BENEFIT PLAN

    Effective January 1, 1992, the Company adopted a 401(k) profit sharing plan to provide retirement benefits for eligible employees. Matching contributions by the Company, which were determined by the board of directors, were approximately $39,000, $36,000 and $29,000 for 1995, 1994 and 1993, respectively.

    In addition, the Company maintains a defined contribution plan for eligible employees. Contributions to this plan, which were determined by the board of directors, were approximately $92,000, $97,000 and $50,000 for 1995, 1994 and 1993, respectively.

NOTE 12--FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

    Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The carrying value of financial instruments approximated fair value as of December 30, 1995 because of the short maturity of these instruments.

    Concentrations of credit risk with respect to trade receivables are limited due to a large customer base and its dispersion across different geographic areas. The Company maintains an allowance for losses based on the expected collectability of all receivables.

- -------------------------------------------  -----------------------------------

    NO DEALER, SALESPERSON, OR ANY OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS                  5,700,000 SHARES
OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS,
AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON AS               [LOGO] HENRY SCHEIN(R)
HAVING BEEN AUTHORIZED BY THE COMPANY OR THE
UNDERWRITER. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR THE                           COMMON STOCK
SOLICITATION OF ANY OFFER TO BUY ANY OF THE
SECURITIES OFFERED HEREBY TO ANYONE IN ANY
JURISDICTION IN WHICH SUCH OFFER OR
SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY
OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT
THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE
COMPANY OR THAT THE INFORMATION HEREIN IS
CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



         ----------------                               -------------------

        TABLE OF CONTENTS                               PROSPECTUS
                                        PAGE                    , 1996
                                        ----
                                                        -------------------
Prospectus Summary....................     3
The Company...........................     3
Risk Factors..........................     7
Use of Proceeds.......................    12
Dividend Policy.......................    12
Price Range of Common Stock...........    12
Capitalization........................    13
Selected Consolidated Financial
Information and Operating Data........    14
Pro Forma Condensed Consolidated
Financial Information.................    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    16
Business..............................    26
Reorganization........................    37
Management............................    39         WILLIAM BLAIR & COMPANY

Certain Transactions..................    50         ALEX, BROWN & SONS
Principal and Selling Stockholders....    52           INCORPORATED
Description of Capital Stock..........    55
Underwriting..........................    59         MONTGOMERY SECURITIES
Legal Matters.........................    60
Experts...............................    60           SMITH BARNEY INC.
Additional Information................    60
Index to Financial Statements.........  F-1

- -------------------------------------------  -----------------------------------

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                         United States and Europe

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

quit
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth an itemized statement of all estimated expenses in connection with the registration, offering and sale of the Securities being registered hereby other than underwriting discounts and commissions.*

SEC registration fee..........................................   $    82,786
NASD fee......................................................        24,508
NASDAQ fee....................................................        17,500
Transfer agents' fees.........................................         1,000
Costs of printing and engraving...............................       200,000
Legal fees and expenses.......................................       300,000
Accounting fees and expenses..................................       200,000
Blue sky expenses and counsel fees............................        25,000
Directors and Officers Insurance..............................        50,000
Miscellaneous.................................................        99,206
                                                                 -----------
            Total.............................................   $ 1,000,000
                                                                 -----------
                                                                 -----------

- ------------

* Pursuant to the Global Agreement, the Company will pay all of the expenses incurred in connection with the registration, offering and sale of the Common Stock, other than (i) underwriting discounts, commissions, spreads and similar amounts payable to any underwriter or broker-dealer that are attributable to the sale of Selling Stockholders' shares, (ii) transfer taxes incurred by such Selling Stockholders in connection with the sale of such shares, and (iii) any fees and expenses which the Company is prohibited from paying on behalf of Selling Stockholders under applicable "blue sky" laws, rules and regulations.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article TENTH of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The Amended and Restated Certificate of Incorporation also extends indemnification to those serving at the request of the Company as directors, officers, employees or agents of other enterprises.

    In addition, Article NINTH of the Company's Amended and Restated Certificate of Incorporation provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts of intentional misconduct, (iii) under Section 174 of the Delaware General Corporation Law for unlawful declarations of dividends or unlawful stock purchases or redemptions, or (iv) for any transactions from which the director derived an improper personal benefit.

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

    Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    There were no underwriters retained in any of the issuances of securities described below. All issuances of stock described below were made without registration in reliance upon Section 4(2) of the Securities Act of 1933.

    (a) On September 30, 1994, the Company reclassified and changed each share of Class A Common Stock and Class B Common Stock into 100 shares of Common Stock.

    (b) The Company issued 314,820, 91,377 and 83,259 shares of Common Stock on December 27, 1994, May 1, 1995 and September 22, 1995, respectively, for par value to certain management employees and executive officers.

    (c) In connection with the Company's acquisition of Schein Dental Equipment in the third quarter of 1995, the Company issued an aggregate of 1,260,416 shares of Common Stock to the stockholders of Schein Dental Equipment, in exchange for 100% of their interests in Schein Dental Equipment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Financial Statement Schedules

    (i) Valuation and Qualifying Accounts

    (b) Exhibits

    The exhibits required by Item 601 of Regulation S-K and filed herewith are listed in the Exhibit List immediately preceding the exhibits.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, and the State of New York, on this 4th day of June, 1996.

                                          By:    /s/ Stanley M. Bergman
                                              ..................................
                                                     Stanley M. Bergman
                                             Chairman, Chief Executive Officer,
                                                        President and
                                                          Director

                               POWERS OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appear below constitutes and appoints Stanley M. Bergman and Mark E. Mlotek, or either of them, his or her attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her in all capacities to sign a Registration Statement on Form S-1 of Henry Schein, Inc., and any or all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities on June 4, 1996.

                NAME                                 CAPACITY                         DATE
- -------------------------------------  -------------------------------------   ------------------

       /s/ STANLEY M. BERGMAN          Chairman, Chief Executive Officer,           June 4, 1996
 .....................................    President and Director (Principal
         Stanley M. Bergman              Executive Officer)

       /s/ Steven Paladino
 .....................................  Senior Vice President, Chief                 June 4, 1996
           Steven Paladino               Financial Officer and Director
                                         (Principal Financial and Accounting
                                         Officer)

      /s/ James P. Breslawski
 .....................................  Director                                     June 4, 1996
         James P. Breslawski

     /s/ Gerald A. Benjamin
 .....................................  Director                                     June 4, 1996
         Gerald A. Benjamin

      /s/ Leonard A. David
 .....................................  Director                                     June 4, 1996
          Leonard A. David

       /s/ Mark E. Mlotek
 .....................................  Director                                     June 4, 1996
           Mark E. Mlotek

      /s/ Barry J. Alperin
 .....................................  Director                                     June 4, 1996
          Barry J. Alperin

        /s/ Pamela Joseph
 .....................................  Director                                     June 4, 1996
            Pamela Joseph

       /s/ Donald J. Kabat
 .....................................  Director                                     June 4, 1996
           Donald J. Kabat

      /s/ Marvin H. Schein
 .....................................  Director                                     June 4, 1996
          Marvin H. Schein

       /s/ Irving Shafran
 .....................................  Director                                     June 4, 1996
           Irving Shafran

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

Henry Schein, Inc.
Melville, New York

    The audits referred to in our report dated February 23, 1996 relating to the consolidated financial statements of Henry Schein, Inc., which is included in the Prospectus constituting a part of this Registration Statement included the audit of financial statement Schedule II, Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

    In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.


                                          BDO SEIDMAN, LLP
                                          BDO SEIDMAN, LLP


New York, New York
February 23, 1996

                               HENRY SCHEIN, INC.
                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                      COLUMN A                         COLUMN B     COLUMN C     COLUMN D    COLUMN E
- ----------------------------------------------------   --------    ----------    --------    --------
                                                                      ADD
                                                                   ----------
                                                       BALANCE
                                                          AT                                 BALANCE
                                                       BEGINNING   CHARGED TO                 AT END
                                                          OF       COSTS AND                    OF
   DESCRIPTIONS                                         PERIOD      EXPENSES     DEDUCTIONS   PERIOD
- ----------------------------------------------------   --------    ----------    --------    --------
Year Ended December 25, 1993
  Allowance for doubtful accounts...................    $1,699       $  316       $   --      $2,015
  Other accounts receivable allowances(1)...........     1,415           --         (172)      1,243
                                                       --------    ----------    --------    --------
                                                        $3,114       $  316       $ (172)     $3,258
                                                       --------    ----------    --------    --------
                                                       --------    ----------    --------    --------
Year ended December 31, 1994
  Allowance for doubtful accounts...................    $2,015       $  246       $   --      $2,261
  Other accounts receivable allowances(1)...........     1,243          815           --       2,058
                                                       --------    ----------    --------    --------
                                                        $3,258       $1,061       $   --      $4,319
                                                       --------    ----------    --------    --------
                                                       --------    ----------    --------    --------
Year ended December 30, 1995
  Allowance for doubtful accounts...................    $2,261       $  253       $   --      $2,514
  Other accounts receivable allowances(1)...........     2,058        1,763           --       3,821
                                                       --------    ----------    --------    --------
                                                        $4,319       $2,016       $   --      $6,335
                                                       --------    ----------    --------    --------
                                                       --------    ----------    --------    --------

- ------------

(1)Primarily allowance for sales returns.

                                 EXHIBIT INDEX

EXHIBIT                                                                                   PAGE
  NO.                                        EXHIBIT                                       NO.
- -------   -----------------------------------------------------------------------------   -----

   1.1    Form of Underwriting Agreement*

   3.1    Form of Amended and Restated Articles of Incorporation+

   3.2    Form of Bylaws+

   5.1 Opinion of Proskauer Rose Goetz and Mendelsohn LLP with respect to the legality of the securities being registered*

   9.1    Voting Trust Agreement dated September 30, 1994, as amended, among the
          Company, the Estate of Jacob M. Schein, the Trusts under Articles Third and
          Fourth of the Will of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin
          Sperber under Trust Agreement dated September 19, 1994, management stockholders and Stanley M. Bergman, as voting trustee+

   9.2 Agreements dated December 27, 1994 among the Company, various executive officers and Stanley M. Bergman, as voting trustee+

   9.3 Agreements dated as of May 1, 1995 among the Company, various executive officers and Stanley M. Bergman, as voting trustee+

  10.1    Amended and Restated HSI Agreement (the "HSI Agreement"), effective as of
          February 16, 1994, among the Company, Marvin H. Schein, the Trust established by Marvin H. Schein under Trust Agreement dated September 9, 1994, the
          Charitable Trust established by Marvin H. Schein under Trust Agreement dated
          September 12, 1994, the Estate of Jacob M. Schein, the Trusts established by
          Articles Third and Fourth of the Will of Jacob M. Schein, the Trust
          established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September
          19, 1994, the Trust established by Stanley M. Bergman under Trust Agreement dated September 15, 1994, Pamela Schein, Pamela Joseph, Martin Sperber,
          Stanley M. Bergman, Steven Paladino and James P. Breslawski (collectively, the "HSI Parties")+

  10.2    HSI Registration Rights Agreement dated September 30, 1994, among the
          Company, Pamela Schein, the Trust established by Pamela Joseph under Trust
          Agreement dated February 9, 1994, Marvin H. Schein, the Trust established by
          Marvin H. Schein under Trust Agreement dated December 31, 1993, the Trust established by Marvin H. Schein under Trust Agreement dated September 19,
          1994, the Charitable Trust established by Marvin H. Schein under Trust
          Agreement dated September 12, 1994, Martin Sperber, the Trust established by
          Martin Sperber under Trust Agreement dated September 19, 1994, Stanley M.
          Bergman and the Trust established by Stanley M. Bergman under Trust Agreement dated September 15, 1994+

  10.3    Letter Agreement dated September 30, 1994 to the Company from Marvin H.
          Schein, Pamela Joseph and Pamela Schein+

  10.4    Release to the HSI Agreement dated September 30, 1994+

  10.5 Separation Agreement dated as of September 30, 1994 by and between the Company, Schein Pharmaceutical, Inc. and Schein Holdings, Inc.+

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EXHIBIT                                                                                   PAGE
  NO.                                        EXHIBIT                                       NO.
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
  10.6    Restructuring Agreement dated September 30, 1994 among Schein Holdings, Inc., the Company, the Estate of Jacob M. Schein, Marvin H. Schein, the Trust
          established by Marvin H. Schein under Trust Agreement dated December 31,
          1993, the Trust established by Marvin H. Schein under Trust Agreement dated
          September 9, 1994, the Charitable Trust established by Marvin H. Schein under
          Trust Agreement dated September 12, 1994, Pamela Schein, Pamela Joseph, the
          Trust established by Pamela Joseph under Trust Agreement dated February 9,
          1994; the Trusts under Articles Third and Fourth of the Will of Jacob M.
          Schein; Stanley M. Bergman, the Trust established by Stanley M. Bergman under
          Trust Agreement dated September 15, 1994, Martin Sperber, the Trust established by Martin Sperber under Trust Agreement dated December 31, 1993, and the Trust established by Martin Sperber under Trust Agreement dated
          September 19, 1994

  10.7    Agreement and Plan of Corporate Separation and Reorganization dated as of
          September 30, 1994 among Schein Holdings, Inc., the Company, the Estate of
          Jacob M. Schein, Marvin H. Schein, the Trust established by Marvin H. Schein under Trust Agreement dated December 31, 1993, the Trust established by
          Marvin H. Schein under Trust Agreement dated September 9, 1994, the
          Charitable Trust established by Marvin H. Schein under Trust Agreement dated
          September 12, 1994, Pamela Schein, the Trust established by Article Fourth of the Will of Jacob M. Schein for the benefit of Pamela Schein and her issue under Trust Agreement dated September 29, 1994, Pamela Joseph, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Pamela Joseph under Trust Agreement dated September
          28, 1994 and the Trusts under Articles Third and Fourth of the Will of Jacob
          M. Schein+

  10.8    Henry Schein, Inc. 1994 Stock Option Plan, as amended and restated effective as of July 1, 1995+

  10.9    Henry Schein, Inc. Amendment and Restatement of the Supplemental Executive
          Retirement Plan+

 10.10    Henry Schein, Inc. Summary Executive Incentive Plan+

 10.11    Consulting Agreement dated September 30, 1994 between the Company and Marvin
          H. Schein+

 10.12    Employment Agreement dated as of January 1, 1992 between the Company and
          Stanley M. Bergman+

 10.13    Amended and Restated Stock Issuance Agreement dated as of December 24, 1992 between the Company and Stanley M. Bergman+

 10.14    Stock Issuance Agreements dated December 27, 1994 between the Company and various executive officers+

 10.15    Agreement and Plan of Merger dated as of September 1, 1995, among Henry
          Schein, Inc., Schein Dental Equipment Corp., Marvin H. Schein and others+

 10.16    Stock Purchase Agreement dated August 25, 1995 by Henry Schein, Inc., PRN
          Medical, Inc. and its shareholders, and Florida Doctor Supply, Inc. and its shareholders+

 10.17    Restated Standard Indemnity Agreement dated February 8, 1993, as amended
          January 25, 1993, by and between Showa Denko America, Inc. and the Company+

 10.18    Guaranty Agreement by and between Showa Denko K.K. and the Company, relating to the Restated Standard Indemnity Agreement dated February 8, 1993, as amended January 25, 1993, by and between Showa Denko America, Inc. and the
          Company+

 10.19    Stock Issuance Agreements dated as of May 1, 1995 between the Company and executive officers+

 10.20    Agreement of Purchase and Sale of Assets dated February 28, 1996 by and among the Company, Benton Dental, Inc. and Modern Dental Concepts, Inc.++

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
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EXHIBIT                                                                                   PAGE
  NO.                                        EXHIBIT                                       NO.
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
 10.21    Credit Agreement dated as of December 8, 1994 between the Company and The
          Chase Manhattan Bank, N.A.+

 10.22    Loan Agreement dated May 5, 1995 by and between the Company and New York
          State Urban Development Corporation+

 10.23    Term Loan Agreement dated as of November 15, 1993 between Henry Schein
          Europe, Inc. and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A.+

 10.24    Corporate Guarantee dated November 15, 1993 by the Company, Zahn Dental Co.,
          Inc., Zahn Dental (Florida), Inc., Zahn Dental (Mass), Inc., Tri-State
          Medical Supply, Inc. and Zahn Holdings, Inc. with respect to the Term Loan dated as of November 15, 1993 between Henry Schein Europe, Inc. and
          Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A.+

 10.25    Joint and Several Guarantee dated February 7, 1995 by the Company in favor of
          Banque Nationale de Paris+

 10.26    Joint and Several Guarantee dated February 7, 1995 by the Company in favor of
          Banque Francaise du Commerce Exterieur+

 10.27    Guarantee dated March 1, 1996 by the Company in favor of Deutsche Bank AG++

 10.28    Lease Agreement dated December 22, 1995 by and between Dugan Realty, L.L.C.
          and the Company++

 10.29    Commercial Guaranty dated August 1, 1994 by the Company in favor of the Mid-
          City National Bank+

 10.30    Discretionary Line of Credit dated August 18, 1995 between PNC Bank, Delaware and one of the Company's 50% owned companies+

 10.31    Discretionary Line of Credit Demand Note dated August 18, 1995 in favor of one of the Company's 50% owned companies+

 10.32    Loan Agreement dated March 30, 1992 between the Royal Bank of Scotland plc,
          Henry Schein U.K. Holdings Limited and BDG U.K. Holdings Limited+

 10.33    Loan Agreement dated January 28, 1994 between the Royal Bank of Scotland plc,
          Henry Schein U.K. Holdings Limited and Dental Express (Supplies) Limited+

 10.34    Credit Agreement dated June 5, 1995 among Canadian Imperial Bank of Commerce and one of the Company's 50% owned companies+

 10.35    Master Lease Agreement dated as of February 28, 1991 between General Electric
          Capital Corporation and the Company+

 10.36    Master Lease Agreement dated December 2, 1994 between Chase Equipment
          Leasing, Inc. and the Company+

 10.37    Software License Agreement dated as of June 20, 1995 between the Company and
          XcelleNet, Inc.+

 10.38    Software License Agreement dated as of October 31, 1994, as amended, between
          J.D. Edwards & Company+

 10.39    Software Update Agreement dated as of October 31, 1994, as amended, between
          J.D. Edwards & Company+

 10.40    Software Services Agreement dated as of October 31, 1994, as amended, between
          J.D. Edwards & Company+

 10.41    Lease dated December 3, 1990 between WRC Properties, Inc. and the Company+

 10.42    Lease dated March 2, 1992 between Vista Distribution Center, Inc. and the
          Company+

 10.43    Lease dated as of September 30, 1993, as amended October 14, 1993 and May 23,
          1995, by and between Broad Hollow Realty Co. and the Company+

EXHIBIT                                                                                   PAGE
  NO.                                        EXHIBIT                                       NO.
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
 10.44    Lease dated April 27, 1995 by Lyndean Investments Limited to Kent Dental
          Limited and Henry Schein U.K. Holdings Limited+

 10.45    Lease dated October 23, 1994 between Georg and Pia Netzhammer and Henry-
          Schein Dentina GmbH (English translation and original version)+

 10.46    Lease dated January 11, 1995 between Lyndean Investments Limited, Kent Dental
          Limited and Henry Schein U.K. Holdings Limited+

 10.47    Stock Purchase Agreement dated as of August 18, 1995 among the Company, the
          Mark Family Partnership and others+

 10.48    Group Purchasing Program Agreement dated March 31, 1994, as amended June 26,
          1995, by and between AMA Resources, Inc. and the Company+

 10.49    Hospital Supply Purchase Agreement dated as of November 10, 1994 between
          Veterinary Centers of America, Inc. and the Company+

 10.50    Award of Contract to the Company dated April 14, 1995 by Department of the
          Army+

 10.51    Sales Agent Agreement dated March 1, 1995 by and between Merck & Co., Inc.
          and the Company+

 10.52    Supply Agreement dated March 20, 1991+

 10.53    Shareholders' Agreement dated March 20, 1991 among Deproco, Inc., the
          Company, and others+

 10.54    Non-Negotiable Promissory Note dated March 20, 1991 from the Company to N-
          Tech+

 10.55    Guaranty dated March 20, 1991 by the Company and others in favor of N-Tech,
          Inc.+

 10.56    Demand Debenture dated December 20, 1988 from one of the Company's 50% owned companies to Canadian Imperial Bank of Commerce+

 10.57    Pledge Agreement dated December 20, 1988 of one of the Company's 50% owned companies to Canadian Imperial Bank of Commerce+

 10.58 Shareholders' Agreement dated as of December 1, 1990 by and among the shareholders of Henry Schein Espana, S.A.+

 10.59    Shareholders' Agreement dated as of April 1, 1991 between the shareholders of
          Schein-Dentina, B.V. (English translation)+

 10.60    Put and Call Option Agreement dated August 29, 1991 between Schein
          International (Europe) Inc. and the shareholders of Henry Schein U.K.
          Holdings Limited+

 10.61    Deed of Guarantee dated August 29, 1991 between Henry Schein, Inc. and the shareholders of Henry Schein U.K. Holdings Limited+

 10.62    Stock Purchase Agreement dated November 1, 1992 among SSN Healthcare Supply,
          Inc., the Company, Tri-State Medical Supply, Inc. and a shareholder+

 10.63    Stock Purchase and Shareholders' Agreement dated March 19, 1993 by and among
          S.A. Hospithera and Henry Schein Europe, Inc.+

 10.64    Agreement dated March 19, 1993 by and among S.A. Hospithera N.V., Henry
          Schein Europe Inc., and S.A. Henry Schein Hospithera N.V.+

 10.65    Supply Agreement dated as of March 15, 1993 between Henry Schein B.V. and
          S.A. Henry Schein Hospithera N.V.+

 10.66    Put and Call Option Agreement dated July 1, 1993 between P.W. White Holdings
          Limited and Henry Schein Europe Inc.+

 10.67    Shareholders' Agreement dated July 1, 1993 between the shareholders of Henry
          Schein UK Holdings Ltd.+

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
EXHIBIT                                                                                   PAGE
  NO.                                        EXHIBIT                                       NO.
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
 10.68    Consortium Agreement dated July 1, 1993 between the shareholders of Henry
          Schein UK Holdings Ltd.+

 10.69    Guarantee dated July 1, 1993 between the Company and P.W. White Holdings
          Limited+

 10.70    Restructuring Agreement dated July 30, 1993 by and among the Company, Dental
          Plan, Inc., and certain of its employees+

 10.71    Share Purchase Agreement dated as of November 17, 1993 by and among Henry
          Schein B.V. and Johannes Cornelis van den Braak+

 10.72    Asset Purchase and Business Development Agreement dated May 23, 1994 among the Company, Chicago Medical Equipment Company, and its principal stockholder, Universal Footcare Holdings Corp., Universal Footcare Products,
          Inc. and Universal Footcare Sales Co., L.L.C.+

 10.73    Sales Service Agreement dated as of August 1, 1994 between Universal Footcare
          Products, Inc. and Universal Footcare Sales Co., L.L.C.+

 10.74    Unanimous Shareholders Agreement dated August 4, 1994 among Henry Schein
          Canada Inc., the Company, 972704 Ontario Inc. and its shareholders, and
          Consolidated Dental Ltd.+

 10.75    Share Purchase Agreement dated June 27, 1994 by and between the shareholders of Henry Schein France S.A.+

 10.76    Shareholders Agreement dated January 1, 1995 among SSN Healthcare Supply,
          Inc., South Jersey Medical Supply Co., Inc., South Jersey Surgical Supply
          Co., Inc., and its shareholders+

 10.77 Shareholders Agreement dated as of January 24, 1995 by and among the shareholders of Dentisoft, Inc.+

 10.78    Purchase Agreement dated as of June 14, 1995 among The Veratex Corporation, the Company and HSI Michigan Corp.+

 10.79    Form of Henry Schein, Inc. Non-Employee Director Stock Option Plan++

 10.80    Supply Agreement made as of July 7, 1995 between Tidi Products, Inc. and the
          Company+

 10.81    Agreement Subject to Conditions Precedent dated July 21, 1995 between Henry
          Schein Europe Inc., Henry Schein France S.A., Gerard Ifker, Didier Cochet,
          Frederic Ladet, Jean-Hugues Lelievre and Christophe Morales (English
          Translation)+

 10.82    Put and Call Option Agreement dated June 9, 1995 between William Roger
          Killiner and Henry Schein U.K. Holdings Limited+

 10.83    Put and Call Option Agreement dated June 9, 1995 between Anthony Alan
          Anderson and Henry Schein U.K. Holdings Limited+

 10.84 Agreement of Purchase and Sale of Assets dated as of July 1, 1995 by and among Precision Dental Specialties, Inc. and its shareholders, PDS
          Acquisition Corp., and the Company+

 10.85    Shareholders Agreement dated as of July 1, 1995 by and among Precision Dental
          Specialties, Inc. and its shareholders, PDS Acquisition Corp., and the
          Company+

 10.86    Agreement dated January 1, 1995 between Henry Schein (UK) Holdings Ltd. and
          The Royal Bank of Scotland plc+

 10.87    Agreement dated March 4, 1993 between Henry Schein (UK) Holdings Ltd. and The
          Royal Bank of Scotland plc+

 10.88    Loan Agreement dated November 16, 1993 between Henry Schein B.V. and others and Crediet-en Effectenbank N.V. (English translation and original version)+

EXHIBIT                                                                                   PAGE
  NO.                                        EXHIBIT                                       NO.
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
 10.89    Multicurrency Credit Policy between Henry Schein Espana, S.A. and others and
          Banco Popular Espanol, S.A. (English translation and original version)+

 10.90    Amended and Restated Credit Agreement (the "Amended Credit Agreement") dated as of July 5, 1995 among the Company, The Chase Manhattan Bank, N.A., Natwest
          Bank, N.A., Cooperatieve Centrale Raiffeisen Boerenleenbank, B.A. "Rabobank
          Nederland". New York Branch and European American Bank+

 10.91    First Amendment to the Amended Credit Agreement dated December 15, 1995 among the Company, The Chase Manhattan Bank, N.A., Natwest Bank, N.A., Cooperatieve
          Centrale Raiffeisen Boerenleenbank, B.A. "Rabobank Nederland", New York
          Branch and European American Bank++

 10.92    Agreement and Plan of Merger dated as of April 26, 1996 among the Company,
          SSC Holdings, Inc., Scientific Supply Company, Lawrence J. Frankel, the
          Lawrence and Pamela Frankel Charitable Remainder Trust, Norman Frankel,
          Rudolph Kelemen and Bruce Barber**

 10.93    Registration Rights Agreement among the Company, Lawrence J. Frankel, the
          Lawrence and Pamela Frankel Charitable Remainder Trust, Norman Frankel,
          Rudolph Kelemen and Bruce Barber**

 10.94    Acquisition Agreement dated as of May 23, 1996 among HSI, Silverman's Dental
          Supply Corp. San Francisco Dental Supply, Inc. and Larry Olsen**

 10.95    Acquisition Agreement dated as of May 23, 1996 the Company and Pattison-
          McGrath Company Dental Supplies**

  11.1    Statement re: computation of per share income (loss)**

  21.1    List of Subsidiaries of the Registrant**

  23.1    Consent of BDO Seidman, LLP*

  23.2    Consent of Proskauer Rose Goetz & Mendelsohn LLP included in its opinion to be filed as Exhibit 5.1 to this Registration Statement**

- ------------

 * Filed herewith.

** To be filed by amendment.

 + Incorporated by reference to the Company's Registration Statement on Form S-1
   (Commission File No. 33-96528).

++ Incorporated by reference to the Company's Annual Report on Form 10-K
   (Commission File No. 0-27078).